Filed Pursuant to Rule 424(b)3

Registration No. 333-126060

16495 Bernardo Center Drive

San Diego, California 92128

To the Shareholders of Rancho Bernardo Community Bank

The boards of directors of Rancho Bernardo Community Bank and Community Bancorp Inc. have approved the merger of Rancho Bernardo into a subsidiary of Community.

In the transaction, shareholders of Rancho Bernardo will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Rancho Bernardo stock. Based on Community’s closing sale price on June 30, 2005 of $30.05 per share, you would receive $29.50 in value for each share of Rancho Bernardo stock. However, the value you receive will change depending upon the performance of Community’s common stock shortly before the closing. Please see pages 30 and 31 of the proxy statement-prospectus for an explanation and examples of various value scenarios. Rancho Bernardo and Community urge you to obtain current market quotations of Rancho Bernardo and Community common stock.

It is expected that the transaction will be tax-free to Rancho Bernardo’s shareholders who receive Community common stock. Cash paid in lieu of fractional shares and cash paid to those shareholders receiving cash will be taxable. Upon completion of the merger, it is expected that the shareholders of Rancho Bernardo will own approximately 10.4% of the outstanding shares of Community, assuming none of Community’s outstanding stock options are exercised.

Rancho Bernardo will hold a special shareholders’ meeting. Rancho Bernardo shareholders will be asked to approve the agreement and the proposed merger. Approval of the Community shareholders of the merger is not required. Information about the Rancho Bernardo meeting is contained in this proxy statement—prospectus. In particular, see “Risk Factors” beginning on page 16. You are urged to read this document carefully and in its entirety.

Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at the special meeting. If you do not vote, it will have the same effect as voting against the proposal.

Alan L. Douglas
Chairman, President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT—PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF COMMUNITY, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement—prospectus is dated July 1, 2005 and is first being mailed to shareholders on or about July 5, 2005.

NOTICE OF

SPECIAL MEETING OF SHAREHOLDERS

RANCHO BERNARDO COMMUNITY BANK

TO BE HELD AUGUST 17, 2005

To the shareholders of Rancho Bernardo Community Bank:

Notice is hereby given that, pursuant to the Bylaws of Rancho Bernardo Community Bank and the call of its Board of Directors, a special meeting of shareholders will be held at the Bank’s main office, 16495 Bernardo Center Drive, San Diego, California, on August 17, 2005, at 6:00 p.m., for the purpose of considering and voting on the following matters:.

1. Approval of Merger With Community Bancorp Inc. To consider and act upon a proposal to approve the merger and the merger agreement pursuant to which Rancho Bernardo Community Bank will be merged into Community National Bank, a wholly-owned subsidiary of Community Bancorp Inc., as described in the attached proxy statement- prospectus. You may elect to receive shares of Community common stock, cash or a combination for your shares of Rancho Bernardo stock, subject to the allocation provisions set forth in the merger agreement.

2. Adjournments. To consider and act upon a proposal to approve, if necessary, an adjournment of the special meeting to solicit additional proxies in favor of the merger and the merger agreement.

No other business may be conducted at the special meeting.

Only shareholders of record at the close of business on June 17, 2005 may vote at the special meeting. Approval of the merger requires the affirmative vote of two-thirds of the shares of Rancho Bernardo common stock issued and outstanding on the record date.

Under the federal law, holders of Rancho Bernardo stock who dissent from the merger and comply with certain provisions will be entitled to receive a cash payment for their shares. A summary of the applicable requirement of such law is contained in the attached proxy statement—prospectus under the caption “THE MERGER—Dissenters’ Rights.” In addition, the text of the applicable provision is attached as Appendix C to the attached proxy statement—prospectus.

SINCE IMPORTANT MATTERS ARE TO BE CONSIDERED AT THE SPECIAL MEETING, IT IS VERY IMPORTANT THAT EACH SHAREHOLDER VOTE. Please complete, sign, date and return your proxy card in the enclosed envelope, whether or not you plan to attend the special meeting.

THE ENCLOSED PROXY CARD IS SOLICITED BY RANCHO BERNARDO’S BOARD OF DIRECTORS. ANY SHAREHOLDER WHO EXECUTES AND DELIVERS A PROXY CARD HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF RANCHO BERNARDO, BY SUBMITTING PRIOR TO THE SPECIAL MEETING A PROPERLY EXECUTED PROXY BEARING A LATER DATE, OR BY BEING PRESENT AT THE SPECIAL MEETING AND ELECTING TO VOTE IN PERSON BY ADVISING THE CHAIRMAN OF THE SPECIAL MEETING OF SUCH ELECTION.

PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING SO THAT ARRANGEMENTS FOR ADEQUATE ACCOMMODATIONS CAN BE MADE.

If you would like to attend the Rancho Bernardo special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Rancho Bernardo special meeting, you must obtain from the nominee a proxy issued in your name.

By order of the Board of Directors

John D. Gonnerman Secretary

July 1, 2005

PROXY STATEMENT—PROSPECTUS

SPECIAL MEETING OF SHAREHOLDERS

RANCHO BERNARDO COMMUNITY BANK

TO BE HELD AUGUST 17, 2005

INTRODUCTION

This proxy statement—prospectus is furnished in connection with the solicitation of proxies for use at the special meeting of shareholders of Rancho Bernardo Community Bank to be held at the Bank’s main office, 16495 Bernardo Center Drive, San Diego, California, on Wednesday, August 17, 2005, at 6:00 p.m., for the purpose of considering and voting on the following matters:

1. Approval of Merger With Community Bancorp Inc. To consider and act upon a proposal to approve the merger and the merger agreement pursuant to which Rancho Bernardo Community Bank will be merged into Community National Bank, a wholly-owned subsidiary of Community Bancorp Inc., as described in the attached proxy statement- prospectus. You may elect to receive shares of Community common stock, cash or a combination for your shares of Rancho Bernardo stock, subject to the allocation provisions set forth in the merger agreement.

2. Adjournments. To consider and act upon a proposal to approve, if necessary, an adjournment of the special meeting to solicit additional proxies in favor of the merger and the merger agreement.

No other business may be conducted at the special meeting.

The board of directors of Rancho Bernardo Community Bank has fixed the close of business on June 17, 2005, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the special meeting. Approval of the merger and the merger agreement requires the affirmative vote of two-thirds of the shares of Rancho Bernardo common stock issued and outstanding on the record date. Approval to adjourn the special meeting to solicit additional proxies, if necessary, requires the affirmative vote of a majority of the shares represented and voting at the special meeting.

The board of directors of Rancho Bernardo unanimously recommends that you vote “FOR” approval of the merger and the merger agreement.

QUESTIONS AND ANSWERS ABOUT VOTING

Q:	Why have you sent me this document?

A:	You are receiving this document because it is serving as both a proxy statement for Rancho Bernardo Community Bank and a prospectus of Community Bancorp Inc. It is a proxy statement because it is being used by the Rancho Bernardo board of directors to solicit the proxies of its shareholders. It is a prospectus because Community is offering shares of its common stock in exchange for shares of Rancho Bernardo in the merger described below.

This proxy statement—prospectus contains important information regarding the proposed merger, as well as information about Community and Rancho Bernardo. It also contains important information about what Rancho Bernardo’s board of directors and management considered when evaluating this proposed merger. You are urged to read this proxy statement—prospectus carefully, including its appendices.

Q:	What is happening in this transaction?

A:	Rancho Bernardo is being merged with and into Community National Bank, the wholly-owned subsidiary of Community. As a result of such merger, Rancho Bernardo will cease to exist. The merger is governed by the Agreement to Merge and Plan of Reorganization dated April 21, 2005, a copy of which is attached as Appendix A. For convenience, the entire transaction in this proxy statement—prospectus is referred to as “the merger.”

Q:	Why is the merger proposed?

A:	Rancho Bernardo is proposing the merger because its board of directors concluded that the merger is in its and its shareholders’ best interest. Rancho Bernardo believes that the merger affords a fair price and an opportunity for the combined companies to offer customers a broader array of services and products.

Q:	What are the Rancho Bernardo shareholders being asked to approve?

A:	Rancho Bernardo shareholders are required to approve the merger before it can be closed.

Q:	What should I do now?

A:	Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope in time to be represented at the special meeting.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you fail to instruct your broker how to vote your shares, the effect will be the same as a vote against the proposal.

Q:	What happens if I don’t vote?

A:	If you fail to respond, your shares will not be counted to help establish a quorum at the special meeting. Not voting also has the same effect as voting against the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your name you may do this in one of three ways:

•	Send a written notice to the Rancho Bernardo Secretary, Mr. John D. Gonnerman, stating that you are revoking your proxy.

•	Complete and submit a new proxy card bearing a later date.

•	Attend the special meeting and vote in person (but only if you tell the Chairman of the Special Meeting before the voting begins that you want to cancel your proxy and vote in person). Simply attending the special meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to Rancho Bernardo at the address at the top of Rancho Bernardo’s notice of special meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the special meeting.

Q:	How many votes are needed to approve the merger proposal?

A:	Approval of the merger proposal requires the affirmative vote of the holders of not less than two-thirds of the shares of Rancho Bernardo common stock issued and outstanding on the record date.

Q:	Why are we also voting on a proposal to authorize adjournments to solicit additional proxies?

A:	Obtaining the affirmative vote of the holders of not less than two-thirds of the issued and outstanding shares of common stock may be difficult and require more time. Although it is not anticipated, it may be necessary to adjourn the special meeting to solicit additional proxies. Because of the importance of this matter, all shareholders are strongly encouraged to submit completed proxy cards as soon as possible.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the special meeting, you should contact:

Mr. Alan L. Douglas

Chairman and Chief Executive Officer

Rancho Bernardo Community Bank

16495 Bernardo Center Drive

San Diego CA 92128

(858) 451-9100

SUMMARY

This brief summary, together with the “Questions and Answers” on the preceding pages, highlight selected information from the proxy statement—prospectus. It does not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement—prospectus and the other documents referred to therein in order to fully understand the merger. Each item in this summary refers to the page where that subject is discussed in more detail.

Information Regarding the Parties (Pages 51 and 52)

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, California 92025

http://www.comnb.com

Community Bancorp Inc. is a Southern California-based bank holding company for Community National Bank. The Bank provides traditional commercial banking services to small and medium-sized businesses and individuals in the communities along the I-15 corridor in San Diego County and southwest Riverside County. San Diego and Riverside Counties, according to U.S. census data, were among the top ten fastest growing counties in the United States measured by numerical population growth from April 1, 2000 to July 1, 2004.

At March 31, 2005, Community had total assets of $708.1 million, total deposits of $587.1 million and stockholders’ equity of $65.7 million. Community has 10 full service branches serving the communities of Bonsall, El Cajon, Encinitas, Escondido, Fallbrook, La Mesa, Murrieta, Santee, Temecula and Vista and additional SBA loan production offices that originate loans in California, Arizona, Nevada and Oregon. According to June 30, 2004 Federal Deposit Insurance Corporation (“FDIC”) data, the Bank’s ten branches have an 4.21% combined deposit market share within the ten cities the Bank serves, which would rank them second among community banks and eighth among all banks and thrifts.

Community National Bank commenced operations in September 1985 as a national banking association. As a national banking association, Community National Bank is subject to primary supervision, examination and regulation by the Comptroller of the Currency. The Bank’s deposits are insured by the FDIC up to the applicable limits thereof, and like all national banks, Community National Bank is a member of the Federal Reserve System.

Community National Bank is comprised of two divisions, Banking and SBA. The Banking Division serves its customers out of the branch offices and is focused on more “traditional” aspects of commercial banking, including building long term relationships and servicing the entire banking relationship. The SBA Division focuses on the origination and servicing of SBA loans that the Bank may retain within the loan portfolio or sell to third party investors.

Community’s common stock trades on the NASDAQ National Market under the symbol “CMBC.”

Additional information about Community, including financial statements and management’s discussion and analysis thereof, are included in its Form 10-K for the year ended December 31, 2004 and in its Form 10-Q for the quarter ended March 31, 2005. These reports are incorporated by reference into this proxy statement—prospectus. If you want to obtain copies of these documents or other information concerning Community, please see “WHERE YOU CAN FIND MORE INFORMATION” on page 78.

Rancho Bernardo Community Bank

16495 Bernardo Center Drive

San Diego, CA 92128

http://www.rbcommbank.com

Rancho Bernardo Community Bank is a California banking corporation headquartered in San Diego, California. Rancho Bernardo operates one banking facility in the Rancho Bernardo community in northern San Diego, along the I-15 corridor.

Rancho Bernardo’s business plan has focused on serving the small to medium sized businesses, professionals, and local residents in northern San Diego’s I-15 corridor. Rancho Bernardo provides a wide range of financial products, including a variety of deposit accounts, commercial, real estate and consumer loans, and various other banking services.

Rancho Bernardo opened in June 1997 and has experienced continued growth since commencement of operations. Total assets have grown from $71.0 million at December 31, 2000, to $81.3 million at December 31, 2001, $81.6 million at December 31, 2002, $95.0 million at December 31, 2003, and to $107.6 million at December 31, 2004. At March 31, 2005, Rancho Bernardo had total assets of $113.8 million, total deposits of $101.4 million, total loans of $88.9 million and total shareholders’ equity of $10.0 million.

As a state-chartered commercial bank, Rancho Bernardo’s deposits are insured by the FDIC up to the applicable limits thereof. Rancho Bernardo is a member of the Federal Reserve System.

Rancho Bernardo’s common stock is traded in the over-the-counter market under the symbol “RBCB.”

Additional information about Rancho Bernardo is included elsewhere in this proxy statement—prospectus, including Rancho Bernardo’s audited financial statements for the years ended December 31, 2004 and 2003, as well as Rancho Bernardo’s unaudited financial statements for the periods ended March 31, 2005 and 2004.

The Merger (Page 21 and Appendix A)

As used in this document, the term “the merger” means the merger of Rancho Bernardo with and into Community National Bank. The merger is governed by the Agreement to Merge and Plan of Reorganization dated April 21, 2005 (the “merger agreement”).

A copy of the merger agreement is attached as Appendix A at the back of this proxy statement—prospectus. You are encouraged to read this merger agreement, as it is the legal document that governs the merger.

Risk Factors (Page 16)

An investment in Community’s common stock includes substantial risks. See the section entitled “Risk Factors” beginning on page 16 for a discussion of risks associated with the merger and an investment in Community’s common stock.

The Value You Will Receive Will Adjust in Response to Changes in Community’s Stock Price (Page 30)

The value that you will receive in exchange for your Rancho Bernardo stock is dependent on two defined terms in the merger agreement called the “average closing price” and the “per share amount.”

•	“Average closing price” means the average daily closing price of Community common stock during the 20 trading days ending on the fifth trading day immediately before the effective day of the merger.

•	“Per share amount” means the quotient of (i) the sum of (a) the product of 600,000 multiplied by the “average closing price” plus (b) 10,000,000, divided by (ii) 950,114.

In general, the “per share amount” floats in relation to the “average closing price.” However,

•	if the “average closing price” is more than $35.65, the “per share amount” will become fixed at $33.04, or

•	if the “average closing price” is less than $26.35, the “per share amount” will become fixed at $27.17.

Subject to the allocation provisions of the merger agreement, you may elect to receive all cash, all Community common stock or a portion of cash and Community common stock for the Rancho Bernardo shares you own.

•	If you receive cash, the amount you receive per share will be equal to the “per share amount.”

•	If you receive Community common stock, the number of shares that you will receive will be equal to the number of your Rancho Bernardo shares multiplied by an exchange ratio. The exchange ratio will be calculated by dividing the “per share amount” by the “average closing price.” To the extent that the formula results in a fraction of a share, such fraction will not be issued but you will receive cash in lieu of such fractional interest.

As of the date of this proxy statement—prospectus, Rancho Bernardo has 962,798 shares outstanding, representing the issuance of 12,684 shares through the exercise of outstanding stock options since the merger agreement was negotiated and signed. Between the date hereof and the closing for the merger, additional stock options may be exercised. As a result of the issuance of the additional 12,684 shares, as well as any additional shares pursuant to the exercise of outstanding stock options, the aggregate consideration to be paid by Community will increase but the “per share amount” due to Rancho Bernardo shareholders will not decrease.

The following table sets forth historical per share market value for Community common stock based on the last sale price and Rancho Bernardo common stock based on the last bid prices and the equivalent market values for Rancho Bernardo common stock on:

•	April 21, 2005, the last trading day before public announcement of the merger, and

•	June 30, 2005, the most recent date before the mailing of this proxy statement—prospectus.

	Historical Market Price		Rancho Bernardo Equivalent Pro Forma Price Per Share
	Community	Rancho Bernardo
April 21, 2005	$29.75	$20.75	$29.31	(1)
June 30, 2005	$30.05	$28.00	$29.50	(2)

(1)	Assuming a “per share amount” of $29.31, an “average closing price” of $29.75 and an exchange ratio of 0.9852.
(2)	Assuming a “per share amount” of $29.50, an “average closing price” of $30.05 and an exchange ratio of 0.9816.

Community cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. After the merger, there will be no further trading or a public market for Rancho Bernardo common stock.

You are urged to obtain current market quotations.

Dividends After the Merger

To date, Rancho Bernardo has not paid cash dividends and has followed a strategy of retaining earnings to increase capital and provide additional basis for growth. However, in 2004, Rancho Bernardo did declare and pay a 5% stock dividend to shareholders of record on May 31, 2004.

Starting in 2004, Community instituted a policy of paying quarterly cash dividends of $0.05 per share with payable dates approximating the last day of the calendar quarter. Community increased its first quarter dividend for 2005 to $0.10 per share. The record date for the dividend generally occurs approximately 15 days before the payable date. Community declared a quarterly cash dividend of $0.10 per share with a June 15, 2005 record date with the dividend payable on June 30. Because the merger will not be effective by the record date in June, the second quarter dividend will not be paid on shares of Community stock issued in the merger to Rancho Bernardo shareholders. The merger is expected to be complete before the record date for Community’s third quarter dividend, however, no assurance can be given regarding the time for the closing of the merger.

Community expects to pay cash dividends at the same general level but may change that policy in the sole discretion of its board of directors based on business conditions, its financial condition and earnings or other factors.

Tax Effects of the Transaction (Page 34)

The merger will be tax-free for U.S. federal income tax purposes to Rancho Bernardo shareholders who receive only Community shares in the merger. A Rancho Bernardo shareholder who receives only cash in the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the tax basis of the Rancho Bernardo shares exchanged therefor, and such gain or loss will be capital gain or loss assuming that the Rancho Bernardo shares are held by the shareholder as a capital asset. A Rancho Bernardo shareholder who receives Community shares and cash in the merger will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received in the merger, over (b) the tax basis of the Rancho Bernardo shares exchanged therefor. The gain recognized will be capital gain (assuming the Rancho Bernardo shares are held by the shareholder as a capital asset) unless the receipt of cash by the Rancho Bernardo shareholder has the effect of a dividend distribution, in which event the gain will be treated as ordinary dividend income (to the extent of the shareholder’s ratable share of Rancho Bernardo’s accumulated earnings and profits at the time of the merger as calculated for U.S. federal income tax purposes).

You are encouraged to consult your tax advisor about the tax consequences of the merger to you.

Rancho Bernardo Board of Directors Recommendation (Page 22)

Rancho Bernardo Shareholders. The Rancho Bernardo board of directors has determined that the merger is fair to and in the best interest of Rancho Bernardo and Rancho Bernardo’s shareholders. It has unanimously approved the merger agreement and recommends that Rancho Bernardo shareholders vote “FOR” the merger and the merger agreement.

Factors considered by Rancho Bernardo’s Board. You should also refer to the factors and reasons that Rancho Bernardo’s board of directors considered in reaching its decision to approve the merger, as explained starting on page 22.

Financial Advisor Gives Opinion That Merger Is Fair (Page 24 and Appendix B)

Rancho Bernardo’s financial advisor, Hoefer & Arnett, has provided its opinions to Rancho Bernardo’s board of directors dated as of April 21, 2005 that subject to and based on the considerations referred to in its opinion, the merger is fair to the Rancho Bernardo shareholders from a financial point of view. Hoefer & Arnett has affirmed its opinion as of the date of this proxy statement—prospectus. The full text of Hoefer & Arnett’s opinion dated April 21, 2005 is attached as Appendix B to this proxy statement—prospectus. Rancho Bernardo urges its shareholders to read that opinion in its entirety.

Rancho Bernardo Shareholders Should Make a Timely Election (Page 32)

Rancho Bernardo shareholders may elect to receive Community shares, cash or a combination in exchange for the Rancho Bernardo shares they own as of a record date approximately 35 days before the closing date of the merger. The record date for making elections is different from the June 17, 2005 record date for determining the Rancho Bernardo shareholders that are entitled to vote at the special meeting.

PLEASE RETAIN THIS PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

If you do not make a timely election, you may not receive the form of consideration that you want. The merger agreement requires that $10 million of the total consideration paid in the merger must be paid in cash. If elections to receive cash are not made for exactly $10 million, an allocation procedure will be applied until the necessary level has been achieved. The first shares to which the allocation procedures will be applied will be those shares for which a timely and valid election has not been made. If, after allocating the undesignated shares, an additional allocation is necessary, there will be a proration procedure applied.

Because the price of Community common stock fluctuates, and because of the allocation procedures, you will not know when you vote and when you make your election either the amount of cash or the value of the shares of Community common stock which you will receive in the merger. The market value of Community shares at the time of the merger could be higher or lower than the current market value.

Rancho Bernardo to Hold Special Meeting (Page 19)

Rancho Bernardo’s special meeting of shareholders will be held at 6:00 p.m. on August 17, 2005, at the Bank’s main office, 16495 Bernardo Center Drive, San Diego, California. At the meeting, you will be asked to approve the merger and the merger agreement. You will also be asked to authorize the proxy holders to vote to adjourn the special meeting, if necessary, to solicit additional proxies.

Record Date; Shareholder Votes Required (Page 19)

You are entitled to vote at the special meeting if you owned Rancho Bernardo common stock as of the record date, June 17, 2005. As of that date, there were 962,798 shares of Rancho Bernardo outstanding, held by approximately 155 shareholders of record. Each holder of Rancho Bernardo common stock is entitled to one vote per share on all matters that may properly come before the meeting. Approval of the merger and the merger agreement requires the affirmative vote of not less than two-thirds of the outstanding shares of Rancho Bernardo common stock. Authorization to adjourn the special meeting, if necessary, to solicit additional proxies requires the favorable vote of a majority of the shares represented at the special meeting.

Certain Shareholders Have Agreed to Vote in Favor of the Merger (Page 37)

As of the record date for the meeting, the directors of Rancho Bernardo held voting power with respect to 24.72% of the outstanding shares of Rancho Bernardo common stock. The directors of Rancho Bernardo have signed contracts agreeing to vote their shares in favor of the merger agreement and the merger.

The directors entered into these agreements in order to induce Community to enter into the merger agreement. The director agreements could discourage other companies from trying to acquire Rancho Bernardo.

Dissenters’ Rights (Page 36 and Appendix C)

Shareholders of Rancho Bernardo will have dissenters’ rights in the merger. If you follow certain procedures, you may choose to receive the fair market value of your shares in cash when the merger is completed. The procedures which you must follow to exercise your dissenters’ rights are set forth in federal law, 12 USC Section 215a(b). A copy of Section 215a(b) is attached as Appendix C.

Accounting Treatment (Page 36)

Community will account for the merger as a “purchase” for financial reporting purposes.

Benefits to Certain Officers and Directors in the Merger (Page 37)

When considering the recommendation of the Rancho Bernardo board of directors, you should be aware that some Rancho Bernardo directors and officers have interests in the merger that differ from the interests of other Rancho Bernardo shareholders. These interests include:

•	certain officers and directors have stock options which are exercisable in full prior to the merger;

•	Alan L. Douglas, the Chairman of Rancho Bernardo, will be added to the boards of directors of Community and Community National Bank at the effective time of the merger and will also enter into an employment agreement with Community National Bank which will be effective upon the closing of the merger; and

•	directors and officers have continuing liability insurance protection and indemnification protections.

The Rancho Bernardo board of directors was aware of these interests and considered them before approving the merger agreement.

Things Rancho Bernardo and Community Must Do for the Merger to Occur (Page 39)

Completion of the merger is subject to various conditions, including:

•	approval of the merger agreement and the merger by the Rancho Bernardo shareholders;

•	receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

•	other customary conditions.

Certain of these customary conditions to the merger may be waived by Community or Rancho Bernardo, as applicable.

Regulatory Approvals Needed (Page 33)

The merger cannot be completed unless it is approved by the Office of the Comptroller of the Currency and, if necessary, the Board of Governors of the Federal Reserve System. Requests for an exemption from the Federal Reserve and an application with the Comptroller of the Currency have been filed. The Federal Reserve has recently confirmed that no application pursuant to the Bank Holding Company Act will be required in connection with the merger.

Although there is no apparent reason why regulatory approvals cannot be obtained in a timely manner, there can be no certainty as to when or if they will be obtained.

Additional Long Term Debt

Community expects to issue approximately an additional $20 million in long term debt in connection with the merger in order to, among other things, fund the cash required to pay the Rancho Bernardo shareholders, increase working capital and for general corporate purposes. See, “THE MERGER—Per Share Amount and Exchange Ratio.”

When the Merger Will Occur (Page 38)

The merger will occur shortly after all of the conditions to its completion have been satisfied. It is currently anticipated that it will close during the third quarter of 2005, but no assurance can be given regarding the timing of the closing for the merger.

Termination of the Merger Agreement (Page 41)

The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including either party may terminate the agreement if all significant conditions are not met by December 31, 2005 or if the other party breaches the agreement or by Community if its “average closing price” falls below $24.00 per share. However, if Community does elect to terminate the agreement due to its “average closing price” falling below $24.00 per share, Rancho Bernardo may render such election null and void, and thereby reinstate the agreement, by agreeing to fix the total number of Community shares to be issued in the merger at 658,750.

Termination Fees Between Rancho Bernardo and Community (Page 40)

Certain cash payments may be made under the merger agreement in the event a party terminates the merger agreement in certain situations, including a payment by Rancho Bernardo to Community if the Rancho Bernardo shareholders fail to approve the merger and the merger agreement.

SELECTED HISTORICAL AND COMPARATIVE PER SHARE DATA

The following information is provided to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables shows financial results actually achieved by Rancho Bernardo and by Community for the periods presented. These are historical figures.

Rancho Bernardo Historical Selected Financial Data

The following selected financial data with respect to Rancho Bernardo for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from its audited financial statements and adjusted for the 5% dividend that occurred in 2004. The selected financial data for the three months ended March 31, 2005 and 2004 comes from the unaudited financial statements of Rancho Bernardo. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Rancho Bernardo’s financial information for the interim periods presented. The operating results for the three months ended March 31, 2005, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2005.

Summary Historical Financial Data of Rancho Bernardo Community Bank

	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
Summary Statements of Operations Data:
Interest income	$1,784	$1,492	$6,571	$5,587	$5,564	$6,121	$6,215
Interest expense	356	239	1,108	1,140	1,504	2,307	2,214

Net interest income	1,428	1,253	5,463	4,447	4,060	3,814	4,001
Provision for loan losses	99	15	73	128	286	498	484

Net interest income after provision for loan losses	1,329	1,238	5,390	4,319	3,774	3,316	3,517
Other operating income	50	125	467	704	539	477	202
Other operating expense	876	735	3,261	3,334	3,726	3,227	2,642

Income before income taxes	503	628	2,596	1,689	587	566	1,077
Income taxes	204	255	1,068	693	240	231	443

Net income	$299	$373	$1,528	$996	$347	$335	$634

Per Share Data:
Basic earnings per share	$0.32	$0.40	$1.63	$1.08	$0.38	$0.36	$0.73
Diluted earnings per share	$0.28	$0.37	$1.47	$1.02	$0.36	$0.35	$0.71
Cash dividends declared per common share	None	None	None	None	None	None	None
Average basic common shares outstanding:	942,444	935,861	936,815	924,733	924,238	918,491	865,162
Average diluted common shares outstanding:	1,058,219	1,014,567	1,038,216	976,122	954,139	948,040	888,164
Summary Statement of Financial Condition:
Cash and due from banks	$3,319	$3,117	$1,823	$1,969	$3,373	$3,641	$3,474
Federal funds sold	$—	$6,085	$4,650	$4,335	$370	$—	$6,280
Investments and other securities	$19,126	$15,269	$18,946	$20,091	$12,653	$12,129	$9,969
Net loans	$88,936	$74,496	$80,170	$66,481	$63,523	$63,659	$49,607
Total assets	$113,778	$100,791	$107,513	$95,021	$81,615	$81,333	$71,040
Total deposits	$101,362	$89,929	$96,357	$84,671	$71,823	$72,939	$63,842
Total liabilities	$103,772	$92,043	$97,747	$86,790	$74,270	$74,494	$64,652
Total shareholders’ equity	$10,006	$8,748	$9,766	$8,231	$7,345	$6,839	$6,388
Average Balances
Average net loans	$84,496	$71,710	$79,463	$63,096	$61,883	$57,638	$47,515
Average investment securities	$21,029	$20,584	$21,162	$23,545	$17,805	$15,222	$12,390
Average total assets	$110,182	$97,786	$105,464	$91,449	$85,113	$78,961	$65,103
Average deposits	$97,613	$84,149	$93,700	$80,734	$75,330	$70,609	$58,354
Average equity	$9,983	$8,690	$9,120	$7,668	$7,116	$6,703	$5,496

	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
Performance Ratios
Return on average assets	1.09%	1.53%	1.45%	1.09%	0.41%	0.42%	0.97%
Return on average equity	11.98%	17.17%	16.75%	12.99%	4.88%	5.00%	11.54%
Net interest margin	5.44%	5.51%	5.45%	5.14%	4.85%	4.37%	5.32%
Dividend payout ratio	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Average equity to average assets	9.06%	8.89%	8.65%	8.39%	8.36%	8.49%	8.44%
Capital Ratios
Leverage capital ratio	8.91%	8.90%	8.77%	8.42%	8.58%	8.11%	9.10%
Tier 1 risk-based capital ratio	10.45%	10.75%	11.26%	10.74%	10.81%	10.52%	13.00%
Total risk-based capital ratio	11.70%	12.00%	12.51%	12.00%	12.06%	11.77%	14.20%
Asset Quality Ratios
Allowance for loan losses to total gross loans	1.25%	1.66%	1.58%	1.83%	1.77%	1.42%	1.60%
Net charge-offs to average total loans	0.29%	0.00%	0.06%	0.21%	0.09%	0.66%	0.37%
Non-performing assets to total assets	0.20%	0.31%	0.22%	0.34%	0.06%	0.00%	0.33%

Community Historical Selected Financial Data

The following selected consolidated financial data with respect to Community for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been derived from its audited financial statements. The selected consolidated financial data for the three months ended March 31, 2005 and 2004 comes from the unaudited financial statements of Community. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Community’s financial information for the interim periods presented. The operating results for the three months ended March 31, 2005, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2005.

Selected Historical Financial Data of Community

	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
Summary Statements of Operations Data:
Interest income	$10,634	$7,171	$32,631	$26,786	$24,815	$25,205	$21,176
Interest expense	2,022	1,298	5,664	6,170	8,695	12,481	9,806

Net interest income	8,612	5,873	26,967	20,616	16,120	12,724	11,370
Provision for loan losses	318	228	1,176	1,639	1,561	1,470	965

Net interest income after provision for loan losses	8,294	5,645	25,791	18,977	14,559	11,254	10,405
Other operating income	2,583	1,858	9,660	7,691	6,501	2,946	2,178
Other operating expense	6,689	4,516	22,089	17,177	15,921	12,315	10,930

Income before income taxes	4,188	2,987	13,362	9,491	5,139	1,885	1,653
Income taxes	1,649	1,117	4,996	3,595	2,133	783	652

Net income	$2,539	$1,870	$8,366	$5,896	$3,006	$1,102	$1,001

Per Share Data:
Basic earnings per share	$0.49	$0.43	$1.83	$1.51	$0.86	$0.36	$0.36
Diluted earnings per share	$0.46	$0.40	$1.71	$1.42	$0.84	$0.35	$0.35
Cash dividends declared per common share	$0.10	0.05	$0.20	None	None	None	None
Average basic common shares outstanding:	5,227,333	4,370,088	4,570,734	3,900,350	3,491,028	3,041,191	2,809,670
Average diluted common shares outstanding:	5,542,680	4,660,655	4,885,069	4,144,666	3,599,086	3,122,974	2,861,683
Summary Statement of Financial Condition:
Cash and cash equivalents	$19,370	$14,211	$14,842	$17,940	$11,814	$10,856	$6,833
Federal funds sold	$17,270	$25,385	$9,565	$17,925	$9,690	$28,090	$10,997
Investments and other securities	$34,418	$26,073	$36,727	$27,096	$39,029	$12,287	$8,034
Net loans	$584,947	$416,428	$532,012	$394,212	$339,471	$305,686	$245,437
Total assets	$708,263	$502,353	$641,606	$476,698	$415,698	$370,223	$280,696
Total deposits	$587,108	$429,052	$549,766	$393,126	$363,952	$333,334	$252,697
Total liabilities	$642,421	$463,431	$578,488	$439,617	$395,125	$353,722	$268,460
Total stockholders’ equity	$65,842	$38,922	$63,118	$37,081	$20,573	$16,501	$12,236

Average Balances
Average net loans	$568,296	$406,681	$456,347	$369,056	$324,627	$271,433	$197,938
Average investment securities	$36,868	$26,313	$25,687	$29,749	$25,417	$7,937	$7,865
Average total assets	$679,941	$482,784	$539,329	$441,118	$392,034	$322,753	$235,084
Average deposits	$567,003	$406,551	$462,872	$376,720	$344,487	$291,685	$211,008
Average equity	$65,131	$38,488	$44,411	$27,634	$18,792	$14,143	$11,609

	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands except per share data)
Performance Ratios
Return on average assets	1.49%	1.55%	1.55%	1.34%	0.77%	0.34%	0.43%
Return on average equity	15.59%	19.43%	18.84%	21.34%	16.00%	7.79%	8.62%
Return on average tangible equity	21.29%	19.43%	20.11%	21.34%	16.00%	7.79%	8.62%
Net interest margin	5.66%	5.27%	5.40%	5.00%	4.40%	4.18%	5.20%
Dividend payout ratio	20.69%	11.66%	10.96%	0.00%	0.00%	0.00%	0.00%
Average equity to average assets	9.58%	7.97%	8.23%	6.26%	4.79%	4.38%	4.94%

Capital Ratios
Leverage capital ratio	9.39%	10.67%	9.48%	10.67%	6.80%	6.18%	5.88%
Tier 1 risk-based capital ratio	9.55%	11.82%	10.22%	11.88%	7.88%	7.65%	7.12%
Total risk-based capital ratio	10.80%	13.54%	11.47%	13.77%	9.99%	10.30%	10.68%

Asset Quality Ratios
Allowance for loan losses to total gross loans	1.33%	1.28%	1.38%	1.30%	1.14%	0.90%	0.80%
Net charge-offs to average total loans	-0.06%	0.01%	0.01%	0.09%	0.16%	0.23%	0.03%
Non-performing assets to total assets	0.78%	0.28%	0.63%	0.30%	0.54%	1.38%	0.02%

Unaudited Comparative Per Share Data

The following table sets forth for Community common stock and Rancho Bernardo common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. The unaudited pro forma combined and unaudited pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented; the book value data presented gives effect to the merger as if the merger had been effective at the date of the statement of financial condition. The unaudited pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read together with the historical financial information of Rancho Bernardo and Community. See “WHERE YOU CAN FIND MORE INFORMATION” on page 78 and “RANCHO BERNARDO COMMUNITY BANK FINANCIAL STATEMENTS” on page F-1.

The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Community historical per share data:
Basic earnings per share	$0.49	$1.83
Diluted earnings per share	$0.46	$1.71
Book value per share	$12.51	$12.23

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Rancho Bernardo historical per share data:
Basic earnings per share	$0.32	$1.63
Diluted earnings per share	$0.28	$1.47
Book value per share	$10.53	$10.42

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Unaudited pro forma per share data:
Combined earnings per Community share(1)
Basic	$0.46	$1.78
Diluted	$0.43	$1.68
Basic and diluted earnings per equivalent Rancho Bernardo share(2)
Basic	$0.44	$1.73
Diluted	$0.42	$1.63
Book value per Community share	$15.18	$14.99
Book value per equivalent Rancho Bernardo share(3)	$14.74	$14.55

(1)	The unaudited pro forma earnings “per share amounts” are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Community and Rancho Bernardo and dividing the resulting amount by the average pro forma shares of Community giving effect to the merger using an assumed “per share amount” of $30.10 and an assumed “average closing price” of $31.00. Diluted average pro forma shares also include the effect of the options to be issued in exchange for 27,385 options being substituted under the terms of the agreement, utilizing the treasury method.
(2)	Per equivalent Rancho Bernardo share data is calculated by taking the product of the unaudited combined pro forma per share data combined and an implied exchange ratio of 0.9709.
(3)	Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger assuming the issuance of 600,000 shares of Community common stock.

FORWARD LOOKING STATEMENTS

Certain statements contained in this proxy statement—prospectus or in documents contained as appendices, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward looking statements, including among others those found in “SUMMARY” and “THE MERGER,” involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the combined companies to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

In particular, certain statements are made in this document regarding expected cost savings to result from the merger, the anticipated accretive effect to earnings of the merger, an improved ability to compete with larger competitors, restructuring charges expected to be incurred in connection with the merger, and the operation of the combined companies. With respect to estimated cost savings, assumptions have been made about the anticipated overlap between the costs of the two banks for operations, the amount of general and administrative expenses, the size of anticipated reductions in fixed labor costs, the amount of severance costs, the effort involved in aligning accounting policies and the transactional costs of the merger. The realization of the anticipated cost savings is subject to the risk of possible inaccuracy of the foregoing assumptions.

In addition to the risks discussed in “RISK FACTORS,” the following factors may also cause actual results to differ materially from historical results or from those described in forward looking statements in this proxy statement—prospectus:

•	demographic changes;

•	changes in business strategy or development plans or the inability to execute same;

•	the availability of capital to fund the expansion of the combined business;

•	dependency on real estate and economic conditions in Southern California;

•	adverse impacts from an economic downturn or borrowers failing to perform;

•	increased competition;

•	continuing ability to originate, sell and service SBA loans;

•	legislative and regulatory developments and policies, including those related to SBA lending;

•	changes in interest rates;

•	environmental risks;

•	operational risks;

•	dependency on cash dividends from Community National Bank to fund cash obligations; and

•	other factors referenced in this proxy statement—prospectus or the documents incorporated herein by reference.

Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Community and Rancho Bernardo disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

For additional information about factors that could cause actual results to differ materially from historical results or those described in forward looking statements, please see the quarterly report on Form 10-Q and the annual report on Form 10-K that Community has filed with the Securities and Exchange Commission as described under “WHERE YOU CAN FIND MORE INFORMATION.”

RISK FACTORS

The merger involves a high degree of risk. Because a substantial portion of the merger consideration consists of Community common stock, most Rancho Bernardo shareholders will become Community shareholders after the merger. An investment in the combined companies will include different risks than an investment in either of the constituent companies. In deciding how to vote your shares of Rancho Bernardo stock at the special meeting, Rancho Bernardo shareholders should carefully consider the following factors, in addition to the other information in or incorporated by reference into this proxy statement—prospectus, including the matters addressed under “FORWARD LOOKING STATEMENTS.”

Community May Be Unable to Integrate Operations Successfully or to Achieve Expected Cost Savings. The earnings, financial condition and prospects of Community after the merger will depend in part on Community’s ability to integrate the operations and management of Rancho Bernardo and to continue to implement its own business plan. There is no assurance that Community will be able to do so. Among the issues which Community could face are:

•	unexpected problems with operations, personnel, technology or credit;

•	loss of customers and employees of Rancho Bernardo;

•	difficulty in working with Rancho Bernardo’s employees and customers;

•	the assimilation of Rancho Bernardo’s operations, site and personnel; and

•	instituting and maintaining uniform standards, controls, procedures and policies.

Further, although the boards of directors of both parties anticipate cost savings as a result of the merger, Community may not be fully able to realize those savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Community Expects to Incur Significant Costs Associated with the Merger. Community estimates that it has incurred or will incur transaction costs totaling approximately $2.3 million associated with the merger, a portion of which will be incurred whether or not the merger closes. Community believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or subsequent quarters, to reflect costs associated with integrating the two banks. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger, including charges associated with the impairment of any goodwill booked in connection with the merger.

The Failure of the Loan Portfolios to Perform as Expected May Unfavorably Impact Community. Community’s performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of Rancho Bernardo and Community National Bank, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Community’s overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either Rancho Bernardo or Community National Bank before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by Rancho Bernardo or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operations of Community following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Rancho Bernardo are maintained and enhanced.

A Downturn in the Real Estate Market Could Negatively Impact Community’s Business. As of March 31, 2005, approximately 86.80% of the principal balance of Community National Bank’s loan portfolio and 82.58% of the principal balance of Rancho Bernardo’s loan portfolio consisted of loans secured by various types of real estate. If real estate values decline significantly in the areas served by Community, higher default rates and reduced selling prices on foreclosed property held for resale would reduce the net income of the combined companies.

The Market Price of Community Common Stock Is Uncertain. The shares of Community common stock which will be issued to Rancho Bernardo shareholders in the merger are based on the “average closing price” of Community stock for a period prior to the merger. Because the price of Community common stock fluctuates, you will not know when you vote and when you make your election either the amount of cash or the value of the shares of Community common stock which you will receive in the merger. The market value of Community shares at the time of the merger could be higher or lower than the current market value.

The market price of Community common stock on or after consummation of the merger may not approximate the prices of Community prior to the merger.

Stock price changes, whether before or after the merger, may result from a variety of factors including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations. Additionally, since Community and Rancho Bernardo differ, the results of the combined company and its market price may be affected by factors different than those currently affecting the independent results of both companies and their respective stock prices.

Rancho Bernardo Shareholders May Not Receive the Form of Merger Consideration that They Elect. The merger agreement is designed to ensure that $10 million of the total consideration that will be paid to Rancho Bernardo shareholders in the merger will be paid in cash. Rancho Bernardo shareholders may elect to receive cash, Community common stock or a combination as their merger consideration, but their election may not be fully honored. See “THE MERGER—Election Procedures.”

If an election is not fully honored, a Rancho Bernardo shareholder will incur tax consequences that differ from those that would have resulted had he or she received the form of consideration elected. See “THE MERGER—Material Federal Income Tax Consequences.”

Shares Available for Future Sale May Dilute Value and Have Possible Anti-Takeover Effect. Shares of Community common stock eligible for future sale, including issuance in future acquisitions, could dilute the market value of Community common stock. The certificate of incorporation of Community authorized 10,000,000 shares of common stock, of which 5,263,123 shares were outstanding at March 31, 2005. Community’s certificate of incorporation also authorizes the issuance of 1,000,000 shares of preferred stock of which none are currently outstanding. Any new series of preferred stock could have rights, preferences and privileges senior to those of Community common stock.

Community may have opportunities in the future to further develop its franchise, through the acquisition of financial institutions. Such acquisitions may entail the payment by Community of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of Community stock and/or the incurring of indebtedness by Community, and may dilute the per share earnings or book value of Community common stock. Future acquisitions may also result in significant front-end charges against earnings.

The shares of Community common and preferred stock were authorized in these amounts to provide Community’s board of directors with as much flexibility as possible to effect, among other things, additional merger transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors consistent with its fiduciary duty to deter future attempts to gain control of Community.

Changing Interest Rates May Reduce Net Interest Income. Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets, primarily loans and investments. This relationship, known as the interest rate margin, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates will affect the demand of customers for the products and services of the combined banks after the merger. Community National Bank and Rancho Bernardo are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given the banks’ current volume and mix of interest-bearing liabilities and interest-earning assets, their interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse effect on Community’s consolidated results of operations.

Geographic Concentration in One Market May Unfavorably Impact Community. The operations of Community and Rancho Bernardo are located principally in San Diego County, California. This geographic concentration makes the combined companies depend largely upon economic conditions in this area. A deterioration in economic conditions in this market area could:

•	increase loan delinquencies,

•	increase problem assets and foreclosures,

•	increase claims and lawsuits,

•	decrease the demand for the Bank’s products and services, and

•	decrease the value of collateral for loans, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage.

Changes in Government Regulation and Monetary Policy May Unfavorably Impact Community. The banking industry is subject to extensive federal and state supervision and regulation. Such regulation limits the manner in which Community, Community National Bank and Rancho Bernardo conduct their respective businesses, undertake new investments and activities and obtain financing. This regulation is designed primarily for the protection of the deposit insurance funds and consumers, and not to benefit holders of Community’s or Rancho Bernardo’s common stocks. Financial institution regulation has been the subject of significant legislation in recent years, and may be the subject of further significant legislation in the future, none of which is in the control of Community, Community National Bank or Rancho Bernardo. Significant new laws or changes in, or repeal of, existing laws may cause Community’s consolidated results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for financial institutions, primarily through open market operations in United States government securities, the discount rate for bank borrowings and bank reserve requirements. Any material change in these conditions would be likely to have a material impact on Community’s consolidated results of operations.

Competition From Other Financial Institutions for Loans, Deposits and Other Financial Services May Adversely Affect Community’s Profits. The banking and financial services business in California generally, and specifically in the market area that will be served by the combined banks, is highly competitive. Competitive pressure is increasing as a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. Rancho Bernardo and Community compete for loans, deposits and customers with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than Rancho Bernardo or Community. There can be no assurance that Community will be able to compete effectively in its market, and the consolidated results of operations of Community could be adversely affected if circumstances affecting the nature or level of competition change.

Lending Risk May Lead to Losses and Impaired Credit Quality. A significant source of risk for financial institutions such as Rancho Bernardo and Community arises from the possibility that more than the expected number of borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. Community National Bank and Rancho Bernardo have both adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, which each company’s respective management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the respective credit portfolios. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the results of operations after the merger.

THE SPECIAL MEETING

Proxy Statement—Prospectus

This proxy statement—prospectus is being furnished to you in connection with the solicitation of proxies by the Rancho Bernardo board of directors in connection with the special meeting of shareholders.

This proxy statement—prospectus is first being furnished to the Rancho Bernardo shareholders on or about July 5, 2005.

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held as follows:

August 17, 2005

6:00 p.m.

The Bank’s main office

16495 Bernardo Center Drive

San Diego, California

Record Date; Solicitation of Proxies

The board of directors has selected the close of business on June 17, 2005 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting. At that date, there were 962,798 outstanding shares of Rancho Bernardo common stock entitled to vote at the special meeting.

In addition to soliciting proxies by mail, Rancho Bernardo’s officers, directors and employees, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of the common stock held of record by such persons, and such brokerage firms, custodians, nominees and fiduciaries will be reimbursed for reasonable out-of pocket expenses incurred by them in connection therewith. Community will pay all expenses related to printing and filing this proxy statement—prospectus, including all filing fees of the Securities and Exchange Commission.

Vote Required

A majority of the outstanding shares, represented in person or by proxy, is required for a quorum. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Approval of the merger and the merger agreement requires the affirmative vote of not less than two-thirds of the outstanding shares of Rancho Bernardo common stock. Authorization to adjourn the special meeting, if necessary, to solicit additional proxies requires the favorable vote of a majority of the shares represented at the special meeting. Abstentions and broker non-votes are counted towards a quorum, but abstentions and broker non-votes are the equivalent of “AGAINST” votes with respect to the approvals of the merger and authority to vote for adjournments to solicit additional proxies.

Adjournments

Although it is not anticipated, the special meeting may be adjourned for the purpose of soliciting additional proxies in favor of the merger. Any adjournment of the special meeting may be made without notice, other than by an announcement made at the special meeting, by approval of the holders a majority of the shares of Rancho Bernardo’s common stock present in person or represented by proxy at the special meeting, whether or not a quorum exits. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow Rancho Bernardo’s shareholders who have already sent in their proxies to revoke them at any time prior to their use.

Revocability of Proxies

Any holder of common stock may revoke a proxy at any time before it is voted by

•	filing with the secretary of Rancho Bernardo at 16495 Bernardo Center Drive, San Diego, California 92128 an instrument revoking the proxy,

•	returning a duly executed proxy bearing a later date, or

•	attending the special meeting and voting in person, provided the shareholder notifies the Chairman of the Special Meeting before voting begins that the shareholder is revoking his or her proxy and voting in person. Attendance at the special meeting will not by itself constitute revocation of a proxy.

Matters to be Considered at the Meeting

At the special meeting, you will be asked to approve the merger and the merger agreement. A vote of not less than two-thirds of the outstanding shares of Rancho Bernardo common stock entitled to be cast at the special meeting is required to approve the merger. It may be necessary to adjourn the special meeting to solicit additional proxies. A majority vote of the shares represented at the special meeting is required to approve an adjournment.

No additional business may be conducted at the special meeting.

THE MERGER

General

As used in this section, the term “the merger” means the merger of Rancho Bernardo with and into Community National Bank. The merger is governed by the Agreement to Merge and Plan of Reorganization dated as of April 21, 2005 (the “merger agreement”). Shareholders of Rancho Bernardo will have the election to receive shares of common stock of Community Bancorp Inc., cash or a combination in exchange for their shares of Rancho Bernardo, subject to proration, as provided in the merger agreement.

This section of the proxy statement—prospectus describes certain aspects of the merger, including the background of the merger and Rancho Bernardo’s reasons for the merger.

Background of the Merger

Rancho Bernardo, headquartered on Bernardo Center Drive in the Rancho Bernardo area of San Diego, California, has been providing banking services to individuals and small to medium-sized businesses in San Diego County since 1997.

As early as 2003 Rancho Bernardo occasionally received informal merger inquiries directed through the Chairman and CEO, Mr. Alan L. Douglas. Mr. Douglas kept the board of directors informed of these informal contacts, but no further action was required because none of the institutions came forward with a specific offer. However, the board and senior management determined that Rancho Bernardo would and should be receptive to offers that would maximize shareholder value consistent with its fiduciary duties, while at the same time continuing to build a successful and profitable banking franchise.

Informal contact between Rancho Bernardo and Community occurred between Community’s Chairman, Mr. Gary W. Deems, and Community’s President and CEO, Mr. Michael J. Perdue, and two of Rancho Bernardo’s outside directors, which was reported to the Rancho Bernardo board of directors on May 13, 2004. This contact was concurrent with contact from another bank and at the May 2004 meeting the board of directors authorized the release of confidential information pursuant to a non-disclosure agreement. Mr. Deems and Mr. Douglas then met on May 18, 2004 to discuss potential acquisition opportunities. At that meeting it was determined that based on Rancho Bernardo’s results through 2003, Community might be interested in pursuing discussions at a price of $24.00 per share. Mr. Douglas indicated he felt the price was a little too low, and that a price near $30.00 would be more in line with the board’s expectations. Mr. Douglas reported on his meeting with Mr. Deems to the Rancho Bernardo board of directors. The parties decided to continue to monitor each other’s progress and no further discussions were held at that point.

On February 22, 2005, Community’s Strategic Alternatives Committee discussed Rancho Bernardo and agreed to have Keefe, Bruyette & Woods, Inc. (“KBW”), an investment banking firm, run a preliminary merger model and to have Chairman Deems contact Rancho Bernardo’s Chairman & CEO to see if there was any interest in pursuing discussions.

At a Strategic Alternatives Committee meeting on March 2, 2005, the group reviewed KBW’s preliminary analysis and agreed that Chairman Deems should proceed with his proposed meeting with Rancho Bernardo’s CEO.

On March 8, 2005, Mr. Deems had a meeting with Mr. Douglas, at which Mr. Deems indicated that based upon Rancho Bernardo’s improved earnings and Community’s increased stock price, an offer to acquire Rancho Bernardo near $30.00 a share may be possible. After that meeting, Mr. Douglas engaged the help of an investment banking firm, Hoefer & Arnett Incorporated, to help with review of the potential offer, and reported his actions at the March 22, 2005, meeting of the board of directors. After several phone conversations, it was determined that the two banks should exchange information in order to fully evaluate any potential offer, and on March 10, 2005, Rancho Bernardo and Community signed Confidentiality and Non-Disclosure Agreements, and started to prepare preliminary due diligence materials.

On March 22, 2005, Community received the preliminary due diligence information from Rancho Bernardo, and it was reviewed by Community’s internal team, Community’s legal team and Community’s investment banking team. After the preliminary review, it was determined that a meeting of Community’s Strategic Alternatives Committee should be set up to discuss the findings. On March 24, 2005, Mr. Deems and Community CEO Mr. Perdue met with Mr. Douglas to further discuss the potential transaction.

On March 25, 2005, a conference call with the Strategic Alternatives Committee and Community’s lawyers and investment bankers took place, where the preliminary findings were discussed. After that discussion, it was agreed to move forward with evaluating the transaction, produce a term sheet for presentation to Rancho Bernardo, start preparation of a definitive agreement, and request the remainder of the due diligence package. Later that day, a preliminary term sheet was sent to Hoefer & Arnett with instructions to present Community’s preliminary offer to Rancho Bernardo.

The term sheet submitted on March 25, 2005 proposed a buyout price of $30.00 a share, subject to full due diligence review, among other conditions. The letter proposed a 70% stock and 30% cash consideration mix, with pricing collars. This term sheet was circulated to the Rancho Bernardo directors.

On March 29, 2005 Mr. Deems had another breakfast meeting with Mr. Douglas to jointly discuss the term sheet. Mr. Douglas agreed to discuss the proposal with Rancho Bernardo’s board of directors for their consideration. On that same day a special meeting of the Rancho Bernardo board of directors was convened, with representatives of Hoefer & Arnett in attendance, to discuss the proposed transaction. Mr. Matt Allen of Hoefer & Arnett reviewed the term sheet and support materials with his analysis of the offer and comparisons to recent banking transactions. After consideration Rancho Bernardo’s board of directors voted to respond to the offer with a counter offer, including increasing the cash portion of the aggregate consideration from 30% to 35%.

On April 1, 2005, Community reviewed their investment banking firm’s model and merger analysis and the first draft of a proposed definitive agreement. At that time, on-site due diligence was scheduled for the weekend of April 9, 2005, when Community completed its loan due diligence. A second on-site due diligence session was completed on April 12, 2005, and covered the remaining due diligence.

Rancho Bernardo’s due diligence team, consisting of Mr. Douglas, Mr. Gonnerman (Rancho Bernardo’s CFO), and members of Rancho Bernardo’s legal team from Horgan, Rosen, Beckham & Coren, L.L.P., as well as a team from Hoefer & Arnett met at Community’s headquarters on April 18, 2005 to do their reciprocal due diligence.

On April 18th, Community’s Strategic Alternatives Committee met to review the due diligence work and open issues. After discussion, the Committee unanimously agreed to recommend approval of the transaction to the full board at its scheduled meeting on April 20, 2005.

After both institutions completed due diligence and after several more meetings and numerous discussions, the merger agreement was negotiated and the transaction was approved by the Community board on April 20, 2005, and the Rancho Bernardo board on April 21, 2005. At the Rancho Bernardo Special Meeting, Rancho Bernardo’s legal counsel, Mr. Rosen of Hogan, Rosen, Beckham and Coren, L.L.P., carefully reviewed the legal aspects of the merger, the terms and provisions of the merger agreement, and the directors’ duties and responsibilities in connection with the proposed transaction. Mr. Allen reviewed his firms’ evaluation of the fairness of the merger to the Rancho Bernardo shareholders from a financial perspective. The due diligence team reported on their findings. The merger agreement was executed on the evening of April 21, 2005 by both parties and the merger was publicly announced before opening of stock trading on April 22, 2005.

Recommendation of, and Factors Considered by, Rancho Bernardo’s Board of Directors

The Rancho Bernardo board believes that the terms of the merger are fair, and are in the best interests of Rancho Bernardo and it shareholders, and unanimously recommends that the shareholders of Rancho Bernardo vote FOR approval of the merger.

At a meeting of Rancho Bernardo’s board of directors on April 21, 2005, after due consideration, the board:

•	determined that the merger agreement and the merger are fair and in the best interests of Rancho Bernardo and its shareholders; and

•	approved the merger agreement.

In reaching its conclusion to proceed with the merger, Rancho Bernardo’s board of directors considered information and advice from several specialists, including investment bankers and legal advisors. All material factors considered by Rancho Bernardo’s board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following, without assigning any specific or relative weights to the factors:

•	The consideration provided for in the merger agreement represents fair consideration.

•	The terms of the merger agreement and other documents to be executed in connection with the merger, including the closing conditions and termination rights, are fair.

•	The capital of the consolidated institutions will provide an excellent opportunity to expand and leverage the overall expense structure of the consolidated company.

•	The current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally.

•	The consolidation occurring in the banking industry and the increased competition from other financial institutions in California.

•	The similarity of cultures and other attributes of Rancho Bernardo and Community.

•	The liquidity of Community common stock.

•	The opportunity for Rancho Bernardo shareholders to participate in the potential future growth in value of the combined company as Community shareholders following the merger.

•	The board of directors’ review, with its legal and financial advisors, of alternatives to the merger, the range and possible value to Rancho Bernardo’s shareholders obtainable through such alternatives and the timing and likelihood of the alternative.

•	Presentations by members of Rancho Bernardo’s senior management.

•	The expertise of Community’s management, its competitive position in the geographic markets and the proximity and overlap of the geographic markets served by Community and Rancho Bernardo.

•	The capacities of Community and Rancho Bernardo for enhanced operating efficiencies.

•	The financial analysis and presentation of Rancho Bernardo’s investment banking firm and its opinion that the consideration to be received is fair, from a financial point of view, to Rancho Bernardo’s shareholders.

•	The terms and conditions of the merger agreement, including the fact that the exchange ratio is fixed by a specified collar.

The Rancho Bernardo board of directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

•	The possible disruption to Rancho Bernardo’s business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of Rancho Bernardo’s business.

•	The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized.

•	The restrictions contained in the merger agreement on the operation of Rancho Bernardo’s business during the period between the signing of the merger agreement and completion of the merger.

•	The termination fee to be paid to Community if the merger agreement is terminated under certain circumstances.

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, the market price of Rancho Bernardo’s common stock and Rancho Bernardo’s operating results, particularly in light of the costs incurred in connection with the transaction.

The foregoing discussion of the factors considered by the board of directors of Rancho Bernardo is not exhaustive, but Rancho Bernardo believes it includes the material factors considered. Rancho Bernardo’s board of directors collectively reached their unanimous conclusion to approve the merger not only in light of the factors described above, but also by considering other factors that each board member felt appropriate. The board of directors of Rancho Bernardo did not attempt to analyze the fairness of the exchange ratio and total consideration received in isolation from its consideration of the businesses of Rancho Bernardo and Community, the strategic merits of the merger or the other considerations referred to above. Further, the board of directors did not assign relative or specific weights to any of the factors described above, and individual directors may have weighed such factors differently.

Opinion of Rancho Bernardo’s Financial Advisor

At Rancho Bernardo’s request, Hoefer & Arnett has provided to the Rancho Bernardo board of directors a written opinion to the effect that, subject to the qualifications, limitations and assumptions set forth in the opinion, as of the date the Bank entered into the merger agreement the consideration to be received by the holders of Rancho Bernardo common stock as provided in the merger agreement was fair to such holders from a financial point of view.

Hoefer & Arnett was retained by the Rancho Bernardo board of directors as its exclusive financial advisor and as part of that engagement would provide an opinion, from a financial point of view, as to the fairness of the proposed transaction. Hoefer & Arnett is an investment banking firm that provides a broad range of financial services, and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with merger transactions and other types of acquisitions, underwritings, private placements, secondary distributions and valuations for corporate, estate and other purposes. Rancho Bernardo selected Hoefer & Arnett to deliver its fairness opinion because of its experience in working with community banks in Southern California, and its familiarity with Rancho Bernardo as a result of its activities in negotiating the merger agreement and consultation over that time with the board of directors in connection with that engagement. No limitations were imposed by the board of directors upon Hoefer & Arnett with respect to the investigation made or procedures followed by it in rendering its opinion.

The full text of Hoefer & Arnett’s written opinion to Rancho Bernardo’s board of directors, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Hoefer & Arnett, is attached as Appendix B to this proxy statement—prospectus and is incorporated herein by this reference. By supplemental letter dated as of the date of this proxy statement-prospectus, Hoefer & Arnett affirmed its opinion. The following summary of Hoefer & Arnett’s opinion is qualified in its entirety by reference to the full text of the opinion, and Rancho Bernardo’s shareholders are urged to read the opinion in its entirety in connection with their consideration of the proposed merger.

For purposes of Hoefer & Arnett’s opinion and in connection with its review of the merger and the Agreement, Hoefer & Arnett, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Rancho Bernardo and Community that Hoefer & Arnett deemed to be relevant;

•	reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data, furnished to Hoefer & Arnett by Rancho Bernardo and Community;

•	reviewed certain publicly available and other information concerning the reported prices and trading history of, and the trading market for, the common stock of Rancho Bernardo and Community;

•	reviewed certain publicly available information with respect to other companies that Hoefer & Arnett believed to be comparable in certain respects to Rancho Bernardo and Community;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which Hoefer & Arnett deemed to be comparable, in whole or in part, to the merger; and

•	made inquiries regarding and discussed the merger and the merger agreement and other related matters with Rancho Bernardo’s counsel.

In addition, Hoefer & Arnett held discussions with the managements of Rancho Bernardo and Community concerning their views as to the financial and other information described above and the potential cost savings, operating synergies, revenue enhancements and strategic benefits expected to result from the merger. Hoefer & Arnett also conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed appropriate to arrive at its opinion. It did not, however, make or review any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, or make any physical inspection of the properties or assets of Rancho Bernardo. It assumed the adequacy of allowances for losses in loan portfolios, and did not undertake to review any individual credit files, for Rancho Bernardo or Community.

In delivering its opinion to the Rancho Bernardo board of directors, Hoefer & Arnett prepared and delivered to the board written materials containing various analyses and other information. Subject to the provisions of the merger agreement, holders of Rancho Bernardo common stock issued and outstanding immediately prior to the effective time of the merger shall receive in the aggregate, consideration equal to 600,000 shares of Community and $10,000,000 in cash, subject to adjustment as provided for in the merger agreement. Rancho Bernardo shareholders may elect to receive stock, cash, or a combination of the two. Options to purchase Rancho Bernardo’s common stock that remain unexercised at the time of transaction close will be cashed out or converted to Community shares and the value of each option will be equal to the fully diluted per share purchase price, as defined in the merger agreement, minus the exercise price of the option. The fully diluted per share purchase price as of the date of the fairness opinion and merger agreement was $29.31. Subject to the structure and collars as fully described in the merger agreement, the transaction could be consummated under prices ranging from $27.17 to $33.04 per fully diluted share of Rancho Bernardo common stock. For purposes of the fairness opinion, Hoefer & Arnett assumed 950,114 shares of Rancho Bernardo common stock were outstanding and that 223,268 options to purchase Rancho Bernardo common stock were outstanding at a weighted average exercise price of $9.59 per share.

The following are summaries of the analyses contained in the materials delivered to Rancho Bernardo’s board of directors:

Market Trading Analysis of Rancho Bernardo. Hoefer & Arnett reviewed the stock trading history of Rancho Bernardo’s common stock. As of April 21, 2005 (the date of the merger agreement), the market value of Rancho Bernardo’s common stock was $20.75 per share and ranged from $15.48 to $26.00 over the preceding 52-week period. The transaction price per fully diluted share as of the date of the merger agreement of $29.31 represents a premium of $8.56, or 41.3%, over Rancho Bernardo’s market price as of this date. The minimum and maximum transaction prices per fully diluted share of $27.17 and $33.04, respectively, represent premiums of $6.42 and $12.29, respectively, or 30.9% and 59.2%, respectively, over Rancho Bernardo’s market price as of this date.

Market Trading Analysis of Community. Hoefer & Arnett reviewed the stock trading history of Community’s common stock. The market trading price of Community as of the date of the fairness opinion and the merger agreement was $29.75 and ranged from $21.18 to $33.80 over the preceding 52-week period.

Public Comparable Company Analysis. This method applies the comparative public market information of comparable companies to Rancho Bernardo and Community. The methodology assumes companies in the same industry share similar markets, and the potential for revenue and earnings growth is usually dependent upon the characteristics of the growth rates of these markets, and companies that operate within the same industry or line of business experience similar operating characteristics and business opportunities and risks. The underlying component in the comparable company analysis assumes the companies are ongoing concerns.

Using publicly available information, Hoefer & Arnett compared selected financial data of Rancho Bernardo with similar data of selected publicly-traded companies engaged in commercial banking considered by Hoefer & Arnett to be comparable to those of Rancho Bernardo. In this regard, Hoefer & Arnett noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as Rancho Bernardo, as the case may be. Hoefer & Arnett reviewed and analyzed the following publicly-traded companies, which Hoefer & Arnett deemed to be comparable companies (collectively, the “RBCB Comparison Companies”)—CalNet Business Bank, CalWest Bancorp, Chino Commercial Bank, Citizens Bancorp, Coast Bancorp, CommerceWest Bank, First Mountain Bank, Mission Community Bank, Pacific Liberty Bank, Premier Service Bank, Professional Business Bank, San Diego Community Bank, Security Business Bank of San Diego, Service 1st Bancorp, Summit Bancshares, Uniti Bank, Valley Commerce Bancorp, and Valley Community Bank. This group was selected from companies that are commercial banks or bank holding companies which are headquartered and operate in California and have assets between $75 million and $200 million.

Hoefer & Arnett analyzed the following financial data for each of the RBCB Comparison Companies and then applied the average and median trading metrics of the RBCB Comparison Companies to Rancho Bernardo: the closing price of the common stock on April 20, 2005 as a multiple or percent, as the case may be, of (i) net income for the latest twelve months (four most recent fiscal quarters) for which income has been publicly reported (“LTM”) (ii) tangible book value per share, and (iii) total assets.

RBCB COMPARABLE COMPANY ANALYSIS—TRADING METRICS

	Current					YTD Price Change (%)	Average Weekly Volume (%)
	Price/ TBV (%)	Price/ LTM EPS (x)	Price/ Assets (%)	Dividend Yield (%)	Market Value ($M)
Average	204.23	23.08	21.33	0.15	27.40	0.36	0.32
Median	204.70	21.55	20.54	—	27.70	(2.06)	0.31
High	267.00	39.40	31.04	2.08	48.70	22.89	1.11
Low	161.20	13.60	11.53	—	15.80	(15.38)	0.03
RBCB	209.20	13.37	19.00	—	20.43	(17.31)	0.45

Similarly, Hoefer & Arnett compared selected financial data of Community, using publicly available data, with similar data of selected publicly-traded companies engaged in commercial banking considered by Hoefer & Arnett to be comparable to those of Community. In this regard, Hoefer & Arnett noted that although such companies were considered similar, none of the companies has the same management, makeup, size or combination of business as Community, as the case may be. Hoefer & Arnett reviewed and analyzed the following publicly-traded companies, which Hoefer & Arnett deemed to be comparable companies (collectively, the “CMBC Comparison Companies”)—American Business Bank, American River Bankshares, Bank of Marin, Bridge Capital Holdings, BWC Financial Corp., Community Valley Bancorp, Desert Community Bank, First Northern Community Bancorp, FNB Bancorp, Heritage Oaks Bancorp, North Bay Bancorp, Plumas Bancorp, San Joaquin Bank, Southwest Community Bancorp, Temecula Valley Bancorp, Inc., and United Security Bancshares. This group was selected from companies that are commercial banks or bank holding companies which are headquartered and operate in California and have assets between $400 million and $750 million.

Hoefer & Arnett analyzed the following financial data for each of the CMBC Comparison Companies and then applied the average and median trading metrics of the CMBC Comparison Companies to Community: the closing price of the common stock on April 20, 2005 as a multiple or percent, as the case may be, of (i) net income for the latest twelve months (four most recent fiscal quarters) for which income has been publicly reported (“LTM”) (ii) book value per share, and (iii) total assets.

CMBC COMPARABLE COMPANY ANALYSIS—TRADING METRICS

	Current					YTD Price Change (%)	Average Weekly Volume (%)
	Price/ BV (%)	Price/ LTM EPS (x)	Price/ Assets (%)	Dividend Yield (%)	Market Value ($M)
Average	250.71	20.13	20.13	0.80	108.31	1.86	0.32
Median	250.80	18.95	20.35	0.71	100.10	(1.01)	0.26
High	353.10	32.60	24.96	2.85	166.00	26.46	0.75
Low	162.90	15.20	15.67	—	73.50	(13.75)	0.12
CMBC	249.41	18.82	24.55	1.34	157.42	(0.13)	0.59

Merger and Acquisition Transaction Analysis. Hoefer & Arnett reviewed certain publicly available information regarding 19 selected merger and acquisition transactions (the “RBCB Comparable Transactions”) from January 1, 2003 to April 20, 2005 involving commercial banks and bank holding companies, in which the sellers (i) were headquartered and operated their banking business in California, and (ii) had total assets at the time of transaction announcement greater than $75 million and less than $200 million.

For each transaction, Hoefer & Arnett analyzed data illustrating, among other things, the multiple of purchase price to LTM earnings, the multiple of purchase price to tangible book value, and the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits.

A summary of the average and median multiples and ratios for the Comparable Transactions Group in the analysis follows:

RBCB TRANSACTION GROUP ANALYSIS

Buyer/Target Name	Price per FD Share	Target Assets ($000)	Deal Value ($M)	Price to		Prem Core (%)
				TBV (%)	LTM Earnings (x)
Comparable Transaction Group Average	N/A	130,184	25.2	239.9	24.2	15.0
Comparable Transaction Group Median	N/A	135,393	25.7	240.1	22.1	16.5
Comparable Transaction Group High Value	N/A	177,858	36.0	320.6	41.2	20.6
Comparable Transaction Group Low Value	N/A	82,277	10.9	182.9	11.4	8.3

CMBC/RBCB (at the Low Collar)	$27.17	107,513	29.7	304.5	19.5	26.1
CMBC/RBCB (at the Date of Fairness Opinion & Agreement)	$29.31	107,513	32.3	330.2	21.1	29.4
CMBC/RBCB (at the High Collar)	$33.04	107,513	36.6	375.1	24.0	35.1

Hoefer & Arnett also reviewed the historical acquisitions made by Community (“CMBC Transaction History”) and analyzed the multiple purchase price to LTM earnings, the multiple of purchase prices to tangible book value, and the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits.

Community has completed only one merger and acquisition transaction. The multiples and ratios for this transaction are displayed below:

CMBC TRANSACTION HISTORY ANALYSIS

Buyer/Target Name	Price per FD Share	Target Assets ($000)	Deal Value ($M)	Price to		Prem Core (%)
				TBV (%)	LTM Earnings (x)
CMBC/Cuyamaca	$27.40	112,783	27.4	275.9	30.0	20.7
CMBC/RBCB	$29.31	107,513	32.3	330.2	21.1	29.4

An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Rancho Bernardo and the companies included in the selected merger transactions and other factors that could affect the acquisition value of the companies to which it is being compared. Mathematical analyses such as determining the median or average is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis. In performing the Discounted Cash Flow analysis, Hoefer & Arnett estimated the future cash earnings of Rancho Bernardo, and then discounted those values back to the present using discount rates of 10.0%, 12.0%, and 14.0%. This analysis indicates that the present value of Rancho Bernardo’s future cash flows ranged from $14.68 to $23.58 per share compared to the value of Community’s stock and cash offer of between $27.17 and $33.04 per share, and equal to $29.31 per share as of the date of the merger agreement.

Present Value Analysis. In performing the Present Value analysis, Hoefer & Arnett applied an estimated price-to-earnings multiple ranging from 10.0x to 20.0x to Rancho Bernardo’s projected future earnings per share and an estimated price-to-book multiple ranging from 100% to 300% to Rancho Bernardo’s projected book value per share, resulting in an implied projected stock price range. The projected stock price was discounted to the present using discount rates ranging from 10.0% to 17.0%. These analyses indicate that the present value of Rancho Bernardo’s future stock price based on a price-to-earnings multiple ranged from $15.99 to $42.90 per share and based on a price-to-book multiple ranged from $10.93 to $44.00 compared to the value of the Community’s cash and stock offer of between $27.17 and $33.04, and equal to $29.31 per share as of the date of the merger agreement.

Dividend Pick-Up Analysis. In performing the Dividend Pick-Up analysis, Hoefer & Arnett estimated the future cash dividends of Community and calculated the amount of cash dividends that a shareholder of Rancho Bernardo common stock would receive following a transaction. Due to the ability of Rancho Bernardo’s shareholders to elect different forms of consideration, this analysis computes the cash dividends that a Rancho Bernardo shareholder would receive under (i) 100% cash, (ii) 75% cash / 25% stock, (iii) 50% cash / 50% stock, (iv) 25% cash / 75% stock, (v) 100% stock election scenarios. This analysis assumes that the transaction is consummated at a midpoint pricing for Community common stock of $31.00. This analysis further assumes that any cash received in the transaction is not reinvested in Community common stock. This analysis showed that holders of Rancho Bernardo common stock would receive, subject to the structure and collars as fully described in the merger agreement and under the above-described consideration election scenarios, an annual cash dividend ranging from $0.00 to $0.39 per share compared to no current cash dividend of Rancho Bernardo common stock.

In performing this analysis, Hoefer & Arnett did not undertake any independent verification of Community’s ability to continue to pay cash dividends in the future, nor did it validate Community’s future capital plan as it pertains to Community’s ability to continue to increase its dividends as it has done in the past. Community’s ability to pay cash dividends, as well as its dividend policy, may change and could be significantly different than its past ability to pay cash dividends and/or its past dividend policy.

Accretion Analysis. Hoefer & Arnett analyzed the projected 2004 through 2008 earnings per share for one original share of Rancho Bernardo common stock, adjusted for the exchange ratio assuming 100% stock conversion. Hoefer & Arnett compared the projected earnings per share for the holders of Rancho Bernardo common stock on a stand-alone basis and on a combined pro forma basis for Rancho Bernardo and Community. In preparing this analysis, Hoefer & Arnett assumed, among other things, that expense savings following closing of the transaction would begin to be partially realized in 2005 and would be fully realized by 2006. The following table summarizes the stand-alone and pro forma earnings per share resulting from this analysis and the percentage accretion to the holders of Rancho Bernardo common stock.

EARNINGS ACCRETION (DILUTION)

	Actual 2004	Projected December 31
		2005	2006	2007	2008
CMBC GAAP Earnings Acc (Dil)	2.6%	3.2%	4.9%	5.2%	5.5%
RBCB GAAP Earnings Acc (Dil)	0.4%	23.0%	25.0%	21.0%	17.2%

This analysis suggests that there are substantially higher potential earnings per share and therefore higher potential value per share for the holders of Rancho Bernardo common stock if the merger is completed.

This analysis relies on financial projections for Rancho Bernardo and Community, which projections may be significantly different from actual results. Therefore, the accretion experienced by Rancho Bernardo and/or Community may be significantly different than projected.

While the foregoing summaries describe several analyses and examinations that Hoefer & Arnett deemed material in its opinion, it is not a comprehensive description of all analyses and examinations actually conducted by Hoefer & Arnett. The preparation of a fairness opinion necessarily involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, is not susceptible to partial analysis or summary description. Each of the analyses conducted by Hoefer & Arnett was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Hoefer & Arnett did not form a conclusion as to whether any individual analysis, considered alone, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Hoefer & Arnett considered the results of the analyses as a whole and did not place particular reliance or weight on any individual factor. Therefore, selecting portions of the analyses and factors considered, without considering all such analyses and factors, would create an incomplete or misleading view of the process underlying the analysis. The range of valuations resulting from any particular analysis should not be taken to be Hoefer & Arnett’s view of the actual value or predicted future value of Rancho Bernardo’s common stock.

In performing its analyses, Hoefer & Arnett made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of Rancho Bernardo, Community and Hoefer & Arnett. Any estimates contained in Hoefer & Arnett’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Additionally, estimates of the values of the business and securities do not purport to be appraisals of the assets or market value of Rancho Bernardo and Community or their securities, nor do they necessarily reflect the prices at which transactions may actually be consummated.

In arriving at its opinion, Hoefer & Arnett assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by Hoefer & Arnett, including publicly available information, and Hoefer & Arnett did not assume any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by Hoefer & Arnett, Hoefer & Arnett was advised by the managements of Rancho Bernardo and Community that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Rancho Bernardo and Community as to the expected future financial performance of Rancho Bernardo and Community, and Hoefer & Arnett assumed that, after the merger, Rancho Bernardo and Community and its subsidiaries will perform substantially in accordance with such projections. Hoefer & Arnett’s opinion does not address the underlying business decision of Rancho Bernardo to enter into the merger agreement or complete the merger.

Pursuant to the terms of an engagement letter with Rancho Bernardo, Hoefer & Arnett will receive a fee from Rancho Bernardo upon consummation of the merger. Rancho Bernardo has also agreed to reimburse Hoefer & Arnett for its expenses incurred in connection with its engagement and to indemnify Hoefer & Arnett against certain liabilities.

In the ordinary course of its business, Hoefer & Arnett and its affiliates may actively trade the common stock of Rancho Bernardo and Community for its own account and for the accounts of its customers and, accordingly, Hoefer & Arnett may at any time hold a long or short position in the common stock of Rancho Bernardo or Community.

Hoefer & Arnett’s opinion is for the benefit and use of the members of the board of directors of Rancho Bernardo in connection with their evaluation of the merger and does not constitute a recommendation to any holder of Rancho Bernardo’s common stock as to how such holder should vote with respect to the merger.

Per Share Amount and Exchange Ratio

The value that you will receive in exchange for your Rancho Bernardo stock is dependent on two defined terms in the merger agreement called the “average closing price” and the “per share amount.”

•	“Average closing price” means the average daily closing price of Community common stock during the 20 trading days ending on the fifth trading day immediately before the effective day of the merger.

•	“Per share amount” means the quotient of (i) the sum of (a) the product of 600,000 multiplied by the “average closing price” plus (b) 10,000,000, divided by (ii) 950,114.

In general, the “per share amount” floats in relation to the “average closing price.” However,

•	if the “average closing price” is more than $35.65, the “per share amount” will become fixed at $33.04, or

•	if the “average closing price” is less than $26.35, the “per share amount” will become fixed at $27.17.

As of the date of this proxy statement—prospectus, Rancho Bernardo has 962,798 shares outstanding, representing the issuance of 12,684 shares through the exercise of outstanding stock options since the merger agreement was negotiated and signed. Between the date hereof and the closing for the merger, additional stock options may be exercised. As a result of the issuance of the additional 12,684 shares, as well as any additional shares pursuant to the exercise of outstanding stock options, the aggregate consideration to be paid by Community will increase but the “per share amount” due to Rancho Bernardo shareholders will not decrease.

As a shareholder of Rancho Bernardo, you may elect to receive all cash, all Community common stock or a portion of cash and Community common stock for the Rancho Bernardo shares you own.

•	If you receive cash, the amount you receive per share will be equal to the “per share amount.”

•	If you receive Community common stock, the number of shares that you will receive will be equal to the number of your Rancho Bernardo shares multiplied by an exchange ratio. The exchange ratio will be calculated by dividing the “per share amount” by the “average closing price.” To the extent that the formula results in a fraction of a share, such fraction will not be issued but you will receive cash in lieu of such fractional interest.

The following table illustrates the “per share amount” and the exchange ratio as a function of several possible “average closing prices”:

Average Closing Price	Per Share Amount	Number of Community Shares to be Received for Each Rancho Bernardo Share
$24.00	$27.17	1.1317
$25.00	$27.17	1.0864
$26.00	$27.17	1.0446
$27.00	$27.57	1.0212
$28.00	$28.20	1.0072
$29.00	$28.83	0.9943
$30.00	$29.47	0.9822
$31.00	$30.10	0.9709
$32.00	$30.73	0.9603
$33.00	$31.36	0.9503
$34.00	$31.99	0.9409
$35.00	$32.62	0.9321
$36.00	$33.04	0.9176
$37.00	$33.04	0.8928
$38.00	$33.04	0.8693

The following table sets forth, for the periods indicated, the high and low sale prices per share of Community common stock and Rancho Bernardo common stock:

Calendar Quarter	Community Common Stock		Rancho Bernardo Common Stock(1)
	High	Low	High	Low
2003
First Quarter	$10.75	$7.62	$9.95	$9.15
Second Quarter	15.24	9.21	10.50	9.30
Third Quarter	19.12	14.11	13.00	10.50
Fourth Quarter	21.00	18.50	15.00	11.60

2004
First Quarter	$23.77	$18.23	$16.00	$14.50
Second Quarter	25.00	21.25	18.00	15.50
Third Quarter	26.25	23.06	22.10	17.50
Fourth Quarter	30.00	24.96	26.00	20.65

2005
First Quarter	$33.80	$28.77	$25.50	$22.00
Second Quarter	31.29	29.01	28.50	21.00

(1)	Prices have been adjusted for a 5% stock dividend paid on May 31, 2004.

Community expects to issue approximately an additional $20 million in long term debt in connection with the merger in order to, among other things, fund the cash required to pay the Rancho Bernardo shareholders, increase working capital and for general corporate purposes. At March 31, 2005, Community’s available cash was approximately $848,000. While completion of the issuance of the long term debt is not a condition to the merger, if Community were unable to effect the issuance or to obtain financing from other sources, it would be required to use all of its available cash and dividends from Community National Bank to pay the cash portion of the merger consideration, which would significantly reduce Community’s available cash for operations or payments of dividends to its stockholders or other possible adverse effects.

Election Procedure

In order to make a valid election, a shareholder of Rancho Bernardo must complete a form transmittal letter that will be mailed by Community’s exchange agent, U.S. Stock Transfer Corporation, at least 35 days prior to the anticipated closing date of the merger to each holder of record of Rancho Bernardo common stock as of 5 business days prior to the mailing date. Such transmittal letter will allow holders of Rancho Bernardo stock to select either shares of Community common stock, cash or a combination of the foregoing. PLEASE RETAIN THIS PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION. If you do not make a valid and timely election, you will receive whatever form of consideration (Community common shares or cash) as may be necessary to satisfy the proration provisions discussed below.

A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of Rancho Bernardo common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of Rancho Bernardo common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

RANCHO BERNARDO SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE ELECTION FORMS AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

The number of Rancho Bernardo shares with respect to which a stock or cash or combination election is effective may be reduced under certain circumstances. By the terms of the merger agreement, $10 million of the total consideration in the merger must be paid in cash.

If, after taking into account all valid cash elections, less than $10 million of the total consideration would be in cash, the exchange agent will deliver cash instead of Community shares first to shareholders who failed to make a valid election and then, if necessary, to Rancho Bernardo shareholders even though they made a valid stock election. As a result, the Rancho Bernardo shareholders that made a valid stock election could be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

On the other hand, if after taking into account all valid cash elections, more than $10 million of the total consideration would be in cash, the exchange agent will deliver Community shares instead of cash first to Rancho Bernardo shareholders who failed to make a valid election and then, if necessary, to Rancho Bernardo shareholders even though they made valid cash election. As a result, the Rancho Bernardo shareholders that made a valid cash elections will be subject to a proration process which will result in the holders receiving a different mix of consideration than originally requested.

For details on the proration provisions, please refer to the merger agreement, attached as Appendix A to this proxy statement—prospectus.

Because the price of Community common stock fluctuates, you will not know, when you vote or make your election, either the exact value of the shares of Community common stock, or the amount of cash, which you will receive in the merger. The market value of Community shares at the time of the merger and afterwards could be substantially higher or lower than the current market value. You are urged to obtain current market quotations for both Community and Rancho Bernardo stock, and to consult with your financial advisors before you vote. In addition, please review the “Risk Factors” section of this proxy statement—prospectus before deciding how to vote or making an election.

As soon as practicable following the closing date of the merger, and after the proration procedures described above are completed, each holder of Rancho Bernardo common stock who submitted a properly completed letter of transmittal will be issued a certificate representing the number of shares of Community common stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of Community common stock), and/or an amount of cash to which such holder is entitled, if any.

Surrender of Rancho Bernardo Stock Certificates After the Merger

Holders of Rancho Bernardo common stock who do not submit a letter of transmittal prior to the election deadline must nevertheless submit a properly completed letter of transmittal (other than the section pertaining to the election) and the certificate representing Rancho Bernardo common stock to the exchange agent in order to receive your consideration.

No dividends or other distributions that are declared on Community common stock will be paid to persons otherwise entitled to receive the same until the Rancho Bernardo certificates for their shares have been surrendered in exchange for the Community certificates, but upon such surrender, such dividends or other distributions, from and after the effective time of the merger, will be paid to such persons in accordance with the terms of Community common stock. No interest will be paid to the Rancho Bernardo shareholders on the cash or the Community common stock into which their shares of Rancho Bernardo common stock will be exchanged.

Regulatory Approvals Required

Bank holding companies, such as Community, and banks, such as Community National Bank and Rancho Bernardo, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System.

The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by December 31, 2005, without the imposition of conditions which, in the opinion of Community, would materially adversely affect the financial condition or operations of any party or otherwise be burdensome.

Application for regulatory review and approval of the merger and the related transactions has been filed with the Office of the Comptroller of the Currency and a request for determination of an exemption has been filed with the Board of Governors of the Federal Reserve System. The Federal Reserve has recently confirmed that no application pursuant to the Bank Holding Company Act will be required in connection with the merger. There can be no assurance that the Office of the Comptroller of the Currency and the Federal Reserve will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action.

Management and Operations after the Merger

Management. Mr. Alan L. Douglas, the current Chairman of the Board, President & Chief Executive Officer of Rancho Bernardo will be named to serve as a member of the boards of directors of Community and Community National Bank following consummation of the merger. Otherwise, the directors and the principal executive officers of Community and Community National Bank immediately prior to the effective time of the merger will continue as the directors and the principal executive officers following the merger.

Operations. Although there can be no assurance that any specific level of cost savings will be achieved, Community currently expects cost reductions attributable to the merger to approximate $600,000 for the remainder of 2005 and $1.2 million for the calendar year 2006. Savings in salaries and benefits will provide approximately $500,000 of this total for 2005 and $900,000 of the total for 2006. The remaining cost savings identified by management reflect expected reductions in operating expenses in the areas of marketing, accounting, insurance and directors’ fees.

It is also estimated that one-time, merger-related restructuring charges will total approximately $2.3 million. Approximately $1.0 of the total pre-tax charges will relate to severance and benefits of displaced employees, $296,000 for termination of contracts and other fees, and another $1.0 million to investment banking fees, attorneys’ fee, accountants’ charges and filing fees. Community expects the transaction to be accretive to earnings during the first full year of operations.

This information should be read in conjunction with the historical consolidated financial statements of Rancho Bernardo and Community, including the respective notes thereto, attached to this proxy statement—prospectus or incorporated herein by reference.

The statements contained in this section constitute “forward looking statements.” Actual results, which are dependent on a number of factors, many of which are beyond the control of Community and Rancho Bernardo, may differ materially. See “FORWARD LOOKING STATEMENTS.” The cost savings and restructuring charges reflected above and in this proxy statement—prospectus may not be indicative of the results that may be achieved in the future. Assuming consummation of the merger, the actual cost savings and restructuring charges that may be realized in the merger may differ, perhaps significantly, from the amounts described above and elsewhere in this proxy statement—prospectus.

Nasdaq Listing

The shares of Community common stock to be issued in the merger will be listed on the Nasdaq National Market.

Resales of Community Common Stock

The shares of Community common stock to be issued to shareholders of Rancho Bernardo in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an “affiliate” of Rancho Bernardo within the meaning of Rule 145 under the Securities Act of 1933.

Material Federal Income Tax Consequences

In the opinion of Katten Muchin Rosenman LLP, special tax counsel to Community, the following are the material federal income tax consequences of the merger for Rancho Bernardo and its shareholders. This discussion relies upon certain representations made by Community, Community National Bank and Rancho Bernardo, and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their Rancho Bernardo shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to a shareholder that is subject to special treatment under U.S. federal income tax laws. An opinion of legal counsel is not binding on the IRS or the courts, and therefore no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below.

RANCHO BERNARDO SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As a “reorganization,” for U.S. federal income tax purposes no gain or loss will be recognized by Rancho Bernardo in the merger, and the material U.S. federal income tax consequences of the merger for Rancho Bernardo shareholders are summarized as follows:

Rancho Bernardo Shareholders Who Receive Only Community Shares. If you receive solely Community shares, then you will not recognize gain or loss for U.S. federal income tax purposes in the merger, except that any Rancho Bernardo shareholder who receives cash proceeds in lieu of a fractional Community share will recognize capital gain or capital loss equal to the difference between such proceeds and the tax basis allocated to the fractional share. The tax basis of the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you in exchange for your Rancho Bernardo common stock will be the same as your tax basis in your Rancho Bernardo common stock. Your holding period in the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you will include your holding period in your Rancho Bernardo common stock. Your capital gain or loss on cash proceeds received by you in lieu of a fractional Community share will be long-term capital gain or loss if you have held your shares of Rancho Bernardo common stock for more than one year at the effective time of the merger.

Rancho Bernardo Shareholders Who Receive Only Cash. If you exchange all of your shares of Rancho Bernardo common stock for cash in the merger, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of cash received by you in the merger (calculated on a share by share basis) exceeds or is less than your tax basis in your Rancho Bernardo common stock. Your capital gain or loss will be long-term capital gain or loss if you have held your shares of Rancho Bernardo common stock for more than one year at the effective time of the merger. Long-term capital gain of a non-corporate U.S. shareholder generally qualifies for a maximum regular U.S. federal income tax rate of 15 percent.

Rancho Bernardo Shareholders Who Receive Both Community Shares and Cash. If you receive both Community shares and cash in exchange for your Rancho Bernardo common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes (calculated on a share by share basis) in an amount equal to the lesser of (1) the amount of cash received by you in merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received by you in the merger, over (b) your tax basis in your Rancho Bernardo common stock. (The preceding sentence does not apply to any cash you receive in lieu of fractional Community shares, the tax consequences of which are discussed above under the subheading “Rancho Bernardo Shareholders Who Receive Only Community Shares.”) Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of Rancho Bernardo’s accumulated earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Rancho Bernardo common stock solely for Community shares and then Community immediately redeemed a portion of the shares for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Your capital gain will be long-term capital gain if your holding period for your Rancho Bernardo common stock is more than one year. Long-term capital gain and certain dividend income of a non-corporate U.S. shareholder generally qualify for a maximum regular U.S. federal income tax rate of 15 percent.

Your aggregate tax basis in the Community shares received by you in the merger will equal your aggregate tax basis in your Rancho Bernardo common stock, (1) reduced by (a) the portion of your tax basis in your Rancho Bernardo common stock that is allocable to a fractional share of Community common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional Community share). Your holding period for the Community shares received by you in the merger will include your holding period for your Rancho Bernardo common stock.

The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles.

Dissenters’ Rights

Dissenters’ rights will be available to the Rancho Bernardo shareholders in accordance with Section 215a(b) of Title 12 of the United States Code. The required procedure set forth in Section 215a(b) of the United States Code must be followed exactly or any dissenters’ rights may be lost.

The information set forth below is a general summary of dissenters’ rights as they apply to Rancho Bernardo shareholders and is qualified in its entirety by reference to Section 215a(b) of Title 12 of the United States Code which is attached to this proxy statement—prospectus as Appendix C.

Fair Market Value of Shares. If the merger is approved, Rancho Bernardo shareholders who dissent from the merger by complying with the procedures set forth in Section 215a(b) of Title 12 of the United States Code will be entitled to receive an amount equal to the fair market value of their shares as of the effective date of the merger.

Voting Procedure. In order to be entitled to exercise dissenters’ rights, the shares of Rancho Bernardo common stock which are outstanding and are entitled to be voted at the special shareholders’ meeting must be voted “AGAINST” the merger by the holder of such shares, or the holder of such shares must give written notice to Rancho Bernardo at or prior to the special meeting of shareholders that such shareholder dissents from the merger agreement. Thus, any Rancho Bernardo shareholder who wishes to dissent and executes and returns a proxy in the accompanying form or votes at the special shareholders’ meeting must vote “AGAINST” the merger. If the shareholder does not return a proxy or provide written notice of dissent, or returns a proxy without voting instructions or with instructions to vote “FOR” or “ABSTAIN” with respect to the merger, or votes in person or by proxy at the special shareholders’ meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters’ rights.

Written Demand. Furthermore, in order to preserve his or her dissenters’ rights, a Rancho Bernardo shareholder must make a written demand upon Community National Bank for the purchase of dissenting shares and payment to the shareholder of their fair market value, specifying the number of shares held of record by the shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of the effective date of the merger. The demand must be addressed to Community National Bank, 900 Canterbury Place, Escondido, California 92025; Attention: Michael J. Perdue, and the demand must be received by Community National Bank not later than 30 days after the date of completion of the merger. A vote “AGAINST” the merger does not constitute the written demand.

Surrender of Certificates. Within 30 days after the date of completion of the merger, the dissenting shareholder must surrender to Community National Bank, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Rancho Bernardo common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

Valuation of Shares and Payment. The value of the shares of Rancho Bernardo common stock will be determined by a committee of three persons, one to be selected by the majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of Community National Bank and the third by the two so chosen. The valuation agreed upon by any two of the three appraisers shall be the value used for payment to the dissenters.

Disagreement on Price and Comptroller Determination. If the value decided by the appraisers is not satisfactory to a dissenting shareholder who has requested payment, such shareholder may within five days after being notified of the appraised value of his or her shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares. If within ninety days form the date of completion of the merger, for any reason one or more of the appraisers is not selected as provided above, or the appraisers fail to determine the value of the shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties.

Withdrawal of Demand. A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Rancho Bernardo consents to the withdrawal.

Interests of Certain Persons in the Merger

As a condition of the merger, each of the directors of Rancho Bernardo, except for Mr. Douglas, has entered into an agreement whereby each has agreed to (i) vote his or her shares of Rancho Bernardo stock that he or she owns or controls in favor of approving the principal terms of the merger and any other matter contemplated by the merger agreement; (ii) subject to their fiduciary obligations, recommend to Rancho Bernardo’s shareholders to vote in favor of the merger agreement; (iii) cooperate fully with Community in connection with the merger; (iv) for a period of two years from the effective date of the merger, not directly or indirectly be competitive with the business of Rancho Bernardo, Community or Community National Bank in a specified geographic area, as an employee, agent, independent contractor, 5% or more owner of an entity, director or other business representatives; and (v) for that same two-year period, (A) not solicit or market financial services to any customer with whom Rancho Bernardo, Community or Community National Bank has done business during the one year period preceding the date of the agreement, nor (B) solicit or offer employment to any person employed by Rancho Bernardo on the date of the agreement. Mr. Douglas has entered into a similar agreement, but for the fact that the two-year non-compete provision of his agreement does not take effect until such time as he resigns from the board of Community. Mr. Gonnerman, Chief Financial Officer of Rancho Bernardo, has also entered into an agreement as described above; however, his agreement contains no non-compete provision.

Mr. Douglas has entered into an employment agreement with Community National Bank whereby he will be employed as a business development officer to Community National Bank until January 10, 2007, in addition to his service on the boards of directors. Mr. Douglas will receive medical insurance benefits equal to the benefits he received while employed by Rancho Bernardo and will receive $4,000 per month in salary.

Many of the officers and employees of Rancho Bernardo will become at the effective time of the merger officers and employees of Community National Bank, and as such will be entitled to participate in all employee benefits and benefit programs of Community on the same basis as similarly situated employees of Community Bank. Community has adopted a severance policy by which all employees of Rancho Bernardo who were not offered employment following the effective time of the merger, will receive certain severance benefits.

At the effective time of the merger Community will grant substitute stock options under its stock option plan to those Rancho Bernardo employees who continue their employment with Community, as discussed in “Treatment of Stock Options” subsection herein.

The discovery period for Rancho Bernardo policy of directors and officers liability insurance will be extended for 48 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which Rancho Bernardo would have an obligation to indemnify its directors and officers.

The directors, officers and employees of Rancho Bernardo will be entitled to certain indemnification by Community on claims made after the consummation of the merger.

Alan L. Douglas, the current Chairman of the Board, President & Chief Executive Officer of Rancho Bernardo will be named to serve on the boards of directors of Community and Community National Bank following consummation of the merger.

The Merger Agreement

Structure of the Merger. Rancho Bernardo will merge with and into Community National Bank and will cease to exist. The merger is governed by the merger agreement. Shareholders of Rancho Bernardo will have the election to receive shares of common stock of Community Bancorp Inc., cash or a combination in exchange for their shares of Rancho Bernardo.

Effective Time. The merger will become effective upon the last to occur of the following events: (1) receipt of all necessary regulatory approvals with the expiration of any applicable regulatory waiting periods; (2) approval by the holders of at least two-thirds of the outstanding shares of Rancho Bernardo’s common stock, and (3) satisfaction of the other conditions precedent set forth in the merger agreement. It is currently anticipated that the merger will occur in the third quarter of 2005.

Additional Agreements. As a condition to the merger, each of the directors of Rancho Bernardo has entered into an agreement with Community whereby each has agreed:

•	to vote his or her shares of Rancho Bernardo stock in favor of the merger and all transactions contemplated thereby;

•	to recommend, subject to his or her fiduciary duty, that Rancho Bernardo shareholders vote in favor of the merger;

•	subject to certain exceptions, to keep his or her shares of Rancho Bernardo stock until the consummation of the merger;

•	for a two-year period not to compete with Community or solicit anyone who was a customer of Community, Community National Bank or Rancho Bernardo during the last year, though for Mr. Douglas this provision does not take effect until he ceases to serve on the Community board and for Mr. Gonnerman the agreement contains no non-compete provision; and

•	to cooperate fully with Community in connection with the merger.

The directors of Rancho Bernardo have also entered into other agreements restricting their ability to sell shares of Community common stock which they acquire in connection with the merger.

Under these agreements the directors of Rancho Bernardo have agreed to vote their shares (approximately 24.72% of the outstanding shares Rancho Bernardo common stock) to approve the merger, increasing the likelihood that the merger will be approved.

Treatment of Stock Options. At the effective time of the merger, the Rancho Bernardo stock option plan will terminate.

Prior to the effective time of the merger, a holder of a Rancho Bernardo stock option shall be permitted to exercise any options granted under the Rancho Bernardo stock option plan in accordance with the terms of that plan. Rancho Bernardo will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Rancho Bernardo or holder as permitted by applicable law.

For options not exercised prior to the effective time of the merger, each optionee shall receive, at his or her election, for each option share (i) cash, in consideration of the termination of such option, equal to the difference between the “per share amount” and the exercise price per share of the Rancho Bernardo Stock Option; or (ii) shares of Community Stock, in consideration of the termination of such option, equal to the difference between the “per share amount” and the exercise price per share of the Rancho Bernardo Stock Option divided by the “average closing price.”

For those Rancho Bernardo employees who will continue to be employed by Community and who, at the effective time of the merger, hold options to purchase shares of Rancho Bernardo common stock, Community will grant substitute stock options pursuant to its stock option plan. Each substitute stock option so granted by Community pursuant to its stock option plan to replace a Rancho Bernardo stock option will be 100% “vested.” The same exchange ratio that is used for the conversion of Rancho Bernardo shares to Community shares will apply to the conversion of Rancho Bernardo options to Community options. That ratio will be applied directly to determine the number shares covered by the option. The exercise price of all options will also be adjusted according to the exchange ratio. This will be done by dividing the former exercise price immediately prior to the merger by the exchange ratio.

Conditions to the Merger. The obligations of Community and Rancho Bernardo to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

•	the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the boards of directors of Community, Community National Bank, Rancho Bernardo, and of the shareholders of Rancho Bernardo;

•	no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;

•	by December 31, 2005, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;

•	no rule has will have been adopted or proposed by any government agency which would prohibit or substantially restrict the merger or the business carried on by the parties to the merger;

•	Community’s registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;

•	Community shall have received all state securities permits and other authorizations necessary to issue the Community common stock to consummate the merger;

•	Community and Rancho Bernardo will have received a favorable opinion from Katten Muchin Rosenman LLP as to federal tax effects of the merger (see “—Federal Income Tax Consequences”); and

•	all third party consents necessary to permit the parties to consummate the merger will have been obtained.

The obligations of Rancho Bernardo to consummate the merger are also subject to fulfillment of certain other conditions, including that there will not have occurred, between April 21, 2005 and the effective time of the merger, any materially adverse change in the business, financial condition, prospects, results of operations or properties of Community.

The obligations of Community to consummate the merger are also subject to the fulfillment of certain other conditions, including that there will not have occurred, between April 21, 2005 and the effective time of the merger, any material adverse change in the business, financial condition, prospects, results of operations or properties of Rancho Bernardo.

Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various third-party consents, officers’ certificates and other documents.

If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See “—Termination.”

Nonsolicitation. Under the terms of the merger agreement, Rancho Bernardo has agreed not to solicit, initiate or encourage any “competing transaction.” In addition, it has agreed (unless it determines, with advice of counsel, that its fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, or otherwise cooperate in any way in connection with, any effort or attempt to effect any competing transaction with or involving any person other than with Community, unless Rancho Bernardo receives a bona fide offer from a person other than the parties to the merger agreement and subject to the fiduciary obligations of the Rancho Bernardo board of directors. Rancho Bernardo has agreed to promptly notify Community of the terms of any proposal which it may receive in respect of any competing transaction. The term “competing transaction” means any of the following involving Rancho Bernardo:

•	a merger, consolidation, share exchange or other business combination;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of Rancho Bernardo’s assets;

•	a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 25% or more of the voting power of Rancho Bernardo;

•	a tender offer or exchange offer for at least 25% of the outstanding shares of Rancho Bernardo;

•	a solicitation of proxies in opposition to approval of the merger by Rancho Bernardo’s shareholders; or

•	a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

Any violation of these agreements by Rancho Bernardo will result in Community having the right to terminate the merger agreement.

Expenses. If the merger agreement is terminated by Rancho Bernardo because Community materially fails to satisfy its obligations or breaches its representations under the merger agreement, Community will be obligated to pay Rancho Bernardo $500,000.

If the merger agreement is terminated by Community because Rancho Bernardo materially fails to satisfy its obligations or breaches its representations under the merger agreement, Rancho Bernardo will be obligated to pay Community $500,000.

If the merger agreement is terminated by Community due to the failure of Rancho Bernardo shareholders to approve the merger by the requisite number of votes, then Rancho Bernardo will pay to Community one-half of Community’s documented expenses incurred in connection with the registration statement of which this proxy statement—prospectus is a part, and the special meeting, but in no event shall such payment exceed $100,000.

In the event that:

•	the board of directors of Rancho Bernardo fails to recommend approval of the merger agreement and the merger to the shareholders of Rancho Bernardo or effects a “change in recommendation” (as defined in the merger agreement), and the merger agreement and the merger are not approved by the shareholders of Rancho Bernardo by the requisite vote at the special meeting; or

•

a “competing transaction” (as defined in the merger agreement) occurs between April 21, 2005 and the time of the special meeting and the shareholders of Rancho Bernardo fail to approve the merger agreement and the merger under circumstances where the board of directors of Rancho Bernardo continuously maintained its favorable recommendation of the merger agreement and the merger and if a definitive agreement relating to a competing transaction is executed by Rancho Bernardo; or

•	the merger agreement is terminated after a competing transaction is proposed;

and, after the occurrence of any of the above, a definitive agreement relating to a competing transaction is executed by Rancho Bernardo, or a competing transaction is consummated, within 12 months after the termination of the merger agreement, then, upon the happening of any such events, Rancho Bernardo shall promptly pay Community $1,000,000.

Termination. The merger agreement may be terminated prior to the effective time of the merger:

•	by mutual consent of Community and Rancho Bernardo;

•	by Community or Rancho Bernardo if any material breach or default by the other party is not cured within 20 business days after notice thereof;

•	by Community or Rancho Bernardo if any governmental or regulatory consent is not obtained by December 31, 2005 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, all parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;

•	by Rancho Bernardo if any of the conditions to its performance of the merger agreement shall not have been met, or by Community if any of the conditions to its performance of the merger agreement shall not have been met, by December 31, 2005 or such earlier time as it becomes apparent that such conditions shall not be met;

•	by Community, if the shareholders of Rancho Bernardo fail to approve the merger and the merger agreement by the requisite vote at the special meeting; or

•	by Community, if Community’s “average closing price” is less than $24.00, provided, however, that if Community elects to terminate the merger agreement, Rancho Bernardo may render such election null and void, and thereby reinstate the merger agreement, by agreeing to fix the total number of Community shares to be issued in the merger at 658,750.

Representations and Warranties. The merger agreement contains customary mutual representations and warranties by each party relating to, among other things: (1) incorporation, standing and power; (2) capitalization; (3) subsidiaries; (4) financial statements; (5) corporate authority; (6) litigation; (7) compliance with laws and regulations; (8) brokers and finders; (9) absence of material changes; (10) environmental matters; (11) Community Reinvestment Act; (12) governmental reports; (13) regulatory approvals; (14) performance of obligations; (15) licenses and permits; (16) undisclosed liabilities; (17) accounting records; (18) Bank Secrecy Act; (19) taxes; (20) insurance; (21) loan portfolio; and (22) operating losses.

In the merger agreement, Rancho Bernardo makes additional representations and warranties relating to: (1) title to assets; (2) real estate; (3) employees; (4) employee benefit plans; (5) corporate records; (6) offices and ATMs; (7) power of attorney; (8) derivatives; (9) material contracts; (10) trust administration; (11) intellectual property; (12) indemnification; (13) investment securities and (14) certain interests.

The representations and warranties of the parties terminate as of the effective time of the merger.

Covenants; Conduct of Business Prior to Effective Time. The merger agreement provides that, during the period from April 21, 2005 until the effective time of the merger, Rancho Bernardo will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Community, which will not be unreasonably withheld, take any of the following actions, among others:

•	issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;

•	declare, set aside or pay any dividend or make any other distribution upon, or purchase or redeem any shares of its stock;

•	amend its articles of incorporation or its bylaws;

•	grant any general or uniform increase in the rate of pay of employees or employee benefits except in the ordinary course of business and consistent with past practice;

•	grant any promotions or increases on the pay rate of any employee, incentive compensation or employee benefits or pay any bonus, severance or similar payment to any person;

•	make any capital expenditure in excess of $10,000, except for ordinary repairs, renewals and replacements;

•	compromise, settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith), extend the statute of limitations with any tax authority or file any pleading in court on any tax litigation or any appeal from an asserted deficiency, or file or amend any federal, foreign, state or local tax return, or make any tax election;

•	grant, renew or commit to grant or renew any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or principal shareholder, or to any corporation, partnership, trust or other entity controlled by any such person, except under certain circumstances and in amounts not exceeding $50,000 per person;

•	enter into or consent to any new employment agreement or other benefit arrangement, or amend or modify any employment agreement or other benefit arrangement in effect on the date of the merger agreement;

•	grant any person a power of attorney or similar authority;

•	make any material investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other company, except for investments made in the ordinary course of business consistent with past practice;

•	amend, modify or terminate, except in accordance with its terms, any material contract or enter into any material agreement or contract;

•	sell, encumber or otherwise dispose of any assets or release any claims, except in the ordinary course of business consistent with past practice;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code;

•	sell any investment security prior to maturity, except in the ordinary course of business;

•	change any of its basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, tax planning, personnel practices or other material aspects of its business;

•	settle any litigation or claim involving any material liability for damages, or take any action with respect to any material pending litigation disclosed as such under the merger agreement, without the advice and consent of Community;

•	incur any new indebtedness or give any guaranties or endorsements except short-term borrowings and routine banking transactions in the ordinary course of business; or

•	grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis subject to certain exceptions.

The merger agreement further provides that, during the period from April 21, 2005 until the effective time of the merger, Community will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Rancho Bernardo, which will not be unreasonably withheld, take any of the following actions, among others:

•	amend its certificate of incorporation or bylaws;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code; or

•	enter into or complete any transaction for (i) the acquisition, merger or consolidation of Community or Community National Bank where Community or Community National Bank, as the case may be, is not the surviving entity or (ii) the sale of all or substantially all of the assets of Community or Community National Bank, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the merger with Rancho Bernardo and the other transactions contemplated by the merger agreement; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business shall not be prohibited by this provision.

The merger agreement also provides that each party will (1) use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement as promptly as practical; and (2) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the transactions contemplated hereby.

The merger agreement also provides that each party will:

•	duly and timely file all required governmental reports;

•	periodically furnish to the other party certain information, loan reports and updates of information previously provided;

•	promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the financial condition, operations, business or properties;

•	provide access to the other party of certain information; and

•	use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

Amendment and Waiver. Subject to applicable law: (1) the merger agreement may be amended at any time by the action of the boards of directors of Community and Rancho Bernardo without action by their shareholders pursuant to a writing signed by all parties to the merger agreement; and (2) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the merger agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

COMMUNITY STOCK

Community is authorized by its certificate of incorporation to issue 10,000,000 shares of $0.625 par value common stock and 1,000,000 shares of preferred stock. As of March 31, 2005, 5,263,123 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Holders of Community common stock are entitled to one vote, in person or by proxy, for each share of stock held of record in the shareholder’s name on Community’s books as of the record date on any matter submitted to the vote of the shareholders. Community’s shares of common stock may be voted cumulatively in connection with the election of directors.

Each of Community’s shares of common stock has the same rights, privileges and preferences as every other share, and will share equally in Community’s net assets upon liquidation or dissolution. Community stock has no preemptive, conversion or redemption rights or sinking fund provisions, and all of the issued and outstanding shares of common stock are fully paid and nonassessable.

Community’s shareholders are entitled to dividends when, as and if declared by the board of directors out of funds legally available therefore and after satisfaction of the prior rights of holders of outstanding preferred stock, if any (subject to certain restrictions on payment of dividends imposed by the laws of Delaware). The Delaware Corporation Law provides that a corporation may dividend out of any surplus, and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets). Additionally, Community’s outstanding long term debt gives Community the right to defer the payment of interest. If Community were to exercise such deferral right, Community would be restricted during such deferral period from paying any dividends on its common stock. The long term debt to be issued in connection with the merger is expected to have similar provisions.

The transfer agent and registrar for Community common stock is U.S. Stock Transfer Corporation.

In connection with the 1,000,000 shares of preferred stock authorized in the certificate of incorporation, Community’s board of directors has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences.

Anti-Takeover Provisions in Community’s Certificate of Incorporation and Bylaws

Community’s certificate of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders which might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management more difficult.

The following description of certain of the provisions of Community’s certificate of incorporation and bylaws is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Community’s previous filings with the Securities and Exchange Commission. See “WHERE YOU CAN FIND MORE INFORMATION” to learn how to obtain a copy of these documents.

Directors. Certain provisions of Community’s certificate of incorporation and bylaws will impede changes in majority control of the board of directors. Community’s certificate of incorporation and/or bylaws provides that:

•	Community’s board is divided into three classes so that approximately one-third of the total number of directors are elected each year. This “classified” board of directors is intended to provide for continuity of the board of directors and to make it more difficult and time consuming for a shareholder group to use its voting power to gain control of the board of directors without consent of the incumbent board of directors;

•	the size of the board of directors may be increased or decreased only by a majority vote of the whole board;

•	any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office;

•	a director, in general, may only be removed by the affirmative vote of a majority of the shares eligible to vote; and

•	a procedure for the nomination of directors.

Restrictions on Call of Special Meetings. The certificate of incorporation provides that a special meeting of shareholders may be called only by the board of directors, the president or by holders of 25% or more of Community’s voting stock.

Action Without a Meeting of Shareholders. The certificate of incorporation provides that shareholders may not consent in writing, without a meeting, to the taking of any action unless all shareholders consent.

Procedures for Certain Business Combinations. The certificate of incorporation requires that certain business combinations (such as mergers or the sale of substantial assets, including the stock of a subsidiary) involving Community either (i) be approved by a vote of not less than 66 2/3% of all outstanding voting shares of Community, or (ii) be approved by not less than 66 2/3% of the board of directors and any vote of the outstanding voting shares as may be required by applicable law, rule or regulation.

Amendment to Certificate of Incorporation and Bylaws. Amendment to the provisions relating to “business combinations” in the certificate of incorporation requires the approval of not less than 66 2/3% of the outstanding shares.

Authorized Shares. Community’s certificate of incorporation authorizes the issuance of 10,000,000 shares of common stock and 1,000,000 shares of preferred stock. The shares of common stock and preferred stock were authorized to provide Community’s board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community. As a result of the ability to fix voting rights for a series of preferred stock and to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community, and thereby allow members of management to retain their positions.

Delaware Anti-Takeover Statute. The Delaware General Corporation Law provides that buyers who acquire more than 15% of the outstanding stock of a Delaware corporation, such as Community, are prohibited from completing a hostile takeover of such corporation for three years. However, the takeover can be completed if (i) the buyer, while acquiring the 15% interest, acquires at least 85% of the corporation’s outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (ii) the takeover is approved by the target corporation’s board of directors and two-thirds of the shares of outstanding stock of the corporation (excluding shares held by the bidder). The foregoing provisions of the Delaware General Corporation Law apply only to Delaware corporations which do not have a class of voting stock listed on a national exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 shareholders unless the Delaware corporation has exempted itself from the requirements of the statute by adopting an amendment to its certificate of incorporation or bylaws electing not to be governed by this provision. Community has not exempted itself and is subject to the Delaware anti-takeover statute.

Purpose and Takeover Defensive Effects of Community’s Certificate of Incorporation and Bylaws

Community’s board believes that the provisions described above are prudent and will reduce Community’s vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Community and its shareholders. In the judgment of the board of directors, Community’s board will be in the best position to determine the true value of Community and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Community and its shareholders to encourage a potential acquirer to negotiate directly with the board of directors, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Community and otherwise in the best interest of all shareholders.

Attempts to acquire control of financial institutions have become relatively common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Community and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Community’s assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Community’s remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

Despite the belief of Community as to the benefits to shareholders of these provisions of Community’s certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Community’s board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of Community’s board of directors and management more difficult. The board of directors of Community, however, has concluded that the potential benefits outweigh the possible disadvantages.

COMPARISON OF COMMUNITY COMMON STOCK

AND RANCHO BERNARDO COMMON STOCK

As a result of the merger, the holders of Rancho Bernardo common stock will become shareholders of Community, a Delaware corporation. As a holder of Community common stock, you will have similar (but not identical) rights to those that you currently have with your shares of Rancho Bernardo common stock.

The discussion below is a summary of various rights of shareholders, it is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the certificate of incorporation of Community and the articles of incorporation of Rancho Bernardo as well as the provisions of Delaware, California and federal law.

Authorized Capital Stock

Rancho Bernardo’s articles of incorporation provide for 15,000,000 authorized shares of common stock with no par value. At March 31, 2005, there were 950,114 shares of such stock outstanding. Rancho Bernardo’s articles of incorporation also provide for 10,000,000 shares of serial preferred stock, of which none are outstanding.

Community’s certificate of incorporation provides for 10,000,000 shares of authorized common stock with a par value of $0.625 per share of which, at March 31, 2005, there were 5,263,123 shares outstanding, as well as 1,000,000 shares of preferred stock of which none are outstanding.

Issuance of Common Stock

Under Community’s certificate of incorporation and Rancho Bernardo’s articles of incorporation, shares of common stock may be issued from time to time by their boards of directors without the approval of the shareholders.

Liquidation Rights

In the event of liquidation, holders of common stock of Community and Rancho Bernardo are entitled to similar rights to assets distributable to shareholders on a pro rata basis after satisfaction of liabilities.

Redemption Rights

Rancho Bernardo has limited ability to buy its outstanding shares from its shareholders. Community is empowered by Delaware law to buy its shares of stock from its shareholders at the mutual accord of the shareholder and Community.

Preemptive Rights

Neither Community’s certificate of incorporation nor Rancho Bernardo’s articles of incorporation provide for preemptive rights.

Voting Rights

Each share of Rancho Bernardo common stock and each share of Community common stock is entitled to one vote per share. Community’s certificate of incorporation permits cumulative voting in the election of directors. California law, which applies to Rancho Bernardo, also provides for cumulative voting in the election of directors.

Cumulative voting entitles a shareholder to vote as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his votes for a single candidate or distribute such votes among any or all of the candidates.

Shareholder Action without a Meeting

Rancho Bernardo’s bylaws provide that any action that is required or permitted to be taken by shareholders at an annual or special meeting may be taken by a written consent signed by all the shareholders entitled to vote on the matter.

Community’s certificate of incorporation also permits only unanimous shareholder action by written consent.

Shareholder Vote on Business Combinations

In general, approval of a business combination (a merger or sale of assets) involving Rancho Bernardo requires the approval of a majority of the board of directors as well as a favorable vote of not less than a majority of the outstanding shares. However under the provisions of the National Bank Act, which govern this merger, a 66 2/3% shareholder approval of this merger is required.

Under Community’s certificate of incorporation, a business combination requires the approval of not less than 66 2/3% of the board of directors as well as any favorable vote of the shareholders as may be required by Delaware law or other rule or regulation. However, if less than 66 2/3% of the board of directors approves the business combination, it must be approved by a favorable vote of not less than 66 2/3% of the outstanding shares.

Special Meetings of Shareholders

Rancho Bernardo’s articles of incorporation provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 10% or more of the outstanding voting shares.

Community’s certificate of incorporation provides for a higher percentage (25% or more) of the outstanding voting shares.

Dividends

Under California law, the directors of California state-licensed banks (such as Rancho Bernardo) may declare distributions to shareholders (which include cash dividends), subject to the restriction that the amount available for the payment of cash dividends shall be the lesser of retained earnings of the bank or the bank’s net income for its last three fiscal years (less the amount of any distributions to shareholders made during such period). If the above test is not met, distributions to shareholders may be made only with the prior approval of the Commissioner of Financial Institutions in an amount not exceeding the greatest of a bank’s retained earnings, a bank’s net income for its last fiscal year, or a bank’s net income for its current fiscal year. If the Commissioner finds that the shareholder’s equity of a bank is not adequate, or that the making by a bank of a distribution to shareholders would be unsafe or unsound for the bank, the Commissioner can order a bank not to make any distribution to shareholders.

Under Delaware law, a corporation (such as Community) may pay dividends out of surplus or, in the event that no surplus exists, out of net profits for the fiscal year in which the dividend is declared or its net profits for the preceding fiscal year, subject to certain limitation for the benefit of preference shares, if any.

Amendment to Charter and Bylaws

In general, Rancho Bernardo’s articles of incorporation and bylaws may be amended by a favorable vote of the majority of the outstanding voting stock. Under most circumstances, the bylaws may also be amended by the board of directors.

Amendments to Community’s certificate of incorporation requires the approval of a majority vote of Community’s board of directors and also by a majority of the outstanding shares of Community’s voting stock, provided, however, that approval by at least 66 2/3% of the outstanding voting stock is generally required to amend the provision relating to “business combinations.” Community’s bylaws may be amended by a majority vote of the board of directors or the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Board of Directors

Rancho Bernardo’s articles of incorporation provide that the number of directors shall not be less than 7 nor more than 13 with the exact number fixed by a resolution of the board or shareholders. The number of directors has been fixed at 10.

Community’s certificate of incorporation provides that the number of directors shall be not less than 3 nor more than 25 with the exact number of directors fixed by a resolution of the board. The number of directors has been fixed at 12.

Directors of Rancho Bernardo are elected annually for a one-year term.

Community has a “classified” board of directors. A “classified” board means that the directors are divided into three classes of approximately equal size with staggered terms. Only one of the three classes is elected at each annual meeting to a term of three years. At subsequent annual meeting, a number of directors will be elected equal to the number of directors with terms expiring at that annual meeting.

Any or all of the directors of Rancho Bernardo may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote; provided, however, that no director may be removed (unless the entire Board is removed) whenever the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of his most recent election were then being elected.

In general, the removal of a director in a national bank or the removal of a director of Community requires a vote of a majority of the shareholders at a meeting.

Nomination to the Board of Directors

Rancho Bernardo’s articles of incorporation require shareholders to comply with certain prior notice provisions in connection with the nomination of persons to become directors of Rancho Bernardo. Failure to comply with these provisions may result in the nomination being disregarded.

Community’s certificate of incorporation contains similar prior notice provisions. Failure to comply with these provisions will result in the nomination being disregarded.

Dissenters’ Rights

Generally, shareholders of a state bank which will not survive a merger or consolidation are entitled to dissenters’ rights provided for in the California Corporations Code. However, the provisions of the National Bank Act govern the dissenters’ rights available pursuant to this merger.

Under Delaware law, appraisal rights are generally available for shares of any class or series of a corporation in a merger or consolidation; provided that, except in certain circumstances, no such rights are available for the shares of any class or series of stock which, at the record date for the meeting held to approve such transaction, were either (1) listed on a national securities exchange or (2) held of record by more than 2,000 shareholders; and further provided that no rights are available to shareholders of the surviving corporation if the merger did not require their approval.

Limitation of Personal Liability of Directors and Officers

Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its shareholders for monetary damages arising from a breach of fiduciary duty, except:

•	A breach of the duty of loyalty to the corporation or its shareholders;

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	Payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

•	Any transaction from which the director derived an improper personal benefit.

Community’s certificate of incorporation provides for such a provision.

Rancho Bernardo’s articles of incorporation also provide for a limitation on director and officer liability which is based on a similar California statute.

INFORMATION ABOUT COMMUNITY AND COMMUNITY NATIONAL BANK

General

Community Bancorp Inc. is a Delaware corporation and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. As a bank holding company, Community is allowed to acquire or invest in the securities of companies that are engaged in banking or in activities closely related to banking as authorized by the Board of Governors of the Federal Reserve System.

Community’s principal asset is its wholly owned subsidiary, Community National Bank. At March 31, 2005, Community had total consolidated assets of $708.1 million, consolidated deposits of $587.1 million, and consolidated stockholders’ equity of $65.7 million.

Community National Bank

Community National Bank (formerly named Fallbrook National Bank) was licensed by the Comptroller of the Currency (the “Comptroller”) on September 5, 1985 and commenced operation as a national banking association on the same day. As a national banking association, Community National Bank is subject to primary supervision, examination and regulation by the Comptroller. Community National Bank is also subject to certain other federal laws and regulations. In addition, Community National Bank is subject to applicable provisions of California law insofar as such provisions do not conflict with or are not preempted by federal banking laws. The deposits of Community National Bank are insured by the Federal Deposit Insurance Corporation up to the applicable limits thereof, and like all national banks, Community National Bank is a member of the Federal Reserve System. Community National Bank presently has no subsidiaries.

The Bank provides traditional commercial banking services to small and medium-sized businesses and individuals in the communities along the I-15 corridor in northern San Diego County and southwest Riverside County. San Diego and Riverside Counties, according to U.S. census data, were among the top ten fastest growing counties in the United States measured by numerical population growth from April 2000 to July 2004. The Bank has ten full service branches serving the communities of Bonsall, El Cajon, Encinitas, Escondido, Fallbrook, La Mesa, Murrieta, Santee, Temecula, Vista, and additional SBA loan production offices which originate loans in California, Arizona, Nevada and Oregon. According to June 30, 2004 FDIC data, the Bank’s ten branches have an 4.21% combined deposit market share within the ten cities the Bank serves, which would rank the Bank second among community banks and eighth among all banks and thrifts.

Additional Information Concerning Community

Information concerning:

•	directors and executive officers,

•	executive compensation,

•	principal stockholders,

•	certain relationships and related transactions,

•	and other related matters concerning Community

is included or incorporated by reference in its annual report on Form 10-K for the year ended December 31, 2004. Additionally, financial statements and information as well as management’s discussion and analysis thereof are included in the Form 10-K and in its Form 10-Q for the quarter ended March 31, 2005. These reports are incorporated by reference into this proxy statement—prospectus. If you want to obtain copies of these documents or other information concerning Community, please see “WHERE YOU CAN FIND MORE INFORMATION” at page 78.

INFORMATION ABOUT RANCHO BERNARDO COMMUNITY BANK

General

Rancho Bernardo is a commercial bank that is organized under the laws of the State of California and commenced operations on June 16, 1997. Rancho Bernardo operates from its office in Rancho Bernardo which is the northern most residential community within the City of San Diego. As of March 31, 2005, Rancho Bernardo had total assets, deposits and shareholders’ equity of approximately $113.8 million, $101.4 million and $10.0 million, respectively.

Rancho Bernardo’s current market area is San Diego County. Rancho Bernardo markets a wide range of banking services through the personal efforts of its directors, officers and employees. Rancho Bernardo believes that the personal contacts and relationships between its bankers and its customers are Rancho Bernardo’s most reliable resources for the development and retention of business.

Like most other banks, Rancho Bernardo’s principal business is to accept demand, savings and time deposits, and to make real estate, commercial and consumer loans and other investments. Rancho Bernardo offers a broad range of banking products and services, including many types of business and personal savings and checking accounts and other consumer banking services.

Rancho Bernardo originates several types of loans, including secured and unsecured commercial and consumer loans, such as automobile and boat loans, business loans, equipment loans, home improvement loans, mobile home loans, professional loans, commercial and residential real estate mortgage loans, commercial and residential construction loans and Small Business Administration loans. Currently, Rancho Bernardo makes loans that are primarily short-term and/or adjustable rate. Rancho Bernardo also invests in certificates of deposits from other banks and in securities issued by the U.S. government and its agencies, including mortgage-backed securities, and by state agencies and municipalities. Rancho Bernardo does not have trust powers, but it arranges for trust services through correspondent banks and other entities.

Rancho Bernardo is licensed by the California Commissioner of Financial Institutions (the “Commissioner”). Its deposits are insured by the FDIC up to the maximum limits (presently $100,000 per account) allowed by law. Rancho Bernardo is a member of the Federal Reserve System. Consequently, Rancho Bernardo is subject to the supervision of, and is regularly examined by, the Commissioner and the Federal Reserve.

Shareholdings of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 17, 2005, concerning the beneficial ownership of Rancho Bernardo’s outstanding common stock: (i) by each of Rancho Bernardo’s directors; (ii) by all directors and executive officers(1) as a group; and (iii) by Rancho Bernardo’s principal shareholders. Except for Mr. Patrick W. Hopper, Mr. Alan L. Douglas and Mr. John D. Gonnerman, Rancho Bernardo does not know of any person who owns, beneficially or of record, more than 5% of Rancho Bernardo’s outstanding common stock.

(1)	As used throughout this proxy statement—prospectus, the terms “officer” and “executive officer” when referring to Rancho Bernardo, mean the Chairman of the Board, President and Chief Executive Officer, the Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer, the Executive Vice President and Chief Credit Officer, and the Senior Vice President and Operations Manager. Rancho Bernardo’s other Vice Presidents are not considered to be executive officers of Rancho Bernardo.

Name and Position Held	Number of Shares of Common Stock Beneficially Owned(1)		Number of Shares Subject to Vested Stock Options(2)	Percent of Class Beneficially Owned(1)
Kelly D. Burt, Director	787		1,470	0.23%
Stephen E. Cunliffe, Director	17,325		14,175	3.22%
Alan L. Douglas,(3) Chairman of the Board, President and Chief Executive Officer	72,076	(4)	53,625	12.37%
John D. Gonnerman,(3) Director, Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer	37,818	(5)	24,850	6.35%
Daniel J. Kelly, Director	3,182		840	0.42%
Thomas F. Lennon, Director	3,000		840	0.40%
Dan E. Littrell, Director	23,152	(6)	10,237	3.43%
Alan Ritchie, Director	46,068		0	4.78%
Thomas S. Smith, Director	17,640		14,175	3.26%
James L. Wermers, Director	25,200		14,175	4.03%
All Directors and Executive Officers as a Group (12 in number)	243,963	(7)	151,277	33.48%
Patrick W. Hopper,(8) Principal Shareholder	89,565		0	9.30%

(1)	Includes shares beneficially owned, directly and indirectly, together with associates. Also includes shares held as trustee and held by or as custodian for minor children. Unless otherwise noted all shares are held as community property under California law or with sole voting and investment power. Does not include shares which may be acquired upon exercise of stock options, which are identified separately in this table.
(2)	Shares subject to options held by directors and executive officers that were exercisable within 60 days after June 17, 2005 (“vested”) are treated as issued and outstanding for the purpose of computing the percent of the class owned by such person but not for the purpose of computing the percent of class owned by any other person.
(3)	Mr. Douglas and Mr. Gonnerman’s business address is 16495 Bernardo Center Drive, San Diego, California 92128.
(4)	Includes 2,442 shares vested pursuant to Rancho Bernardo’s 401(k) Plan and 31,657 shares held in Mr. Douglas’ Individual Retirement Account.
(5)	Includes 10,169 shares held in Rancho Bernardo’s 401(k) Plan, for which Mr. Gonnerman serves as the trustee, and 8,750 shares held in Mr. Gonnerman’s Individual Retirement Account. Mr. Gonnerman disclaims any beneficial interest in the 401(k) Plan shares, except for the 1,837 shares vested to his account.
(6)	Includes 1,102 shares held by Healthline Systems, Inc. of which Mr. Littrell is a principal shareholder.
(7)	Includes 10,169 shares held in Rancho Bernardo’s 401(k) Plan.
(8)	Mr. Hopper’s business address is: 2624 Pebblegold Avenue, Henderson, Nevada 89074.

Directors

The following table lists the names and certain information as of June 17, 2005, regarding the directors of Rancho Bernardo:

Name and Title (Other Than Director)	Age	Business Experience During Past Five Years	Year First Elected to or Appointed Director
Kelly D. Burt	47	Chairman and CEO, Price Self Storage (2001 - present); Director and Executive Vice President, Excel Legacy (real estate investment trust)(1998-2001)	2002

Stephen E. Cunliffe	57	President, Legendary Holdings, Inc. (headgear manufacturer and distributor)	1996

Alan L. Douglas, Chairman of the Board, President and Chief Executive Officer	60	Banker,(1) Chairman of the Board, President and Chief Executive Officer, Rancho Bernardo Community Bank	1996

John D. Gonnerman, Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer	62	Banker,(2) Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer, Rancho Bernardo Community Bank	1996

Daniel J. Kelly	53	Partner, Kelly Search Group (executive recruiting )(2003 - present); Vice President, Sales and Marketing, Medex Medical (medical device company)(2001 - 2002); CEO, Photothera (medical device company)(1998 - 2001)	2003

Thomas F. Lennon	60	President, Thomas F. Lennon, Inc. (court-appointed receiver)	2003

Dan E. Littrell	54	President/Owner, Healthline Systems, Inc. (medical software)	1997

Alan Ritchie	63	Owner, San Ysidro Chevron (gas station); Owner, racing stable	1996

Thomas S. Smith	57	Chairman and CEO, Legendary Holdings, Inc. (headgear manufacturer and distributor)	1996

James L. Wermers	56	Real estate development and investments	1996

(1)	Mr. Douglas began his banking career in 1972 and held various lending positions at the Bank of California, Union Bank and San Diego Trust & Savings Bank. From 1979 - 1981, Mr. Douglas was the SVP/Senior Lending Officer at The Bank of San Diego, leaving to join Torrey Pines Bank as EVP/Corporate Banking until 1984. Mr. Douglas was the President and CEO at The Bank of Rancho Bernardo until that bank was acquired on April 1, 1996.
(2)	Mr. Gonnerman served in various management capacities at Zapata Corporation and as a Senior Planning Analyst at Exxon Corporation, before he became the CFO of The Bank of San Diego, where he remained for five years. In 1985, he joined Mr. Douglas at The Bank of Rancho Bernardo, where he served as the CFO/COO and a member of the Board. From 1996 until 1997 he served as the Business Manager for the law firm of Duckor, Spradling & Metzger.

Executive Officers

The following table lists the names and certain information as of June 17, 2005, regarding the executive officers of Rancho Bernardo. Mr. Douglas and Mr. Gonnerman, both of whom are directors and executive officers, are included in the table above.

Name and Title	Age	Business Experience During Past Five Years	Officer Since
Scott T. Parker Executive Vice President and Chief Credit Officer	45	Executive Vice President and Chief Credit Officer, Rancho Bernardo Community Bank	2000

Carole L. Tarantino Senior Vice President and Operations Manager	50	Senior Vice President and Operations Manager, Rancho Bernardo Community Bank	1997

Trading History and Dividends

Trading History. There has been a limited trading market for Rancho Bernardo’s common stock on the OTC “Bulletin Board” (trading symbol “RBCB”). Rancho Bernardo is aware of 6 dealers that effected trades in Rancho Bernardo’s common stock. Rancho Bernardo’s common stock is not registered under the Securities Exchange Act of 1934 and, therefore, Rancho Bernardo’s common stock is not currently eligible for listing on any exchange or on the Nasdaq National Market.

The information in the following table indicates the high and low sales prices and volume of trading for Rancho Bernardo’s common stock for each quarterly period since January 1, 2002, and is based upon information provided by the OTC “Bulletin Board.” Because of the limited market for Rancho Bernardo’s common stock, these prices may not be indicative of the fair market value of Rancho Bernardo’s common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

	Sales Prices		Approximate Number of Shares Traded
Quarter Ended	High	Low
March 31, 2002	$9.50	$9.00	24,900
June 30, 2002	$9.75	$9.00	28,300
September 30, 2002	$9.70	$8.50	27,100
December 31, 2002	$10.50	$8.80	153,300

March 31, 2003	$9.95	$9.15	119,900
June 30, 2003	$10.50	$9.30	5,300
September 30, 2003	$13.00	$10.50	26,200
December 31, 2003	$15.00	$11.60	7,600

March 31, 2004	$16.00	$14.50	58,300
June 30, 2004	$18.00	$15.50	115,200
September 30, 2004	$22.10	$17.50	39,700
December 31, 2004	$26.00	$20.65	53,000
March 31, 2005	$25.50	$22.00	17,700
June 30, 2005	$28.50	$21.00	284,500

According to information provided by the OTC “Bulletin Board,” the most recent trade in Rancho Bernardo’s common stock prior to the date of this proxy statement—prospectus occurred on June 24, 2005 for 400 shares, at a sales price of $28.00 per share.

As of the date of this proxy statement—prospectus, Rancho Bernardo has approximately 155 shareholders of record; however, Rancho Bernardo believes that there are an additional 194 shareholders who own their shares in “street name” through brokerage firms.

Dividends. To date, Rancho Bernardo has not paid any cash dividends and has followed a strategy of retaining earnings to increase capital and provide additional basis for growth. However, in 2004, Rancho Bernardo did declare and pay a 5% stock dividend to shareholders of record on May 31, 2004.

Compensation and Other Transactions With Management and Others

Summary Compensation. The following table sets forth a summary of annual and long-term compensation for services in all capacities as Rancho Bernardo’s President and Chief Executive Officer, Rancho Bernardo’s Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer, and Rancho Bernardo’s Executive Vice President and Chief Credit Officer. The following table also includes compensation for Rancho Bernardo’s other officer whose compensation exceeded $100,000 during 2004. The remaining Rancho Bernardo officers did not have annual compensation exceeding $100,000 during 2004.

	Annual Compensation					Other Annual(1)		Long-Term Compensation Awards	All Other Compensation
Name and Principal Position	Year	Salary		Bonus				Securities Underlying Options(2)
Alan L. Douglas, President and Chief Executive Officer	2004 2003 2002	$ $ $	158,995 152,880 147,000	$ $ $	66,150 24,500 22,500	$ $ $	12,360 7,689 6,330	1,575 — 1,575	$ $ $	0 0 0

John D. Gonnerman, Executive Vice President, Chief Financial Officer, Secretary and Chief Operating Officer	2004 2003 2002	$ $ $	123,750 123,750 120,750	$ $ $	0 0 15,714	$ $ $	14,018 10,708 16,665	1,575 — 1,575	$ $ $	0 0 0

Scott T. Parker, Executive Vice President and Chief Credit Officer	2004 2003 2002	$ $ $	107,328 102,711 99,702	$ $ $	19,500 14,345 10,463	$ $ $	8,222 6,620 6,100	1,500 — 1,050	$ $ $	0 0 0

Benjamin Price, Vice President, Business Development	2004		$45,000		$135,045		$6,758	0		$0

(1)	These figures represent auto allowance and 401(k) matching contributions.
(2)	These figures have been adjusted to reflect Rancho Bernardo’s 5% stock dividend paid in June 2004.

Stock Option Plan. In 1997, the Board of Directors adopted and on May 14, 1998, Rancho Bernardo’s shareholders ratified, Rancho Bernardo’s 1997 Stock Option Plan (the “Plan”), which was amended by the Board of Directors in 2004 and ratified by Rancho Bernardo’s shareholders on May 13, 2004. As amended, the Plan provides for issuance of up to 315,0002 shares, of which not more than 252,0002 shares may be granted to all directors of Rancho Bernardo who are not also officers or key employees of Rancho Bernardo.

Options granted pursuant to the Plan may be non-qualified or incentive, for federal tax purposes, pursuant to the Internal Revenue Code of 1986 (the “IRC”), in the Board of Directors’ discretion. If any stock option granted under the Plan qualifies as an incentive stock option and if the optionee meets certain employment and holding period conditions, then the optionee will not recognize compensation income to the extent of any “bargain element” or “spread” (the difference between the fair market value of Rancho Bernardo’s common stock determined as of the time of exercise and the option exercise price paid for the stock) at the time of exercise and Rancho Bernardo will not be entitled to a corresponding tax deduction. Upon the sale of the common stock so acquired, the optionee will be entitled to long-term capital gain or loss tax treatment.

•	If any options granted under the Plan are non-qualified, the optionee will not realize taxable income, and Rancho Bernardo will not be entitled to a corresponding tax deduction, at the time of grant or exchange. Upon the exercise of any non-qualified stock option, however, the optionee will recognize taxable compensation income equal to the “bargain element” or “spread.” Rancho Bernardo will be entitled to a corresponding tax deduction equal to the income recognized by the optionee, provided that the income tax withholding attributable to the optionee’s recognized income is collected from the optionee.

All options granted pursuant to the Plan are granted at an exercise price of not less than 100% of the fair market value of Rancho Bernardo’s common stock on the date of grant.

Options are exercisable in installments, as provided in individual stock option agreements; provided, however, that if any optionee fails to exercise his or her rights under an option within the year such rights arise, the optionee may nonetheless exercise his or her rights at any later date during the term of the option. The selection of individual participants and the extent of the participation of each is determined by the Board of Directors on recommendation of the Stock Option Committee.

As of December 31, 2004, Rancho Bernardo had options outstanding to purchase a total of 223,268(1) shares of its common stock and options for 42,706 shares had been exercised, leaving 49,026 shares available for future grants. However, as a part of the merger agreement, Rancho Bernardo has agreed not to grant any additional options.

The following table furnishes certain information regarding options granted to Messrs. Douglas, Gonnerman, Parker and Price during 2004:

Option/SAR Grants in Last fiscal Year

Name	Number of Securities Underlying Options/ Sars Granted (#)	Percent of Total Options/Sars Granted to Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Mr. Douglas	1,575	33.8%	$14.76	March 23, 2014
Mr. Gonnerman	1,575	33.8%	$14.76	March 23, 2014
Mr. Parker	1,500	32.4%	$19.50	July 24, 2014
Mr. Price	0	0%	$0	N/A

(1)	These figures and the figures in the following table have been adjusted for Rancho Bernardo’s stock split and stock dividend.

The following table sets forth certain information regarding unexercised options held by Messrs. Douglas, Gonnerman, Parker and Price as of December 31, 2004:

	Number of Unexercised Options at December 31, 2004		Value of Unexercised in-the- Money Options at December 31, 2004(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Mr. Douglas	61,110	3,465	$1,182,217	$32,328
Mr. Gonnerman	29,610	3,465	$563,442	$32,328
Mr. Parker	6,720	3,705	$117,230	$48,717
Mr. Price	—	—	—	—

(1)	Assuming a market value of $16.50 per share on December 31, 2004.

None of Messrs. Douglas, Gonnerman, Parker or Price exercised any options during 2004.

Employment Agreements. Effective December 17, 2004, Rancho Bernardo entered into an employment agreement with Mr. Alan L. Douglas to serve as Rancho Bernardo’s President and Chief Executive Officer. The agreement provides for base salary of $158,995, discretionary bonuses, use of a Rancho Bernardo-furnished automobile, and group medical and life insurance benefits. The agreement, which expires on August 31, 2007, provides for automatic one year renewal on each anniversary, absent notice to the contrary, thus providing a rolling three-year term. In addition, the agreement provides for severance compensation in the form of continued base salary compensation and medical insurance benefits for eighteen months and title to Rancho Bernardo-owned automobile in the event of termination without cause, and a lump sum severance payment equal to three times average compensation, as defined, in the event of termination following a change of control.

Effective December 17, 2004, Rancho Bernardo entered into an employment agreement with Mr. John D. Gonnerman to serve as Rancho Bernardo’s Executive Vice President, Chief Financial Officer and Chief Operating Officer. The agreement provides for base salary of $123,750, discretionary bonuses, use of a Rancho Bernardo-furnished automobile, and group medical and life insurance benefits. The agreement, which expires on August 31, 2006, provides for automatic one year renewals, absent notice to the contrary. In addition, the agreement provides for severance compensation in the form of continued base salary compensation and medical insurance benefits for twelve months and title to the Rancho Bernardo-owned automobile in the event of termination without cause, and a lump sum severance payment equal to two times average compensation, as defined, in the event of termination following a change of control.

Effective December 17, 2004, Rancho Bernardo entered into an employment agreement with Mr. Scott T. Parker to serve as Rancho Bernardo’s Senior Vice President and Chief Lending Officer. The agreement provides for base salary of $110,000, discretionary bonuses, an automobile allowance, and group medical and life insurance benefits. The agreement, which expires on August 31, 2005, provides for automatic one year renewals, absent notice to the contrary. In addition, the agreement provides for severance compensation in the form of continued base salary compensation and medical insurance benefits for six months in the event of termination without cause, and a lump sum severance payment equal to one times average compensation, as defined, in the event of termination following a change of control.

Bonus Plan. Rancho Bernardo’s Board of Directors established a formula bonus plan which provides that 3.5% of Rancho Bernardo’s pre-tax earnings be allocated to a bonus pool for Mr. Douglas and 2.75% for Mr. Gonnerman. Based upon meeting specific criteria Mr. Douglas and Mr. Gonnerman are eligible for receipt of the bonus pools.

Director Compensation. During 2004, the directors received $400 for attendance at monthly Board meetings and $200 for attendance at Committee meetings. In addition, during 2004 each of the directors received stock options for 1,575 shares, except Directors Burt, Kelly and Lennon, who received options for 4,200 shares each.

Section 401(k) Profit Sharing Plan. Rancho Bernardo adopted, effective as of January 1, 1998, a 401(k) Profit Sharing Plan (the “401(k) Plan”). All employees of Rancho Bernardo who are at least 18 years of age and complete 1,000 hours of service during a one-year period are eligible to participate. Pursuant to the 401(k) Plan, participating employees of Rancho Bernardo may voluntarily contribute a portion of their compensation to a trust. Benefits from the 401(k) Plan become available to the employee upon retirement, or in the event of disability. If employment is terminated prior to normal retirement, the employee receives contributions previously made. Rancho Bernardo initially commenced matching contributions in 1999. During 2004, Rancho Bernardo’s matching contributions aggregated $34,846. Rancho Bernardo’s matching contributions are utilized to purchase Rancho Bernardo’s common stock in the open market for the benefit of the 401(k) Plan participants.

Certain Transactions. There are no existing or proposed material transactions between Rancho Bernardo and any of its executive officers, directors, or beneficial owners of 5% or more of its common stock, or the immediate family or associates of any of the foregoing persons, except as indicated below.

Some of Rancho Bernardo’s directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, and have had banking transactions with Rancho Bernardo in the ordinary course of Rancho Bernardo’s business, and Rancho Bernardo expects to have banking transactions with such persons in the future. In the opinion of Management, all loans and commitments to lend made in 2004 included in such transactions were made in compliance with applicable laws, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable contemporaneous transactions with other persons of similar creditworthiness, and did not involve more than a normal risk of collectability or present other unfavorable features. As of December 31, 2004, the aggregate indebtedness of all officers, directors and principal shareholders of Rancho Bernardo, and their associates, stood at approximately $505,000, constituting approximately 5.2% of Rancho Bernardo’s equity capital accounts at that date.

Financial Information Concerning Rancho Bernardo

Rancho Bernardo’s audited financial statements for the years ended December 31, 2004 and 2003 and unaudited financial statements for the three months ended March 31, 2005 and 2004 are included in this proxy statement—prospectus commencing on page F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction. The following discussion is designed to provide a better understanding of significant trends related to Rancho Bernardo’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. It is derived from Rancho Bernardo’s unaudited financial statements and notes thereto for the three months ended March 31, 2005 and March 31, 2004, and the audited financial statements for the years ended December 31, 2004 and 2003, and the notes thereto included elsewhere herein. Comparisons of the three months ended March 31, 2005 to March 31, 2004, and comparisons of the years ended December 31, 2004 and December 31, 2003 to the preceding calendar years are primarily impacted by Rancho Bernardo’s growth.

Rancho Bernardo’s continued growth since commencement of operations in June 1997 has been the primary factor impacting profitability over the periods reflected in this discussion. However, although Rancho Bernardo anticipates that its continued growth will further enhance its results of operations, future results of operations could materially differ from those suggested by the forward-looking statements contained in this proxy statement—prospectus or the annualized results of operations for the three months ended March 31, 2005, depending upon changes to things such as:

•	competition within the banking industry;

•	changes in the interest rate environment;

•	general economic conditions, nationally, regionally and in Rancho Bernardo market areas, including declines in real estate values;

•	the effects of possible terrorism and resulting impact of the conduct of the war on terrorism by the United States and its allies;

•	regulatory compliance issues;

•	business conditions and inflation;

•	the securities markets;

•	technology;

•	the regulatory environment;

•	achieving planned asset growth;

•	unanticipated loan losses;

•	unanticipated increases in operating expenses; and

•	the ability to generate fee and other non-interest income.

Critical Accounting Policies. Rancho Bernardo’s financial statements, and the notes thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of Rancho Bernardo’s financial statements requires Rancho Bernardo to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. On an ongoing basis, Rancho Bernardo evaluates estimates and assumptions based upon historical experience and various other factors and circumstances. Rancho Bernardo believes that its estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and on results of operations for the reporting periods.

Rancho Bernardo’s significant accounting policies and practices are described in Note 1 to the audited financial statements as of December 31, 2004. The accounting policies that involve significant estimates and assumptions, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. Rancho Bernardo has identified its policies for allowance for loan losses, securities available for sale, and income taxes as critical accounting policies which are summarized below.

Allowance for Loan Losses. Rancho Bernardo maintains an allowance for loan losses at an amount which Rancho Bernardo believes is sufficient to provide adequate protection against losses in the loan portfolio. Rancho Bernardo’s periodic evaluation of the adequacy of the allowance is based on such factors as past loan loss experience, peer group experience, known and inherent risks in the portfolio, adverse situations that have occurred but are not yet known that may affect the borrowers’ ability to repay, the estimated value of underlying collateral, concentrations within the portfolio, and economic conditions. As Rancho Bernardo utilizes information currently available to evaluate the allowance for loan losses, the allowance for loan losses is subjective and may be adjusted in the future depending on changes in economic conditions or other factors.

During the time Rancho Bernardo holds collateral, Rancho Bernardo is subject to credit risks, including risks of borrower defaults, bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). Although Rancho Bernardo has established an allowance for loan losses that it considers adequate, there can be no assurance that the established allowance for loan losses will be sufficient to offset losses on loans in the future.

Securities Available-for-Sale. Securities available-for-sale are recorded at fair value, based on quoted market prices. Unrealized holding gains and losses, net of income taxes, in securities available-for-sale, based on quoted market prices, are reported as other comprehensive income (loss) in the period incurred. Premiums and discounts on purchased securities are recognized as an adjustment to yield over the term of the security. Declines in the fair value of securities available-for-sale below the original purchase price that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method.

Income Taxes. Rancho Bernardo records a provision for income taxes under the liability method. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between Rancho Bernardo’s financial statements and tax returns. The principal items giving rise to these differences include the allowance for loan losses, unused net operating losses, and organization and start-up costs. Rancho Bernardo has recognized a deferred income tax asset for the year ended December 31, 2004 and the three months ended March 31, 2005, of $479,000 and $479,000, respectively. Rancho Bernardo evaluates such realizability based upon anticipated tax income from forecast models.

General. Rancho Bernardo earned $299,000 for the three months ended March 31, 2005 compared to earnings of $373,000 for the three months ended March 31, 2004. Although net interest income increased from $1,253,000 to $1,428,000, the net interest margin decreased during the three months ended March 31, 2005 as compared to the three months ended March 31, 2004. Noninterest expenses increased from $735,000 to $876,000. Diluted earnings per share were $.28 for the three months ended March 31, 2005 compared to $.37 for the three months ended March 31, 2004.

Rancho Bernardo earned $1,528,000 for the year ended December 31, 2004 compared to earnings of $996,000 for the year ended December 31, 2003. Diluted earnings per share for 2004 was $1.47 compared to $1.03 for 2003. Rancho Bernardo’s growth during these periods is primarily responsible for the improved results of operations.

Total assets increased $6.27 million or 5.8%, to $113,778,000 at March 31, 2005, from $107,513,000 at December 31, 2004. Loans, net of unearned income and allowance for loan losses, increased 10.9% to $88,936,000 at March 31, 2005, from $80,170,000 at December 31, 2004. The increases in total assets and loans were primarily funded by a $5.0 million increase in deposits to $101,362,000 at March 31, 2005, from $96,357,000 at December 31, 2004.

Total assets increased $13.36 million or 14.1%, to $100,791,000 at March 31, 2004, from $95,021,000 at December 31, 2003. Loans, net of unearned income and allowance for loan losses, increased 12.1% to $74,496,000 at March 31, 2004, from $66,481,000 at December 31, 2003. The increases in total assets and loans were primarily funded by a $5.2 million increase in deposits to $89,929,000 at March 31, 2004, from $84,671,000 at December 31, 2003.

Total assets increased $12.5 million or 13.1%, to $107,513,000 at December 31, 2004, from $95,021,000 at December 31, 2003. Loans, net of unearned income and allowance for loan losses, increased 22.5% to $80,170,000 at December 31, 2004, from $66,481,000 at December 31, 2003. The increases in total assets and loans were primarily funded by an $11.6 million increase in deposits to $96,357,000 at December 31, 2004, from $84,671,000 at December 31, 2003.

Shareholders’ equity was $10,006,000 at March 31, 2005, compared to $9,766,000 at December 31, 2004 and $8,748,000 at March 31, 2004 compared to $8,231,000 at December 31, 2003. The increases reflect retained earnings during the referenced periods and exercises of stock options totaling $82,281 in 2005

The following sections present various tables reflecting Rancho Bernardo’s financial condition and results of operations. Average balances reflect actual daily averages, which were computed using the daily balance average over the stated period. All averages and rates shown for the quarterly periods ended March 31 have been annualized using 365/90 for 2005 and 366/91 for 2004. No assurance can be given that the annualized rates and results of operations for the three months ended March 31, 2005 are indicative of the rates and results of operations that may be expected for the year ending December 31, 2005.

Distribution of Assets, Liabilities and Shareholders’ Equity. Rancho Bernardo’s earnings principally depends upon the difference between the income received from interest-earning assets, principally the loan portfolio and investment securities; and the interest paid on interest-bearing liabilities, which consist of deposits and borrowings. This difference is net interest income. Net interest margin is net interest income expressed as a percentage of average total interest-earning assets. Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

The following tables provide information, for the periods indicated, on the average amounts outstanding for the major categories of interest-earning assets and interest-bearing liabilities, the amount of interest earned or paid, the yields and rates on major categories of interest-earning assets and interest-bearing liabilities, and the net interest margin and net interest spread:

	For The Three Months Ended March 31, (unaudited)
	2005			2004
	Average Balance	Interest Earned/ Paid	Average Rate /Yield(1)	Average Balance	Interest Earned/ Paid	Average Rate/Yield(1)
	(dollars in thousands)
Assets
Securities and time deposits at other banks	$19,731	$161	3.37%	$14,417	$152	4.24%
Fed funds sold	1,756	20	4.62%	3,371	21	2.51%
Loans, net(2)	85,331	1,603	7.62%	72,264	1,319	7.34%

Total interest-earning assets	106,458	1,784	6.80%	90,052	1,492	6.66%
Non interest-earning assets	3,724			6,659

Total assets	$110,182			$96,711

Liabilities and Shareholders’ Equity
Interest-bearing deposits:
Transaction and Now	$8,582	$11	0.52%	$9,172	$4	0.18%
Saving and Money Market	29,803	111	1.51%	35,476	108	1.22%
Time Deposits	39,327	214	2.21%	21,333	101	1.90%
Borrowings-FHLB	1,895	20	4.28%	3,108	26	3.36%

Total interest-bearing liabilities	79,607	356	1.81%	69,089	239	1.39%

Demand deposits	19,898			18,169
Accrued expenses and other liabilities	694			859

Total Liabilities	100,199			88,117
Shareholders’ equity	9,983			8,594

Total liabilities and shareholders’ equity	$110,182			$96,711

Net interest margin(3)		$1,428	5.44%		$1,253	5.64%

Net interest spread(4)			4.99%			5.27%

(1)	These ratios have been annualized.
(2)	Average loans are net of unearned loan fees and allowances for loan losses. Unearned loan fees were $492,000 and $426,000 at March 31, 2005 and March 31, 2004, respectively.
(3)	Net interest margin is the net yield on total interest-earning assets.
(4)	Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

	For The Year Ended December 31,
	2004			2003
	Average Balance	Interest Earned/ Paid	Average Rate/Yield(1)	Average Balance	Interest Earned/ Paid	Average Rate/Yield(2)
	(dollars in thousands)
Assets
Securities and time deposits at other banks	$17,053	$558	3.27%	$15,126	$572	3.78%
Fed funds sold	4,110	75	1.82%	8,419	107	1.27%
Loan, net(2)	79,022	5,938	7.51%	62,802	4,908	7.82%

Total interest-earning assets	100,185	6,571	6.56%	86,347	5,587	6.47%
Non interest-earning assets	4,815			5,102

Total assets	$105,000			$91,449

Liabilities and Shareholders’ Equity:
Interest-bearing deposits:
Transaction and Now	$8,592	$16	0.19%	$7,563	$13	0.17%
Saving and Money Market	35,008	435	1.24%	29,465	457	1.55%
Time Deposits	29,789	582	1.95%	25,188	573	2.27%
Borrowings-FHLB	1,860	75	4.03%	2,019	97	4.80%

Total interest-bearing liabilities	75,249	1,108	1.47%	64,235	1,140	1.77%

Demand deposits	20,312			18,518
Accrued expenses and other liabilities	329			1,028

Total Liabilities	95,890			83,781
Shareholders’ equity	9,110			7,668

Total liabilities and shareholders’ equity	$105,000			$91,449

Net interest margin(3)		$5,463	5.45%		$4,447	5.15%

Net interest spread(4)			5.09%			4.70%

(1)	These ratios have been annualized.
(2)	Average loans are net of unearned loan fees and allowances for loan losses. Unearned loan fees were $439,000 and $427,000 at December 31, 2004 and December 31, 2003, respectively.
(3)	Net Interest margin is the net yield on total interest-earning assets.
(4)	Net interest spread is the absolute difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities.

Three Months Ended March 31, 2005 and 2004. Average interest-earning assets increased to $106,458,000 during the three months ended March 31, 2005, from $90,052,000 during the same period in 2004. The average yield on these assets increased to 6.80% from 6.66%. Average interest-bearing liabilities, consisting primarily of interest-bearing deposits, increased to $79,607,000 during the three months ended March 31, 2005, from $69,089,000 during the same period in 2004. The average rate paid on these funds increased to 1.81% for the three months ended March 31, 2005, from 1.39% for the same period in 2004. The increase in the yield on interest-earning assets resulted from the prime rate increases which caused most of Rancho Bernardo’s variable rate loans to exceed their predetermined floor rates. Concurrently, the increase in rates paid on deposits was also caused by the market following the prime rate increase. Average demand deposits increased 9.5% for the three months ended March 31, 2005 to $19,898,000 from $18,169,000 for the same period in 2004.

Net interest income for the three months ended March 31, 2005, was $1,428,000, which was an increase of $175,000, or 14.0%, over the same period in the prior year. Net interest margin decreased 20 basis points to 5.44% for the three months ended March 31, 2005, compared to 5.64% for the same period in 2004. The net interest margin drop was the result of the increased rates paid on deposits.

Years Ended December 31, 2004 and 2003. Average interest-earning assets increased to $100,185,000 during the year ended December 31, 2004, from $86,347,000 during the same period in 2003. The yield on these assets increased by 9 basis points to 6.56% from 6.47%. The prime rate increases during 2004 were not entirely felt as most of Rancho Bernardo’s variable rate loans were at floor rates of interest during 2003 and their rates began to reach these floors in late 2004. Average interest-bearing liabilities reached $75,249,000 during the year ended December 31, 2004; increasing from $64,235,000 at December 31, 2003. The rate paid on these funding sources decreased to 1.47% for the year ended December 31, 2004, from 1.77% for 2003. The decline in these rates was primarily caused by rate reductions in TCD and money market accounts during early 2004 before the prime rate began to increase. Average non interest-bearing demand deposit accounts increased 9.7% to $20,312,000 for the year ended December 31, 2004, from $18,518,000 for the year ended December 31, 2003.

Net interest income for the year ended December 31, 2004, was $ 5,463,000, an increase of $1,016,000, or 22.8%, over 2003. Net interest margin increased 30 basis points to 5.45% for the year ended December 31, 2004, compared to 5.15% for 2003. The increase was primarily caused by a higher yielding mix of assets during 2004, with reductions in average fed funds and increases in average loans, the highest yielding assets.

Net Interest Income and Net Yield. Net interest income is affected by changes in the level and the mix of interest-earning assets and interest-bearing liabilities. The changes between periods in these assets and liabilities are referred to as volume changes. The impact on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period rate.

Net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities. These are referred to as rate changes and the impact on net interest income from these changes is measured by multiplying the change in rate between the current and prior period by the average volume of the prior period. Changes due to rate and volume between the periods are allocated to the volume changes.

	For The Three Months Ended March 31, 2005 vs. 2004 (unaudited)			For the Years Ended December 31, 2004 vs 2003
	Increase (Decrease) Due to a Change In			Increase (Decrease) Due to a Change In
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Securities and time deposits at other banks	$52	$(43)	$9	$63	$(77)	$(14)
Other interest-earning assets	(19)	18	(1)	(79)	46	(32)
Loans	234	50	284	1,224	(195)	1,030

Total earning assets	268	25	292	1,210	(226)	984

Interest-bearing liabilities:
Interest-bearing deposits:
Transaction and Now	(0)	7	7	2	2	3
Saving and Money Market	(18)	22	3	86	(109)	(22)
Time deposits	82	30	113	104	(95)	9

Total interest-bearing deposits	64	59	123	193	(202)	(10)
Borrowings-FHLB	(10)	4	(6)	(8)	(14)	(22)

Total interest-bearing liabilities	54	64	117	185	(216)	(32)

Change in net interest income	$214	$(39)	$175	$1,025	$(9)	$1,016

Investments. In order to maintain a reserve of readily saleable assets to meet liquidity and loan requirements, Rancho Bernardo purchases United States Treasury and Agency securities and other investments. Sales of Federal Funds and short-term loans to other banks are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes. None of Rancho Bernardo’s securities are pledged to meet security requirements imposed as a condition to receipt of public fund deposits or for other purposes. Rancho Bernardo’s policy is to stagger the maturities of investments to meet overall liquidity requirements.

At March 31, 2005, March 31, 2004, December 31, 2004 and December 31, 2003, Rancho Bernardo’s investment portfolio consisted of U.S. Agency securities, mortgage-backed securities, municipal bonds, and corporate bonds. As of March 31, 2005 and December 31, 2004, Rancho Bernardo also owned $381,000 in Federal Home Loan Bank stock and $207,450 in Federal Reserve Bank stock. All of Rancho Bernardo’s securities are classified as available-for-sale. Available-for-sale securities are bonds, notes, debentures, and certain equity securities that are not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of capital until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

The following tables summarize the amounts and the distributions of Rancho Bernardo’s investment securities as of the dates indicated:

	March 31, (unaudited)		December 31,
	2005	2004	2004	2003
	(dollars in thousands)
Book Value:
Obligations of US Gov’t Agencies	$14,835	$11,601	$14,599	$16,006
Municipal Bonds	2,603	1,462	2,367	1,965
Mortgage Backed Securities	1,016	1,262	1,078	1,419
Corporate Bonds	856	558	856	558

Total	$19,310	$14,883	$18,900	$19,948

Fair Market Value:
Obligations of US Gov’t Agencies	$14,600	$11,739	$14,556	$16,081
Municipal Bonds	2,573	1,501	2,357	1,992
Mortgage Backed Securities	999	1,286	1,070	1,437
Corporate Bonds	850	589	864	581

Total	$19,022	$15,115	$18,847	$20,091

The following maturity table summarizes Rancho Bernardo’s U. S. Government Agency securities, principal securities and corporate bonds showing book value (stated at cost, adjusted for amortization of premiums and accretion of discounts), market value and their weighted average yield at March 31, 2005. Federal Home Loan Bank stock and Federal Reserve Bank stock have no stated maturity.

	One Year or Less		One Year Through Five Years		Five Years Through Ten Years		Total
Description of Securities	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government Agency	$845	2.63%	$12,977	3.13%	778	3.29%	$14,600	2.99%
Mortgage Backed	12	5.56%	987	3.80%	—	—	999	3.76%
Municipal	441	3.89%	2,132	3.33%	—	—	2,573	3.44%
Corporate Bonds	—	—	554	4.57%	296	4.00%	850	4.10%

	1,298		$16,650		1,074		$19,022	3.29%

Loans. The following table sets forth the components of total net loans outstanding in each category at the dates indicated:

	March 31, (unaudited)				December 31,
	2005		2004		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Commercial loans	$14,179	15.66%	$17,890	23.49%	$11,910	14.55%	$18,680	27.42%
Real estate:
Construction & Development	44,598	49.26%	34,588	45.42%	39,822	48.64%	29,259	42.95%
Other R/E Loans	30,172	33.32%	22,099	29.02%	28,971	35.39%	18,539	27.21%
Consumer:
Total gross loans outstanding	90,542	100.00%	76,156	100.00%	81,872	100.00%	68,123	100.00%

Deferred loan fees and unamortized gains	(492)		(426)		(439)		(427)
Allowance for loan losses	(1,115)		(1,234)		(1,263)		(1,215)

Net loans	$88,935		$74,496		$80,170		$66,481

Rancho Bernardo provides a variety of credit products to meet the needs of borrowers in its service area. Rancho Bernardo offers both secured and unsecured loans for working capital, equipment acquisition, expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. Rancho Bernardo maintains a portfolio of interim construction loans. Other real estate loans primarily consist of commercial loans secured by real estate collateral and “mini-perm” real estate financing. “Mini-perm” real estate loans are amortizing loans with maturity terms (usually three to five years) shorter than the amortizing period with a balance due at maturity. Commercial loans are made available to business and professional customers. Consumer loans are offered for a variety of personal, family household needs, including automobiles, home equity loans and unsecured revolving lines of credit.

Rancho Bernardo’s loan portfolio has consistently increased since commencing operations in June 1997. Loan growth is the result of increased lending in Rancho Bernardo’s market area. In addition, increasing lending limits that result from the growth of Rancho Bernardo’s capital allows Rancho Bernardo to make larger loans. The size of a loan that a bank can make is limited by regulation to a percentage of the institution’s regulatory capital.

Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Such loans include loans with maturities ranging from ten days to one year and term loans, which are loans with maturities normally ranging from one to five years. A portion of commercial loans are asset-based loans, which are loans secured by current assets, such as receivables or inventory, or fixed assets, such as equipment. These loans are used for working capital, equipment purchases, seasonal cash shortages, and a variety of other purposes, and are structured on either a revolving or term basis.

Commercial loans secured by real estate are generally greater in amount, more difficult to evaluate and monitor and are often dependent on the successful operation and management of the properties. Repayment of such loans may be affected by adverse conditions in the real estate market or the economy. Poor location, special use characteristics and overall attractiveness of the properties may impair the value of properties in the event of foreclosure.

Commercial business loans may be unsecured or secured by special purpose or rapidly depreciating assets, such as equipment, inventory, receivables, junior liens on property or personal guarantees which may not provide an adequate source of repayment in the event of default. These loans may also have partial guarantees from the Small Business Administration. Commercial business loans are generally more dependent on the borrower’s continuing financial strength and management ability. The borrower’s cash flow and ability to service the debt from earnings is the primary source of repayment rather than the liquidation of any pledged collateral. Commercial business loans are generally for shorter terms and are often subject to annual review and generally require more administrative and management attention.

Rancho Bernardo makes SBA guaranteed loans. Although the guaranteed portion of the SBA loans may be sold in the secondary market, to date Rancho Bernardo has both sold and retained the guaranteed portion of SBA loans in its portfolio. Rancho Bernardo’s SBA loans are categorized as commercial or real estate—other depending on the underlying collateral.

Rancho Bernardo maintains a portfolio of real estate construction loans, consisting of single-family homes and commercial construction loans. At March 31, 2005 and December 31, 2004, real estate construction loans comprised approximately 49.26% and 48.64%, respectively, of the loan portfolio. Real estate construction loans are primarily interim loans made to finance the construction of single family residential property. A small portion of the construction loans are for commercial property intended to be used by the borrower. These loans are typically short term. Construction lending is generally considered to involve a higher degree of risk than permanent mortgage lending because of the inherent difficulty in estimating both a property’s value at completion of the project and the final actual cost of the project. If the estimate of construction cost proves to be inaccurate, Rancho Bernardo may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, Rancho Bernardo may be confronted with a project the value of which is insufficient to assure full repayment. Disagreements between borrowers and builders and the failure of builders to pay subcontractors may also jeopardize projects. Loans to builders to construct projects for which no purchaser has been identified carry additional risk because the payoff for the loan may be dependent on the contractor’s ability to sell the property prior to the due date of the loan. Rancho Bernardo addresses these risks by adhering to strict underwriting policies, disbursement procedures and monitoring practices.

Rancho Bernardo’s real estate 1st trust deed loans for 1-4 residential properties consist primarily of loans made based on the borrower’s cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. At March 31, 2005 and December 31, 2004, 1st trust deed secured loans comprised approximately 1.92% and 1.64%, respectively, of Rancho Bernardo’s loan portfolio.

Other real estate mortgage loans consist of loans made based primarily on the borrower’s cash flow and which are secured by junior liens as secondary sources of repayments. Maturities on these loans are generally restricted to ten years (on an amortization ranging from ten to twenty-five years with a balloon payment due at maturity). Any loans extended for greater than five years have re-pricing provisions that adjust the interest rate to market rates at times prior to maturity.

Consumer loans, as well as home equity lines of credit, are made for the purpose of financing automobiles, various types of consumer goods and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Consumer loans are often unsecured or secured by rapidly depreciating assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Also, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Rancho Bernardo does not have any concentrations in its loan portfolio by industry or group of industries, except for the level of loans that are secured by real estate as presented in the table above. Rancho Bernardo has not made loans to any foreign entities. In addition, Rancho Bernardo has not made any loans to finance leveraged buyouts or for highly leveraged transactions.

Loan Origination and Underwriting. Rancho Bernardo’s primary lending emphasis is in construction, commercial real estate and business loans, including SBA loans. Major credit risk factors for all categories of loans include: changes in national and local economic conditions; the experience, ability and depth of Rancho Bernardo’s lending staff; changes in the quality of Rancho Bernardo’s internal and external loan review systems; and the impact of certain external factors such as competition, legal and regulatory changes. For construction and other real estate related loans, additional major risk factors include: changes in the valuation of real property; increases in commercial, industrial and retail vacancy rates; market absorption levels; excess market supply; and rising interest rates. To address these credit risks, all loan requests require preparation of a credit commitment report that details the purpose of the loan, terms, repayment source, collateral, credit rating of the borrower and a general description of the borrower’s background and/or business. The loan request is then subjected to various levels of review to assure that larger loans are reviewed by more experienced lenders and/or Rancho Bernardo’s loan committee. Rancho Bernardo’s loan policy establishes criteria for various types of loans, such as loan to collateral value ratios or loan to debt ratios. Further, Rancho Bernardo utilizes outside loan reviewers to review and assess the loans made on an ongoing basis.

Loan officers are required to have any loan regardless of size approved by another loan officer. The highest loan limit of the dual approval governs this process. Individual lending limits are $150,000 unsecured and $300,000 secured for the Chief Credit Officer and a $200,000 unsecured and $400,000 secured for the Chief Executive Officer. All requests exceeding this level are referred to an Officers’ Loan Committee which has authority to approve up to $600,000 unsecured loans and $1,000,000 secured loans. Loans above this level are referred to the Board of Directors’ Loan Committee for approval. Additionally, all new loans, regardless of amount, are reviewed by the Loan Committee monthly and all new loans are reported to the Board monthly. All processing, boarding and servicing of loans are performed by Loan Administration regardless of loan amount.

Construction loans for small tract projects or non-residential properties generally require a minimum of 80% equity contribution by the borrower and a maximum advance of 70% of current appraisal. Loan terms can range from 12 to 18 months depending on the nature of the project. Rancho Bernardo requires a first lien position on the property to be constructed. Land draws are generally limited to 50% of cost. Pricing is generally in the range of Wall Street Journal Prime plus 1.5% to 2.5%, loan fees of .5% to 1%, and a documentation fee of $250 to $500.

Commercial real estate loans are generally underwritten at a maximum loan to appraised value of 75%; however, Rancho Bernardo will often advance up to 90% of the value when using the SBA 504 or 7a loan guarantee programs as part of the financing structure for owner-users. Income property loans generally require a debt service coverage ratio of 1.25:1 to 1.30:1 depending on the type of property. Loan terms can range from 20 to 25 years with pricing adjustments at 1 or 2 year intervals. Rancho Bernardo requires a first lien position on the subject property. Pricing is generally in the range of Wall Street Journal Prime plus 1% with a negotiated floor rate, loan fees of .5% to 1%, and a documentation fee of $250 to $500. Rancho Bernardo also offers short-term fixed rate loans when necessary.

Commercial business loans and SBA 7a loans are offered to existing and start-up businesses for various purposes. Such loans are generally collateralized with assets of the business and junior liens on personal residences. Commercial business loans are underwritten on the basis of the borrower’s cash flow and ability to service the debt from earnings rather than on the basis of the underlying collateral value. Rancho Bernardo seeks to structure these loans so that they have more than one source of repayment. The borrower is required to provide sufficient information to allow Rancho Bernardo to make an adequate credit evaluation. In most instances, this information consists of financial statements, tax returns, projected cash flows, current financial information on any guarantor and information about any collateral. Loans to closely held business borrowers typically require personal guarantees by the principals. Lines of credit and asset-based loans are written for 12 months. SBA loans can have terms of up to 20 years. Pricing is generally in the range of Wall Street Journal Prime plus 2% to 2.75% with a negotiated floor rate, loan fees of .5% to 1% and a documentation fee of $250 to $500. Loan fees for non-SBA loans can range from .5% to 1%.

Current appraisals, insurance and perfected liens are generally required for any collateral taken on loans.

Loan Maturities. The following table sets forth the maturity distribution of Rancho Bernardo’s loans outstanding at December 31, 2004. At that date, Rancho Bernardo had $123,000 in loans with maturity greater than fifteen years. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the Wall Street Journal prime rate. As of December 31, 2004, approximately 95% of Rancho Bernardo’s loan portfolio was comprised of floating interest rate loans.

	Maturing			Total Loans
	Within One Year	One to Five Years	After Five Years
	(dollars in thousands)
Loan portfolio composition:
Commercial loans	$9,986	$918	$1,006	$11,910
Real estate
Construction & Development	36,568	3,219	35	39,822
Other R/E Loans	8,237	12,017	8,717	28,971
Consumer:	937	34	198	1,169

Total gross loans held for investment and held for sale	$55,728	$16,188	$9,956	$81,872

Loans with predetermined interest rates	$1,173	$1,469	$2,376	$5,018
Loans with floating or adjustable interest rates	54,555	14,719	7,580	76,854

Total	$55,728	$16,188	$9,956	$81,872

Loan Commitments. In the normal course of business, Rancho Bernardo maintains outstanding loan commitments to extend credit. Rancho Bernardo uses the same credit policies in making loan commitments as in extending loans to customers. Rancho Bernardo evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the customer. The types of collateral held vary, but may include accounts receivable, inventory, property, equipment and residential and income producing commercial properties. Rancho Bernardo had unfunded loan commitments, including standby letters of credit, totaling $46.3 million and $39.6 million at March 31, 2005 and December 31, 2004, respectively, primarily consisting of commercial, construction and equity lines of credit. Based upon prior experience, the outstanding loan commitments and standby letters of credit are expected to grow throughout the year as loan demand continues to increase, subject to, economic conditions.

Adverse economic conditions, a decline in real estate values, or a significant increase in interest rates could negatively affect the construction loan business and require an increase in the provision for loan losses, which in turn, could adversely affect future prospects, results of operations, and profitability.

Non-Performing Assets. It is Rancho Bernardo’s policy to place loans on non-accrual status when principal or interest payments are past due 90 days or more. Certain loans will be placed on nonaccrual earlier if there is a reasonable doubt as to the collectibility of principal and interest. Loans which are in the process of renewal in the normal course of business or are well secured and in the process of collection will continue to accrue interest if Rancho Bernardo considers the risk of loss to be minimal.

The non-accrual loans, loans past due 90 days or more, restructured loans, or impaired loans or loans that have or had a higher than normal risk of loss at March 31, 2005 or December 31, 2004 balances were $552,000 and $212,000, respectively. As of March 31, 2005, Rancho Bernardo has identified $2,626,000 in loans on its internal watch list for special attention by the management and board of directors, of which $525,000 is guaranteed by government and other agencies. These loans reflect weakened financial conditions or evidence other factors warranting closer monitoring but are performing in accordance with their terms.

Allowance and Provision for Loan Losses. Rancho Bernardo maintains an allowance for loan and lease losses to provide for probable losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for loan and lease losses. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Rancho Bernardo has instituted loan policies, designed primarily for internal use, to adequately evaluate and assess the analysis of risk factors associated with the loan portfolio and to enable Rancho Bernardo to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. Rancho Bernardo conducts a critical evaluation of the loan portfolio quarterly. This evaluation includes an assessment of the following factors: the results of its internal loan review, any external loan review and any regulatory examination, loan loss experience, estimated potential loss exposure on each credit, concentrations of credit, value of collateral, any known impairment in the borrower’s ability to repay and present economic conditions. Rancho Bernardo uses its historical trend of losses plus, it relies on industry standards to compare allowance adequacy. Each quarter, Rancho Bernardo also reviews the allowance and makes additional transfers to the allowance as needed. For the three months ended March 31, 2005 and 2004, the provision for loan losses was $99,000 and $15,000, respectively. For the year ended December 31, 2004, the provision for loan losses was $73,000 as compared to $128,000 for the year ended December 31, 2003.

At March 31, 2005, the allowance was 1.23% of the gross loans then outstanding. At December 31, 2004, the allowance for loan losses was 1.54% of net loans outstanding. Although Rancho Bernardo deemed these levels adequate, no assurance can be given that further economic difficulties or other circumstances which would adversely affect its borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in the loan portfolio, which losses could possibly exceed the amount then reserved for loan losses.

The following table summarizes Rancho Bernardo’s loan loss experience, transactions in the allowance for loan and lease losses and certain pertinent ratios for the periods indicated:

	March 31, (unaudited)		December 31,
	2005	2004	2004	2003
	(dollars in thousands)
Outstanding gross loans:
End of the period	$90,542	$76,156	$81,172	$68,123
Average for the period	85,804	72,938	80,688	64,277
Allowance for loan losses:
Balance at beginning of period	1,263	1,215	1,215	1,146
Loans charged off:
Commercial Loans	(248)	0	(32)	(123)
Lease Financing	0	0	(11)	(8)
Other	0	0	(2)	(1)
Recoveries:
Commercial Loans	0	4	4	39
Lease Financing	0	0	16	33
Other	0	0	0	1
Provisions charged to opening expense	99	15	73	128

Balance at end of period	$1,114	$1,234	$1,263	$1,215

Ratios:
Net charge-offs (recoveries) to average loans	0.29%	0.00%	0.03%	0.09%
Allowance to gross loans at period end	1.23%	1.62%	1.54%	1.78%

The table below sets forth the allocation of the allowance for loan and lease losses by loan type as of the dates specified. The allocation of individual categories of loans includes amounts applicable to specifically identified as well as unidentified losses inherent in that segment of the loan portfolio and will necessarily change whenever management determines that the risk characteristics of the loan portfolio have changed. Management believes that any breakdown or allocation of the allowance for loan and lease losses into loan categories lends an appearance of exactness which does not exist, in that the allowance is utilized as a single unallocated allowance available for all loans and undisbursed commitments. The allocation below should not be interpreted as an indication of the specific amounts of or loan categories in which future charge-offs may occur:

	At March 31, 2005 (unaudited)		At December 31,
			2004		2003
	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
Loan Portfolio Composition:
Commercial Loans	$388	16%	$399	15%	$866	27%
Real Estate:
Construction & Development	286	49%	262	49%	194	43%
Other Real Estate Loans	113	33%	111	35%	92	28%
Consumer:	107	2%	117	1%	13	2%
Unallocated	220	N/A	374	N/A	50	N/A

Totals	$1,114	100%	$1,263	100%	$1,215	100%

Non-Interest Income. Non-interest income decreased $75,000 to $50,000 for the three months ended March 31, 2005, as compared to the three months ended March 31, 2004. The decrease was primarily the result of the 2004 non-recurring gain on sale of real estate property taken in foreclosure.

Non-interest income decreased $237,000 to $467,000 for the year ended December 31, 2004, as compared to the year ended December 31, 2003. The decrease was experienced due to the non-recurring recognition of a legal fee reserve in 2003.

Non-Interest Expense. Non-interest expenses consist of salaries and related benefits, occupancy and equipment expense and other expenses. The tables below set forth the components of non-interest expenses as of the periods indicated:

	Three Months Ended March 31, (unaudited)		Percentage Change
	2005	2004
	(dollars in thousands)
Salaries and benefits	$555	$488	13.7%
Occupancy expense	56	59	(5.1)%
Furniture & equipment	35	29	20.0%
Data processing	72	65	10.8%
Advertising	12	2	6%
Professional fees	22	(16)	237.5%
Office supplies	25	10	150.0%
Other expenses	96	98	(2.0)%

Total	$876	$735	19.2%

	Year Ended December 31,		Percentage Change
	2004	2003
	(dollars in thousands)
Salaries and benefits	$1,971	$1,850	6.5%
Occupancy expense	186	233	(20.2)%
Furniture & equipment	225	226	(0.4)%
Data processing	264	296	(10.8)%
Advertising	39	38	2.6%
Professional fees	202	379	(46.7)%
Office supplies	97	131	(26.0)%
Other expenses	277	181	35.0%

Total	$3,261	$3,334	(2.2)%

Rancho Bernardo’s non-interest expenses increased by $141,000, or 19.2%, for the three months ended March 31, 2005, compared to the three months ended March 31, 2004. The largest increase was salaries and benefits, which was $67,000, followed by professional fee expense. The professional fee expense in the first quarter of 2004 was lower because of a one time legal expense payment from Rancho Bernardo’s insurance carrier.

Rancho Bernardo’s non-interest expenses decreased by $73,000, or 2.2%, for the year ended December 31, 2004, compared to the year ended December 31, 2003. The decrease was caused by the recovery from Rancho Bernardo’s landlord of real estate taxes expensed in prior years and the reduction in legal expenses from prior years.

Income Taxes. Rancho Bernardo recognizes income taxes on a current basis.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and due from correspondent banks and federal funds sold. Rancho Bernardo maintains balances at correspondent banks adequate to cover daily clearings and other charges. Funds in excess of these needs are invested in overnight federal funds at correspondent banks. Cash and cash equivalents were $3,319,000 at March 31, 2005 and $9,202,000 at March 31, 2004. Cash and cash equivalents were $6,473,000 at December 31, 2004 and $6,304,000 at December 31, 2003.

Deposits. Deposits represent Rancho Bernardo’s primary source of funds to support various lending and investment activities. Substantially all deposits are from individuals and businesses within its service area. Rancho Bernardo has utilized brokered deposits from time to time. At March 31, 2005, they totaled $6,208,000 and on December 31, 2004, they totaled $3,144,000. Rancho Bernardo has no known foreign deposits.

The following tables set forth the average balance and the average rate paid on each deposit category for the periods indicated:

	For the Quarter Ended March 31,
	2005			2004
	Average Balance	Percent of Total Average Deposits	Average Yield	Average Balance	Percent of Total Average Deposits	Average Yield
	(dollars in thousands)
NOW Accounts	$8,582	8.79%	0.53%	$9,172	10.90%	0.18%
Savings and Money Market Accounts	29,803	30.53%	1.51%	35,476	42.16%	1.22%
Non-interest-bearing accounts	19,898	20.38%	0.00%	18,169	21.59%	0.00%
Time deposits less than $100000	19,885	20.37%	2.42%	16,033	19.05%	1.86%
Time deposits of $100,000 or more	19,442	19.92%	1.99%	5,300	6.30%	2.06%

Total average deposits	$97,611	100.00%	1.40%	$84,150	100.00%	1.02%

	For the Year Ended December 31,
	2004			2003
	Average Balance	Percent of Total Average Deposits	Average Yield	Average Balance	Percent of Total Average Deposits	Average Yield
	(dollars in thousands)
NOW Accounts	$8,592	9.17%	0.19%	$7,563	9.37%	0.17%
Savings and Money Market Accounts	35,008	37.36%	1.24%	29,465	36.50%	1.55%
Non-interest-bearing accounts	20,312	21.68%	0.00%	18,518	22.94%	0.00%
Time deposits less than $100000	17,243	18.40%	1.97%	18,895	23.40%	2.27%
Time deposits of $100,000 or more	12,546	13.39%	1.93%	6,293	7.79%	2.28%

Total average deposits	$93,701	100.00%	1.10%	$80,734	100.00%	1.29%

The following table sets forth the maturity of time certificates of deposit of $100,000 or more at March 31, 2005:

March 31, 2005 (unaudited)
(dollars in thousands)
Three months or less	$13,271
Over three months through 12 months	15,349
Over one year through three years	906
Over three years	0

Total	$29,526

Borrowings. Federal Home Loan Advances at December 31, 2004 totaled $1,090,000. Average borrowing for the period was $1,860,000 with a weighted average rate of 4.03%. Federal Home Loan Advances at March 31, 2005 totaled $1,897,000, the highest during the period, at a variable advance rate ranging at rates from 2.75% to 2.42%. Average borrowing for the period was $1,895,000 with a weighted average rate of 4.28%. All advances are open-end overnight borrowings to supplement liquidity and fixed maturity advances of $1,090,000 matched to loans in the bank’s loan portfolio.

Capital Resources. Under regulatory capital adequacy guidelines, capital adequacy is measured as a percentage of risk-adjusted assets in which risk percentages are applied to assets on as well as off-balance sheet, such as unused loan commitments and standby letters of credit. The guidelines require that a portion of total capital be core, or Tier 1, capital consisting of common shareholders’ equity and perpetual preferred stock, less goodwill and certain other deductions. Tier 2 capital consists of other elements, primarily non-perpetual preferred stock, subordinated debt and mandatory convertible debt, plus the allowance for loan losses, subject to certain limitations. The guidelines also evaluate the leverage ratio, which is Tier I capital divided by average assets.

The following tables provide information regarding Rancho Bernardo’s regulatory capital ratios at December 31, 2004 and December 31, 2003. The changes in ratios reflects Rancho Bernardo’s growth and earnings. At December 31, 2004 and December 31, 2003, Rancho Bernardo met or exceeded regulatory capital requirements to be considered “well capitalized,” as defined in the regulations issued by the FDIC, and it is Rancho Bernardo’s intention to remain “well capitalized” in the future.

	Actual		For Capital Adequacy		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
As of December 31, 2004:
Total capital (to risk weighted assets)	$10,819	12.5%	$6,919	8.0%	$8,649	10.0%
Tier 1 capital (to risk weighted assets)	9,734	11.3%	3,459	4.0%	5,189	6.0%
Tier 1 capital (to average assets)	9,734	8.8%	4,444	4.0%	5,555	5.0%
As of December 31, 2003:
Total capital (to risk weighted assets)	$9,097	12.0%	$6,065	8.0%	$7,581	10.0%
Tier 1 capital (to risk weighted assets)	8,815	10.7%	3,033	4.0%	4,549	6.0%
Tier 1 capital (to average assets)	8,145	8.4%	3,870	4.0%	4,838	5.0%

Liquidity and Liquidity Management. Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations in accordance with their terms and to meet customer requests for loans. The acquisition of deposits has been Rancho Bernardo’s primary source of funds used to invest in earning assets. Other sources of funds have been the cash provided from operations, the proceeds of common stock sales and from borrowings. Rancho Bernardo expects that deposits will continue to be the primary source of funds in future periods. Rancho Bernardo emphasizes seeking core deposits from business and retail customers in its market area. If necessary, Rancho Bernardo can also pursue higher cost time deposits.

Liquidity management for banks requires that funds always be available to pay deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. One method banks utilize for acquiring additional liabilities is through the acceptance of “brokered deposits” (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over local market rates), typically attracting large certificates of deposit at high interest rates. On occasion, Rancho Bernardo utilizes brokered deposits to facilitate liquidity needs. At March 31, 2005, December 31, 2004 and December 31, 2003, Rancho Bernardo had “brokered deposits” of $6,604,000, $3,144,000 and $0, respectively.

To meet liquidity needs, Rancho Bernardo maintains a portion of its funds in cash deposits in other banks, Federal Funds sold, and investment securities. As of December 31, 2004 and March 31, 2005, the liquidity ratio was 24.74% and 22.2%, respectively (defined as liquid assets as a percentage of deposits). Liquid assets were composed of Federal Funds sold, available-for-sale investment securities less securities that are pledged to secure treasury, tax and loan deposits and other purposes as required by law, interest-bearing deposits in other financial institutions and cash and due from banks. Rancho Bernardo’s liquidity ratios at both December 31, 2004 and March 31, 2005 were above its policy target of 15%. Rancho Bernardo monitors its liquidity ratios daily and since March 31, 2005, liquidity ratios have met policy guidelines on average. Rancho Bernardo attempts to maximize its loan to deposit ratios and minimize its liquidity rations, consistent with its liquidity needs and policy, to maximize net interest margins.

Rancho Bernardo maintains a $1.0 million line of credit with a correspondent bank and a credit line of $3.0 with Pacific Coast Bankers’ Bank for the purchase of overnight Federal funds. Rancho Bernardo also has a credit line with the Federal Home Loan Bank of San Francisco which would allow it to borrow up to $14.7 million based on pledged collateral and assets. As of March 31, 2005, loans and securities pledged as collateral for this facility would have allowed Rancho Bernardo to borrow up to approximately $18.7 million. These facilities have been used regularly to provide funding for loans at less cost than brokered deposits. (See “Borrowings” above.)

Quantitative And Qualitative Disclosures About Market Risk. The following discussion regarding Rancho Bernardo’s market risks should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein.

Rancho Bernardo’s market risk arises primarily from credit risk and interest rate risk inherent in its lending and deposit taking activities and the risk of inflation. Risk management is an important part of Rancho Bernardo’s operations and a key element of overall financial results. The FDIC, in recent years, has emphasized appropriate risk management, prompting banks to have adequate systems to identify, monitor and manage risks. Rancho Bernardo’s board of directors and committees meet on a regular basis to oversee its operations. Rancho Bernardo monitors its business activities and applies various strategies to manage the risks to which it is exposed. Rancho Bernardo has adopted various policies and has empowered the committees of its board of directors with oversight responsibility concerning different aspects of operations. Rancho Bernardo’s Audit Committee is responsible for overseeing internal auditing functions and for interfacing with independent outside auditors. Rancho Bernardo’s Loan Committee establishes the Loan Policy, reviews loans made by management and approves loans in excess of management’s lending authority. Rancho Bernardo’s Loan Committee also reviews “watch list” loans and the adequacy of allowance for loan losses. Rancho Bernardo’s Asset/Liability Risk Committee establishes the Investment Policy and Asset/Liability Policy, reviews investments made by management, and monitors the investment portfolio, interest rate risk and liquidity planning.

Credit Risk. Credit risk generally arises as a result of Rancho Bernardo’s lending activities and may be present with its investment activities. To manage the credit risk inherent in Rancho Bernardo’s lending activities, Rancho Bernardo relies on adherence to underwriting standards and loan policies as well as allowance for loan losses. Rancho Bernardo employs frequent monitoring procedures and take prompt corrective action when necessary. Additionally, Rancho Bernardo’s loans are examined regularly by its regulatory agencies.

Interest Rate Risk. Interest rate risk is the exposure of a bank’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. three-month Treasury bill versus three-month LIBOR) and from interest-rate-related options embedded in bank products (e.g. loan prepayments, floors and caps, callable investment securities, early withdrawal of time deposits, etc).

The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. Rancho Bernardo recognizes and accepts that interest rate risks are a routine part of bank operations and will from time to time impact its profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

The continued planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of interest-earning assets and interest-bearing liabilities do not match in a changing interest rate environment (an interest rate sensitivity “gap”), net yields may be affected. Thus, if rate sensitive assets exceed rate sensitive liabilities for a given period, the interest rate would be “positively gapped” and Rancho Bernardo would benefit from an increase in interest rates. Conversely, if rate sensitive liabilities exceed rate sensitive assets for a given period, the interest rate would be “negatively gapped” and Rancho Bernardo would not benefit from an increase in interest rates. Even with perfectly matched repricing of interest-earning assets and interest-bearing liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In Rancho Bernardo’s overall attempt to match interest-earning assets and interest-bearing liabilities, Rancho Bernardo takes into account rates and maturities to be offered in connection with its certificates of deposit and variable rate loans.

Rancho Bernardo has generally been able to control its exposure to changing interest rates by maintaining a large percentage of floating interest rate loans and a majority of its time certificates in relatively short maturities.

The following table sets forth the distribution of repricing opportunities of Rancho Bernardo’s interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, which is interest rate sensitive assets less interest rate sensitive liabilities cumulative period to period, and the cumulative gap as a percentage of total assets and total interest-earning assets as of March 31, 2005. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on Rancho Bernardo’s net interest margins.

	0-3 months	Greater than 3 months to 6 months	Greater than 6 months to 12 months	Greater than 12 months to 5 years	Thereafter	Total Balance
	(dollars in thousands)
Interest sensitive assets:
Loans receivable:
Adjustable rate loans, gross	$83,094	$189	$2,770	$915	$—	$86,968
Fixed rate loans, gross(1), (2)	168	295	482	1,548	1,026	3,519
Investments:
Investment securities available-for-sale/fixed rate	1,300	392	502	14,931	896	18,021
Investment securities available-for-sale/variable	1,394	—	—	—	—	1,394
Federal funds sold	420	—	—	—	—	420
Other investments	—	—	—	—	—	—

Total interest sensitive assets	86,376	876	3,754	17,394	1,922	110,322

Interest sensitive liabilities:
Deposits:
Non-interest bearing	—	—	—	—	20,044	20,044
Interest bearing	55,696	13,234	10,484	2,480	—	81,894
Other Borrowings(3)	870	—	90	1,000	—	1,960

Total interest sensitive liabilities	$56,566	$13,234	$10,574	$3,480	$20,044	$103,898

GAP Analysis
Interest rate sensitivity gap	$29,810	$(12,358)	$(6,820)	$13,914	$(18,122)	$6,424
GAP as percentage of total interest sensitive assets	27.02%	(11.20)%	(6.18)%	12.61%	(16.43)%	5.82%
Cumulative interest rate sensitivity gap	$29,810	$17,452	$10,632	$24,546	$6,424	$6,424
Cumulative gap as percentage of total interest sensitive assets	27.02%	15.82%	9.64%	22.25%	5.82%	5.82%

(1)	Fixed rate loans and time deposits are assumed to mature on their contractual maturity date. The actual maturities of these instruments could vary if prepayments occur.
(2)	Non-accrual loans are included as fixed rate loans with a maturity of one year or less for purposes of this table.
(3)	Other Borrowings are FHLB overnight and fixed term advances.

NOTE: All amounts are reported at their contractual maturity or repricing periods. This analysis makes certain assumptions as to interest rate sensitivity of savings and NOW accounts which have no stated maturity. Money market accounts are repriced at the discretion of management and generally are more rate sensitive. Rancho Bernardo’s policy is to limit maturities on certificate of deposits to one year, in most cases, so virtually all reprice within that time frame. Rancho Bernardo has exhibited the ability to renew or replace these certificates as they mature; however, Rancho Bernardo bears the risk that their renewal will be at higher rates of interest.

On March 31, 2005, Rancho Bernardo had $86,376,000 in assets and $56,566,000 in liabilities repricing within three months and $91,006,000 in assets and $80,374,000 in liabilities repricing within one year. This means that Rancho Bernardo had a positive gap of 27.02% within three months and a positive one year cumulative gap of 9.64%. Rancho Bernardo’s cumulative interest gap remains positive over longer maturities. Over the one year time frame interest income may be affected to a greater extent than interest expense if rates were to increase at the same time and level for both assets and liabilities as the model forecasts. It is more typical for loans to be repriced immediately as the prime rate changes and deposits to lag at a percentage of that rate change. However, Rancho Bernardo’s loan portfolio has many loans with interest rate floors such that in a declining rate environment Rancho Bernardo’s interest income would not decline as much as interest expense. In an increasing rate environment those same loans would increase with increasing rates, increasing interest income, since current rates are at or are approximately at the current rate floors. If rates were to fall during this one year period, interest income would decline by a greater amount than interest expense and net income would decrease. Conversely, if rates were to rise the opposite would apply.

Rancho Bernardo’s policy quantifies acceptable gap ratios. These targets are monitored quarterly and reviewed annually by the board of directors to determine acceptable gap risks. Rancho Bernardo monitors and evaluates its gap position, but do not anticipate substantial changes in those gap ratios.

Rancho Bernardo does not engage in any hedging activities and does not have any derivative securities in its portfolio. Rancho Bernardo utilizes the results of a dynamic simulation model to quantify the estimated exposure of net interest income to sustained interest rate changes. The simulation model, from a third-party provider, estimates the impact of changing interest rates on the interest income from all interest-earning assets and the interest expense paid on all interest-bearing liabilities reflected on Rancho Bernardo’s balance sheet. A parallel and pro rata shift in rates over a 12-month period is assumed. This model is reviewed annually and updated on a regular basis to maintain the accuracy of data and forecasts. The following reflects Rancho Bernardo’s net interest income sensitivity analysis as of March 31, 2005, based on the simulation. This table shows the impact of hypothetical interest rate changes on net interest income and net interest margins of the following twelve months shock income risk simulation.

Changes in Rates	Projected Net Interest Income	Change from Base Case	% Change from Base Case(1)
+ 300 bp	$6,085	$806	15.27%
+ 200 bp	$5,642	$363	6.88%
+ 100 bp	$5,311	$32	0.61%
0 bp	$5,279
- 100 bp	$5,350	$71	1.34%
- 200 bp	$5,612	$333	6.31%
- 300 bp	$5,614	$335	6.35%

Inflation. The impact of inflation on a financial institution can differ significantly from that exerted on other companies. Banks, as financial intermediaries, have many assets and liabilities which may move in concert with inflation both as to interest rates and value. However, financial institutions are also affected by inflation’s impact on non-interest expenses, such as salaries and occupancy expenses.

From January 2001 to mid 2003, the FRB has decreased interest rates numerous times, reducing the overnight “Federal Funds” rate from 6.50% to as low as 1.00%, the lowest level in over four decades. Since June 2004, the FRB has reversed direction and increased rates eight times to 3.00%. The nature and timing of any

(1)	Rancho Bernardo’s loan portfolio currently has many loans with floor rates of interest. Because of these floor rates on loans, in a declining interest environment, interest revenues will not drop as much as interest expense and net interest income will increase.

future changes in such policies and their impact on us cannot be predicted; however, because of Rancho Bernardo’s ratio of rate sensitive assets to rate sensitive liabilities, we tend to benefit slightly in the short term from an increasing interest rate market and, conversely, suffer in a decreasing interest rate market. As such, the management of the money supply by the FRB to control the rate of inflation has an impact on Rancho Bernardo earnings. The changes in interest rates may also have a corresponding impact on the ability of borrowers to repay Rancho Bernardo loans.

WHERE YOU CAN FIND MORE INFORMATION

Community files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Community files at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at (800) SEC-0330 for further information on the public reference rooms. The Commission also maintains an Internet World Wide Web site at “http://www.sec.gov” at which reports, proxy and information statements and other information regarding Community are available.

Community has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Community common stock to be issued in connection with the merger. This proxy statement—prospectus also constitutes the prospectus of Community filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the Securities and Exchange Commission at the address set forth above.

The Securities and Exchange Commission allows Community to “incorporate by reference” information into this proxy statement—prospectus, which means that Community can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this proxy statement—prospectus, except for any information superseded by information contained directly in this proxy statement—prospectus. This proxy statement—prospectus incorporates by reference the documents set forth below that Community has previously filed with the Commission. These documents contain important information about Community and its financial condition.

Community Commission Filings (File No. 000-26505)	Period
Annual Report on Form 10-K	Year ended December 31, 2004
Quarterly Report on Form 10-Q as amended	Quarter ended March 31, 2005
Proxy Statement for Annual Meeting of Shareholders	Dated: April 13, 2003
Current Reports on Form 8-K	Dated: January 12, January 28, February 1, February 16, March 7, April 22, April 25, May 31, June 24 and June 29, 2005.

Community incorporates by reference any additional documents that it may file with the Commission between the date of this proxy statement—prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

This proxy statement—prospectus incorporates by reference documents relating to Community which are not presented in this proxy statement—prospectus or delivered herewith. Those documents are available from Community without charge, excluding all exhibits unless specifically incorporated by reference in this proxy statement—prospectus, by requesting them in writing or by telephone from:

Mr. L. Bruce Mills, Jr.

Chief Financial Officer

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, California 92025

(760) 432-1130

If you would like to request documents, please do so by August 1, 2005 to receive them before the meeting.

Community has supplied all information contained in this proxy statement—prospectus relating to Community and Rancho Bernardo has supplied all such information relating to Rancho Bernardo.

In deciding how to vote, you should rely only on the information contained in this proxy statement—prospectus or incorporated herein by reference. Neither Community nor Rancho Bernardo has authorized any person to provide you with any information that is different from what is contained in this proxy statement—prospectus. This proxy statement—prospectus is dated July 1, 2005. You should not assume that the information contained in this proxy statement—prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement—prospectus nor the issuance to you of shares of Community common stock will create any implication to the contrary. This proxy statement—prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

The validity of the merger and the merger agreement has been reviewed by Rancho Bernardo’s legal counsel, Horgan, Rosen, Beckham & Coren, L.L.P., Calabasas, California. Such review should not be considered as constituting an opinion as to the merits of the merger and the transactions contemplated by the merger agreement. As of the date of this proxy statement—prospectus, members of Horgan, Rosen, Beckham & Coren, L.L.P. owned an aggregate of approximately 1,575 shares of Rancho Bernardo common stock.

Certain legal matters with respect to Community, including the validity of the shares of Community common stock to be issued in connection with the merger, will be passed upon for Community by Reitner, Stuart & Moore, San Luis Obispo, California. As of the date of this proxy statement—prospectus, members of Reitner, Stuart & Moore owned an aggregate of approximately 6,224 shares of Community common stock.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Rancho Bernardo as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004 included in this proxy statement—prospectus have been audited by Vavrinek, Trine, Day & Co., LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

OTHER BUSINESS

The only business to be conducted at the special meeting will be the approval of the merger. No other business may be presented, other than adjournment, if necessary, to solicit additional proxies.

Dated: July 1, 2005	RANCHO BERNARDO COMMUNITY BANK

John D. Gonnerman,

Secretary

The accompanying notes are an integral part of these financial statements.

UNAUDITED FINANCIAL STATEMENTS

RANCHO BERNARDO COMMUNITY BANK

UNAUDITED BALANCE SHEETS

March 31, 2005 and 2004

	2005	2004
ASSETS

Cash and Due from Banks	$3,319,000	$3,117,000
Federal Funds Sold	—	6,085,000

TOTAL CASH AND CASH EQUIVALENTS	3,319,000	9,202,000

Certificates of Deposit in Other Banks	99,000	—

Investment Securities Available for Sale	19,027,000	15,269,000

Loans:
Commercial	14,179,000	17,890,000
Real Estate—Construction and Development	44,598,000	34,588,000
Real Estate—Other	30,172,000	22,442,000
Consumer	1,593,000	1,236,000

TOTAL LOANS	90,542,000	76,156,000

Net Deferred Loan Fees	(492,000)	(426,000)
Allowance for Loan Losses	(1,114,000)	(1,234,000)

NET LOANS	88,936,000	74,496,000

Premises and Equipment	437,000	484,000
Other Real Estate Owned (OREO)	—	—
Federal Reserve Bank and Federal Home Loan Bank Stock—at Cost	584,000	552,000
Accrued Interest and Other Assets	1,376,000	788,000

TOTAL ASSETS	$113,778,000	$100,791,000

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

UNAUDITED BALANCE SHEETS

March 31, 2005 and 2004

	2005	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-Bearing Demand	$19,968,000	$20,821,000
Savings, Money Market and NOW	38,387,000	46,401,000
Time Deposits Under $100,000	13,481,000	12,220,000
Time Deposits $100,000 and Over	29,526,000	10,487,000

TOTAL DEPOSITS	101,362,000	89,929,000

Federal Home Loan Bank Advances	1,897,000	1,600,000
Accrued Interest and Other Liabilities	513,000	514,000

TOTAL LIABILITIES	103,772,000	92,043,000
Commitments and Contingencies	—	—

Shareholders’ Equity:
Preferred Stock—No Par Value; 10,000,000 Shares Authorized; None Issued and Outstanding	—	—
Common Stock—No Par Value; 15,000,000 Shares Authorized; Issued and Outstanding, 950,114 Shares in 2005 And 937,076 Shares in 2004	6,997,000	6,134,000
Retained Earnings	3,182,000	2,475,000
Accumulated Other Comprehensive Income—Unrealized Gain (loss) on Available-for-Sale Securities, Net of Taxes of ($115,000) in 2005 and $93,000 in 2004	(173,000)	139,000

TOTAL SHAREHOLDERS’ EQUITY	10,006,000	8,748,000

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$113,778,000	$100,791,000

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

UNAUDITED STATEMENTS OF INCOME

Periods Ended March 31, 2005 and 2004

	2005	2004
INTEREST INCOME
Interest and Fees on Loans	$1,603,000	$1,319,000
Interest on Investment Securities	161,000	152,000
Other Interest Income	20,000	21,000

TOTAL INTEREST INCOME	1,784,000	1,492,000

INTEREST EXPENSE
Interest on Savings, Money Market and NOW	122,000	112,000
Interest on Time Deposits	214,000	101,000
Other Interest Expense	20,000	26,000

TOTAL INTEREST EXPENSE	356,000	239,000

NET INTEREST INCOME	1,428,000	1,253,000
Provision for Loan Losses	99,000	15,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,329,000	1,238,000

NONINTEREST INCOME
Service Charges and Other Fees	35,000	35,000
Gain on Sale of Loans	—	—
Gain on Sale of OREO	—	65,000
Gain on Sale of Securities	—	12,000
Recovery of Legal Expenses	—	—
Other Income	15,000	13,000

	50,000	125,000
NONINTEREST EXPENSE
Salaries and Employee Benefits	555,000	488,000
Occupancy Expenses	120,000	113,000
Furniture and Equipment	35,000	29,000
Loss on Sale of Securities	—	—
Other Expenses	166,000	105,000

	876,000	735,000

INCOME BEFORE INCOME TAXES	503,000	628,000
Income Tax Expense	204,000	255,000

NET INCOME	$299,000	$373,000

Per Share Data:
Net Income—Basic	$0.32	$0.40
Net Income—Diluted	$0.28	$0.37

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

CASH FLOWS

Periods Ended March 31, 2005 and 2004

	March 31,
	2005	2004
OPERATING ACTIVITIES
Net Income	$299,000	$372,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	47,000	44,000
Provision for Loan Losses	99,000	—
Discount/Premiums-Securities	4,000	8,000
Gain from Sale of OREO	—	(65,000)
Gain from Sale of Securities	—	12,000
Other Items—Net	(203,000)	212,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	246,000	583,000

INVESTING ACTIVITIES
Purchases of Available-for-Sale Securities	(1,111,000)	(700,000)
Proceeds from Sales of Available-for-Sale Securities	—	1,651,000
Proceeds from Maturities and Calls of Available-for-Sale Securities	692,000	3,939,000
Purchase of Federal Reserve Bank and Federal Home Loan Bank Stock	—	(237,000)
Net Change in Loans	(8,853,000)	(8,048,000)
Proceeds from Sale of OREO and Other Assets	—	622,000
Purchases of Premises and Equipment	(22,000)	(12,000)

NET CASH USED BY INVESTING ACTIVITIES	(9,294,000)	(2,785,000)

FINANCING ACTIVITIES
Net Increase (Decrease) in Demand Deposits and Savings Accounts	(117,000)	4,013,000
Net Increase (Decrease) in Time Deposits	5,122,000	1,245,000
Net Change in Borrowings	807,000	(250,000)
Exercise of Stock Options	82,000	91,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,894,000	5,099,000

INCREASE IN CASH AND CASH EQUIVALENTS	(3,154,000)	2,898,000
Cash and Cash Equivalents at Beginning of Period	6,473,000	6,304,000

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,319,000	$9,202,000

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$357,000	$240,000

The accompanying notes are an integral part of these financial statements.

NOTES TO RANCHO BERNARDO COMMUNITY BANK’S UNAUDITED FINANCIAL STATEMENTS

Note #1—Basis of Presentation and Management Representation

The accompanying financial information has been prepared in accordance with the Securities and Exchange Commission rules and regulations for quarterly reporting and therefore does not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America.

Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial information for the three-month periods ended March 31, 2005 and 2004 reflects all adjustments, consisting only of normal recurring accruals and provisions, necessary for a fair presentation thereof.

Note #2—Earnings Per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each period. The computation of diluted earnings per share also considers the number of shares issuable upon the assumed exercise of outstanding common stock options.

The following is a reconciliation of basic EPS to diluted EPS for the three months ended March 31, 2005:

	Net Income	Weighted Average Shares Outstanding	Per Share Amount
Basic EPS:
Income available to common shareholders	$299,000	942,444	$0.32
Effect of dilutive securities:
Stock options	—	115,775	$0.00
Diluted EPS:
Income available to common shareholders	$299,000	1,058,219	$0.28

The following is a reconciliation of basic EPS to diluted EPS for the three months ended March 31, 2004:

	Net Income	Weighted Average Shares Outstanding	Per Share Amount
Basic EPS:
Income available to common shareholders	$373,000	935,861	$0.40
Effect of dilutive securities:
Stock options	—	78,706	$0.00
Diluted EPS:
Income available to common shareholders	$373,000	1,014,567	$0.37

NOTES TO RANCHO BERNARDO COMMUNITY BANK’S UNAUDITED FINANCIAL STATEMENTS—(Continued)

Note #3—Stock Based Compensation

Statement of Financial Standard No. 123, “Accounting for Stock-Based Compensation”, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, in any, of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

	March 31, 2005	March 31, 2004
Net Income:
As Reported	$299,000	$373,000
Stock-Based Compensation using the Intrinsic Value Method	—	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(14,000)	(10,000)

Pro Forma	$285,000	$363,000

Basic Earnings Per Share:
As Reported	$0.32	$0.40
Pro Forma	$0.30	$0.39

Diluted Earnings Per Share:
As Reported	$0.28	$0.37
Pro Forma	$0.27	$0.36

Note #4—New accounting pronouncements

In June 2004, the Emerging Issues Task Force of the FASB issued final guidance on its Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

This EITF describes a model involving three steps: (1) determine whether an investment is impaired, (2) determine whether the impairment is other-than -temporary, and (3) recognize the impairment loss in earnings. The EITF also requires several additional disclosures for cost-method investments. The EITF’s impairment accounting guidance was effective for reporting periods beginning after June 15, 2004. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004.

The adoption of this EITF did not have a material impact on the Bank’s financial statements. At March 31, 2005, management believes the impairments described above are temporary and, accordingly, no impairment loss has been recognized in the Company’s consolidated statement of income.

In December 2004, FASB revised SFAS 123 and issued it under its new name, “Share-Based Payment”. This statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting discussed in the previous paragraph. Instead, this Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date

NOTES TO RANCHO BERNARDO COMMUNITY BANK’S UNAUDITED FINANCIAL STATEMENTS—(Continued)

fair value of those awards. This cost will be recognized over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

The Bank must adopt this Statement in 2006 for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled. In addition, the unvested portion of previously awarded options will also be recognized as expense. The Bank is unable to estimate the impact of this Statement on its financial condition and results of operations as the decision to grant option awards is made annually on a case-by-case basis, and, accordingly, the Bank cannot estimate the amount of stock awards that will be made in 2006. The unvested portion of previously awarded options that will be recognized as expense in 2006 is approximately $30,000.

On March 9, 2004, the Staff of the Securities and Exchange Commission (the “SEC Staff”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 provides guidance on the initial recognition and measurement of loan commitments that meet the definition of a derivative, and summarizes the related disclosure requirements. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into, or substantially modified, on or after April 1, 2004. SAB 105 addresses loan commitments that the Financial Accounting Standards Board (FASB) defines as derivatives in paragraph 6 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (“FAS 133”). These loan commitments relate to the origination of mortgage loans that will be held for sale. SAB 105 does not apply to (1) commitments to purchase mortgage loans that do not meet the definition of a derivative under paragraph 6 of FAS 133 or (2) commitments that are explicitly excluded from the scope of FAS 133 (i.e., commitments to originate mortgage loans that will be held for investment purposes and loan commitments to originate other types of loans). The Bank does not currently originate mortgage loans to be held for sale. If that should change in the future, we would take SAB 105 into consideration but do not expect it to have a material impact on the Company’s financial condition or operating results.

Vavrinek, Trine, Day & Co., LLP Certified Public Accountants & Consultants

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Rancho Bernardo Community Bank

We have audited the accompanying balance sheets of Rancho Bernardo Community Bank as of December 31, 2004 and 2003 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rancho Bernardo Community Bank as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California

January 27, 2005

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA • SAN JOSE

RANCHO BERNARDO COMMUNITY BANK

BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
ASSETS
Cash and Due from Banks	$1,823,000	$1,969,000
Federal Funds Sold	4,650,000	4,335,000

TOTAL CASH AND CASH EQUIVALENTS	6,473,000	6,304,000

Certificates of Deposit in Other Banks	99,000	—

Investment Securities Available for Sale	18,847,000	20,091,000

Loans:
Commercial	11,910,000	18,680,000
Real Estate—Construction and Development	39,822,000	29,259,000
Real Estate—Other	28,971,000	18,539,000
Consumer	1,169,000	1,645,000

TOTAL LOANS	81,872,000	68,123,000
Net Deferred Loan Fees	(439,000)	(427,000)
Allowance for Loan Losses	(1,263,000)	(1,215,000)

NET LOANS	80,170,000	66,481,000

Premises and Equipment	462,000	516,000
Other Real Estate Owned (OREO)	—	557,000
Federal Reserve Bank and Federal Home Loan Bank Stock—at Cost	589,000	315,000
Accrued Interest and Other Assets	873,000	757,000

	$107,513,000	$95,021,000

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-Bearing Demand	$20,217,000	$20,545,000
Savings, Money Market and NOW	38,256,000	42,664,000
Time Deposits Under $100,000	13,198,000	15,934,000
Time Deposits $100,000 and Over	24,686,000	5,528,000

TOTAL DEPOSITS	96,357,000	84,671,000

Federal Home Loan Bank Advances	1,090,000	1,850,000
Accrued Interest and Other Liabilities	300,000	269,000

TOTAL LIABILITIES	97,747,000	86,790,000

Commitments and Contingencies—Notes D and L	—	—

Shareholders' Equity:
Preferred Stock—No Par Value; 10,000,000 Shares Authorized; None Issued and Outstanding	—	—
Common Stock—No Par Value; 15,000,000 Shares Authorized; Issued and Outstanding, 937,176 Shares in 2004 and 924,791 Shares in 2003	6,915,000	6,042,000
Retained Earnings	2,883,000	2,103,000
Accumulated Other Comprehensive Income—Unrealized Gain on Available-for-Sale Securities, Net of Taxes of $21,000 in 2004 and $57,000 in 2003	(32,000)	86,000

TOTAL SHAREHOLDERS' EQUITY	9,766,000	8,231,000

	$107,513,000	$95,021,000

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

STATEMENTS OF INCOME

Years Ended December 31, 2004 and 2003

	2004	2003
INTEREST INCOME
Interest and Fees on Loans	$5,938,000	$4,908,000
Interest on Investment Securities	558,000	572,000
Other Interest Income	75,000	107,000

TOTAL INTEREST INCOME	6,571,000	5,587,000

INTEREST EXPENSE
Interest on Savings, Money Market and NOW	451,000	470,000
Interest on Time Deposits	582,000	573,000
Other Interest Expense	75,000	97,000

TOTAL INTEREST EXPENSE	1,108,000	1,140,000

NET INTEREST INCOME	5,463,000	4,447,000
Provision for Loan Losses	73,000	128,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	5,390,000	4,319,000

NONINTEREST INCOME
Service Charges and Other Fees	150,000	169,000
Gain on Sale of Loans	16,000	61,000
Gain on Sale of OREO	65,000	—
Gain on Sale of Securities	18,000	—
Recovery of Legal Expenses	127,000	400,000
Other Income	91,000	74,000

	467,000	704,000
NONINTEREST EXPENSE
Salaries and Employee Benefits	1,971,000	1,850,000
Occupancy Expenses	186,000	233,000
Furniture and Equipment	225,000	226,000
Loss on Sale of Securities	6,000	—
Other Expenses	873,000	1,025,000

	3,261,000	3,334,000

INCOME BEFORE INCOME TAXES	2,596,000	1,689,000
Income Tax Expense	1,068,000	693,000

NET INCOME	$1,528,000	$996,000

Per Share Data:
Net Income—Basic	$1.63	$1.08
Net Income—Diluted	$1.47	$1.02

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2004 and 2003

	Common Stock		Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Number of Shares	Amount
Balance at January 1, 2003	880,753	$6,042,000		$1,107,000	$196,000	$7,345,000

Comprehensive Income:
Net Income			$996,000	996,000		996,000
Net Unrealized Gain On Available-for-Sale Securities, net of Taxes of $74,000			(110,000)		(110,000)	(110,000)

Total Comprehensive Income			$886,000

Balance at December 31, 2003	880,753	6,042,000		2,103,000	86,000	8,231,000

5% Stock Dividend	43,980	747,000		(748,000)		(1,000)
Exercise of Stock Options, Including Realization of Tax Benefits of $33,000	12,443	126,000				126,000

Comprehensive Income:
Net Income			$1,528,000	1,528,000		1,528,000
Net Unrealized Loss On Available-for-Sale Securities, net of Taxes of $73,000			(111,000)		(111,000)	(111,000)
Add Reclassification Adjustments for Net Gains Included in Income, Net of Taxes of $5,000			(7,000)		(7,000)	(7,000)

Total Comprehensive Income			$1,417,000

Balance at December 31, 2004	937,176	$6,915,000		$2,883,000	$(32,000)	$9,766,000

The accompanying notes are an integral part of these financial statements.

RANCHO BERNARDO COMMUNITY BANK

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004 and 2003

	2004	2003
OPERATING ACTIVITIES
Net Income	$1,528,000	$996,000
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Depreciation and Amortization	206,000	188,000
Provision for Loan Losses	73,000	128,000
Gain from Sale of OREO	(65,000)	—
Gain from Sale of Securities	(12,000)	—
Provision for Legal Expenses	—	(400,000)
Deferred Income Taxes	(26,000)	121,000
Other Items—Net	127,000	68,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,831,000	1,101,000

INVESTING ACTIVITIES
Net Change in Certificates of Deposits	(99,000)	—
Purchases of Available-for-Sale Securities	(9,711,000)	(18,022,000)
Proceeds from Sales of Available-for-Sale Securities	1,652,000	—
Proceeds from Maturities and Calls of Available-for-Sale Securities	9,088,000	10,326,000
Proceeds from Sale of Federal Home Loan Bank Stock	—	198,000
Purchase of Federal Reserve Bank and Federal Home Loan Bank Stock	(274,000)	(11,000)
Net Change in Loans	(13,882,000)	(3,643,000)
Proceeds from Sale of OREO and Other Assets	634,000	—
Purchases of Premises and Equipment	(121,000)	(226,000)

NET CASH USED BY INVESTING ACTIVITIES	(12,713,000)	(11,378,000)

FINANCING ACTIVITIES
Net Increase (Decrease) in Demand Deposits and Savings Accounts	(4,736,000)	13,691,000
Net Increase (Decrease) in Time Deposits	16,422,000	(843,000)
Net Change in Borrowings	(760,000)	(10,000)
Cash Paid for Fractional Shares	(1,000)	—
Exercise of Stock Options	126,000	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	11,051,000	12,838,000

INCREASE IN CASH AND CASH EQUIVALENTS	169,000	2,561,000
Cash and Cash Equivalents at Beginning of Year	6,304,000	3,743,000

CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,473,000	$6,304,000

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$1,097,000	$1,152,000
Taxes Paid	$1,172,000	$605,000
Transfer of Loans to OREO	$—	$557,000

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Bank has been organized as a single operating segment and operates one branch in San Diego County. The Bank was incorporated August 16, 1996 and commenced banking operations on June 16, 1997. The Bank’s primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2004.

The Bank maintains amounts due from banks, which exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on impaired loans is discontinued when there exists a reasonable doubt as to the full and timely collection of either principal or interest or when principal or interest is past due 90 days, based on the contractual terms of the loan. Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

For impairment recognized in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan”, as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

The Bank has adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

To calculate the gain (loss) on sale of loans, the Bank’s investment in the loan is allocated among the retained portion of the loan, the servicing retained, the interest-only strip and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. That portion of the excess servicing fees that represent contractually specified servicing fees (contractual servicing) are reflected as a servicing asset which is amortized over an estimated life using a method approximating the level yield method; in the event future prepayments exceed Management’s estimates and future expected cash flows are inadequate to cover the unamortized servicing asset, additional amortization would be recognized. The portion of excess servicing fees in excess of the contractual servicing fees is reflected as interest-only (I/O) strips receivable, which are classified as interest-only strips receivable available for sale and are carried at fair value.

Allowance for Loan Losses

The allowance for loan losses is adjusted by charges to income and decreased by charge-offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lesser of the outstanding loan balance or the fair value at the date of foreclosure minus estimated costs to sell. Any valuation adjustments required at the time of foreclosure are charged to the allowance for loan losses. After foreclosure, the properties are carried at the lower of carrying value or fair value less estimated costs to sell. Any subsequent valuation adjustments, operating expenses or income, and gains and losses on disposition of such properties are recognized in current operations.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Bank.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note L. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock Dividend

A 5% stock dividend of the Bank’s common stock was approved by the Bank’s shareholders in 2004 and was effective for shareholders of record as of May 28, 2004. The per share data and other stock related information for 2003 has been restated to reflect this dividend. Cash paid for fractional shares totaled $1,000.

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Bank has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Had compensation cost for the Bank’s stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003
Net Income:
As Reported	$1,528,000	$996,000
Stock-Based Compensation using the Intrinsic Value Method	—	—
Stock-Based Compensation that would have been reported using the Fair Value Method of SFAS 123	(37,000)	(36,000)

Pro Forma	$1,491,000	$960,000

Basic Earnings Per Share:
As Reported	$1.63	$1.08
Pro Forma	$1.59	$1.04

Diluted Earnings Per Share:
As Reported	$1.47	$1.02
Pro Forma	$1.44	$1.01

Recent Accounting Announcements

In December 2004, FASB revised SFAS 123 and issued it under its new name, “Share-Based Payment”. This statement eliminates the alternative to use APB Opinion 25’s intrinsic value method of accounting discussed in the previous paragraph. Instead, this Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost will be recognized over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

The Bank must adopt this Statement in 2006 for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled. In addition, the unvested portion of previously awarded options will also be recognized as expense. The Bank is unable to estimate the impact of this Statement on its financial condition and results of operations as the decision to grant option awards is made annually on a case-by-case basis, and, accordingly, the Bank cannot estimate the amount of stock awards that will be made in 2006. The unvested portion of previously awarded options that will be recognized as expense in 2006 is approximately $30,000.

Reclassifications

Certain reclassifications were made to prior years’ presentations to conform to the current year. These reclassifications are of a normal recurring nature.

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE B—INVESTMENT SECURITIES

Debt and equity securities have been classified in the balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities:
December 31, 2004:
U.S. Government and Agency Securities	$14,599,000	$44,000	$(87,000)	$14,556,000
Mortgage-Backed Securities	1,078,000	8,000	(16,000)	1,070,000
Municipal Securities	2,367,000	6,000	(16,000)	2,357,000
Corporate Bonds	856,000	18,000	(10,000)	864,000

	$18,900,000	$76,000	$(129,000)	$18,847,000

December 31, 2003:
U.S. Government and Agency Securities	$16,006,000	$131,000	$(56,000)	$16,081,000
Mortgage-Backed Securities	1,419,000	19,000	(1,000)	1,437,000
Municipal Securities	1,965,000	29,000	(2,000)	1,992,000
Corporate Bonds	558,000	30,000	(7,000)	581,000

	$19,948,000	$209,000	$(66,000)	$20,091,000

Investment securities carried at approximately $15,370,000 and $17,851,000 at December 31, 2004 and 2003, respectively, were pledged to secure Federal Home Loan Bank borrowings, public deposits and other purposes as required by law.

The gross unrealized loss and related estimated fair value of investment securities that have been in a continuous loss position for less than twelve months and over twelve months at December 31, 2004 are as follows:

	Less than Twelve Months		Over Twelve Months		Total
	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value
U.S. Government and Agency Securities	$(34,000)	$6,402,000	$(52,000)	$3,477,000	$(86,000)	$9,879,000
Mortgage-backed Securities	(9,000)	441,000	(6,000)	429,000	(15,000)	870,000
Municipal Securities	(15,000)	1,319,000	(3,000)	220,000	(18,000)	1,539,000
Corporate Bonds	(1,000)	299,000	(9,000)	241,000	(10,000)	540,000

	$(59,000)	$8,461,000	$(70,000)	$4,367,000	$(129,000)	$12,828,000

Management evaluates investment securities for other-than-temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2004, no declines are deemed to be other than temporary.

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The scheduled maturities of securities available for sale at December 31, 2004, were as follows:

	Amortized Cost	Fair Value
Due in One Year or Less	$1,293,000	$1,290,000
Due from One Year to Five Years	15,672,000	15,624,000
Due from Five Years to Ten Years	1,910,000	1,907,000
Due in Over Ten Years	25,000	26,000

	$18,900,000	$18,847,000

NOTE C—LOANS

The Bank’s loan portfolio consists primarily of loans to borrowers within the San Diego County area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank’s market area and, as a result, the Bank’s loan and collateral portfolios are, to some degree, concentrated in those industries.

A summary of the changes in the allowance for loan losses as of December 31 follows:

	2004	2003
Balance at Beginning of Year	$1,215,000	$1,146,000
Additions to the Allowance Charged to Expense	73,000	128,000
Recoveries on Loans Charged Off	20,000	73,000

	1,308,000	1,347,000
Less Loans Charged Off	(45,000)	(132,000)

	$1,263,000	$1,215,000

The following is a summary of the investment in impaired loans, the related allowance for loan losses, and income recognized thereon and information pertaining to loans on nonaccrual and certain past due loans as of December 31:

	2004	2003
Recorded Investment in Impaired Loans	$238,000	$320,000

Related Allowance for Loan Losses	$40,000	$62,000

Average Recorded Investment in Impaired Loans	$212,000	$1,026,000

Interest Income Recognized for Cash Payments	$13,000	$9,000

Total Loan on Nonaccrual	$238,000	$320,000

Total Loans Past Due 90 Days or More and Still Accruing	$74,000	$189,000

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE D—PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2004	2003
Leasehold Improvements	$155,000	$155,000
Furniture, Fixtures and Equipment	1,283,000	1,305,000
Automobiles	77,000	73,000

	1,515,000	1,533,000
Less Accumulated Depreciation and Amortization	(1,053,000)	(1,017,000)

	$462,000	$516,000

The Bank leases the facilities for its branch and administrative center under noncancelable operating lease agreements, which expire in 2005 and 2010. The lease for the main branch provides for rental increases based on the Consumer Price Index, and both leases require the Bank to pay utilities, insurance, and normal maintenance on the premises. At December 31, 2004, the future minimum annual payments for the Bank’s operating leases are as follows:

2005	$158,000
2006	124,000
2007	117,000
2008	117,000
2009	117,000
Thereafter	71,000

Total Minimum Payments Required	$704,000

The minimum rental payments shown above are given for the existing lease obligations and do not reflect any increases in rent. It is not a forecast of rental expenses.

Rental expense was $156,000 and $159,000 in 2004 and 2003, respectively.

NOTE E—DEPOSITS

At December 31, 2004, the scheduled maturities of time deposits are as follows:

Due in One Year	$36,273,000
Due in One to Three Years	1,611,000

$37,884,000

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE F—OTHER EXPENSES

A summary of other expenses for the years ended December 31 is as follows:

	2004	2003
Business Promotion	$74,000	$72,000
Data Processing	264,000	296,000
Legal, Auditing and other Professional Services	202,000	379,408
Office and Communication Expenses	97,000	131,000
Other Operating Costs	236,000	146,592

	$873,000	$1,025,000

NOTE G—INCOME TAXES

The benefit for income taxes for the years ended December 31 consist of the following:

	2004	2003
Current:
Federal	$811,000	$413,000
State	283,000	159,000

	1,094,000	572,000
Deferred	(26,000)	121,000

	$1,068,000	$693,000

A comparison of the federal statutory income tax rates to the Bank’s effective income tax rates follow:

	2004		2003
	Amount	Rate	Amount	Rate
Federal Tax Rate	$883,000	34.0%	$574,000	34.0%
California Franchise Taxes, Net of Federal Tax Benefit	180,000	6.9%	121,000	7.2%
Other Items—Net	5,000	0.2%	(2,000)	(0.1)%

Company's Effective Rate	$1,068,000	41.1%	$693,000	41.1%

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the potential deferred tax asset at December 31 relate to the following:

	2004	2003
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$414,000	$404,000
California Franchise Tax Benefits	84,000	54,000
Market Value Adjustments on Investment Securities	21,000	—
Other Assets/Liabilities	63,000	81,000

	582,000	539,000

Deferred Tax Liabilities:
Premises and Equipment Due to Depreciation Difference	(64,000)	(48,000)
Cash Basis Reporting for Tax Purposes	(25,000)	(49,000)
Market Value Adjustments on Investment Securities	—	(57,000)
Other Assets/Liabilities	(14,000)	(10,000)

	(103,000)	(164,000)

Net Deferred Taxes	$479,000	$375,000

NOTE H—STOCK OPTION PLAN

During 1998, the Bank adopted a fixed option plan, subject to shareholder approval, under which 236,250 shares of the Bank’s common stock may be issued. The Plan was amended in 2004 to allow the issuance of up to 315,000 options. The Bank applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rates of 3.87% in 2004 and 3.00% in 2003, expected lives of seven and one-half years, no dividend rate, and stock price volatility of 19% in 2004 and 24% in 2003.

A summary of the status of the Bank’s fixed stock option plan as of December 31, 2004 and 2003 and changes during the years is presented below:

	2004		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at Beginning of Year	208,636	$7.47	210,789	$7.47
Options Granted	25,125	$14.90	2,625	$10.81
Options Forfeited	(3,570)	$9.07	(4,778)	$9.32
Options Exercised	(12,443)	$7.49	—	$—

Outstanding at End of Year	217,748	$8.30	208,636	$7.47

Options Exercisable at Year-End	172,064	$7.24	170,331	$7.10

Weighted-Average Fair Value of Options Granted During the Year		$4.90		$3.77

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The following table summarizes information about fixed options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$6.35	120,488	2.5 years	$6.35	120,488	$6.35
$8.33	13,335	6.9 years	$8.33	9,996	$8.33
$8.57 to $9.14	34,125	7.7 years	$8.88	19,005	$8.82
$9.69	11,025	4.9 years	$9.69	11,025	$9.69
$10.64 to $10.81	13,650	6.3 years	$10.67	11,550	$10.65
$15.00 to $19.50	25,125	9.2 years	$14.90	—	—

	217,748	4.7 years	$8.30	172,064	$7.24

NOTE I—EARNINGS PER SHARE (EPS)

The following is a reconciliation of net income and shares outstanding to the income and number of share used to compute EPS:

	2004		2003
	Income	Shares	Income	Shares
Net Income as Reported	$1,528,000		$996,000
Shares Outstanding at Year End		937,176		924,733
Impact of Weighting Shares Purchased During the Year		(361)		—

Used in Basic EPS	1,528,000	936,815	996,000	924,733
Dilutive Effect of Outstanding Stock Options		101,401		51,389

Used in Dilutive EPS	$1,528,000	1,038,216	$996,000	976,122

NOTE J—RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank’s opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons. The balance of these loans outstanding at December 31, 2004 and December 31, 2003 was approximately $1,053,000 and $497,000, respectively.

Deposits from related parties held by the Bank at December 31, 2004 and 2003 amounted to approximately $13,726,000 and $3,000,000, respectively.

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE K—FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank Advances consist of the following as of December 31, 2004:

Maturity	Rate	Amount
4/1/05	1.32%	$90,000
4/1/09	6.02%	500,000
1/3/11	5.93%	500,000

		$1,090,000

These advances are secured by $6,810,000 of loans pledged by the Bank. The Bank had unused additional borrowing capacity of $992,000 as of December 31, 2004. The Bank also has another $13,624,000 borrowing capacity with the FHLB based on the collateral from pledged securities.

The Bank may borrow up to $4,000,000 overnight on an unsecured basis from two of its primary correspondent banks. As of December 31, 2004, no amounts were outstanding under these arrangements.

NOTE L—COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank’s exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2004	2003
Commitments to Extend Credit	$37,926,000	$27,024,000
Standby Letters of Credit	1,691,000	1,440,000

	$39,617,000	$28,464,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management’s credit evaluation of the customer.

NOTE M—REGULATORY MATTERS

The Bank, like all financial institutions, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank’s category). To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Bank’s actual capital amounts and ratios (dollar amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$10,819	12.5%	$6,919	8.0%	$8,649	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$9,734	11.3%	$3,459	4.0%	$5,189	6.0%
Tier 1 Capital (to Average Assets)	$9,734	8.8%	$4,444	4.0%	$5,555	5.0%

As of December 31, 2003:
Total Capital (to Risk-Weighted Assets)	$9,097	12.0%	$6,065	8.0%	$7,581	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$8,145	10.7%	$3,033	4.0%	$4,549	6.0%
Tier 1 Capital (to Average Assets)	$8,145	8.4%	$3,870	4.0%	$4,838	5.0%

The California Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of the Bank’s undivided profits or the Bank’s net income for its last three fiscal years less the amount of any distribution made by the Bank to shareholders during the same period.

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short term investments, due from customers on acceptances, and Bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with Banks. The fair values of investment securities, including available for sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments are not deemed to be material.

RANCHO BERNARDO COMMUNITY BANK

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The estimated fair value of financial instruments at December 31, 2004 and 2003 are summarized as follows:

	December 31,
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:
Cash and Due From Banks	$1,823,000	$1,823,000	$1,969,000	$1,969,000
Federal Funds Sold	4,650,000	4,650,000	4,335,000	4,335,000
Certificates of Deposit in Other Banks	99,000	99,000	—	—
Investment Securities	18,847,000	18,847,000	20,091,000	20,091,000
Loans	80,170,000	80,131,000	66,481,000	66,810,000
Federal Reserve Bank and Federal Home Loan Bank Stock	589,000	589,000	315,000	315,000
Accrued Interest Receivable	361,000	361,000	364,000	364,000

Financial Liabilities:
Deposits	96,357,000	96,243,000	84,671,000	84,683,000
FHLB Advances	1,090,000	1,150,000	1,850,000	1,850,000
Accrued Interest Payable and Other Liabilities	300,000	300,000	269,000	269,000

APPENDIX A

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of April 21, 2005

Appendix A

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of April 21, 2005

by and among

Community Bancorp Inc.

Community National Bank

and

Rancho Bernardo Community Bank

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (“Agreement”) is entered into as of April 21, 2005, among Community National Bank, a national banking association organized under the laws of the United States (“Bank”), being located in Escondido, California, Community Bancorp Inc., a corporation and registered bank holding company organized under the laws of Delaware (“Company”) located in Escondido, California, and Rancho Bernardo Community Bank, a state bank organized under the laws of California (“Seller”), located in Rancho Bernardo, California.

RECITALS:

A. Bank is a wholly owned subsidiary of Company.

B. Company and Seller believe that it would be in their respective best interests and in the best interests of their respective shareholders for Seller to merge with and into Bank (the “Bank Merger”), all in accordance with the terms set forth in this Agreement and applicable law.

C. The respective Boards of Directors of Company, Bank, and Seller have adopted by at least majority vote resolutions approving and authorizing the Bank Merger, this Agreement and the transactions contemplated herein.

D. Company, Bank, and Seller desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

E. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code, as amended (the “Code”).

AGREEMENT

IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Company, Bank, and Seller agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Agreement of Bank Merger” means the Agreement of Merger substantially in the form attached as Exhibit A.

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Aggregate Cash Amount” means the sum of (A) $10,000,000 and (B) the product obtained by multiplying (i) the Per Share Amount by (ii) 0.350 by (iii) the number of shares of Seller Stock issued after the date hereof upon exercise of any outstanding Seller Stock Option prior to the Effective Time.

“Aggregate Company Share Amount” means the sum of (A) 600,000 shares of Company Stock and (B) the product obtained by multiplying (i) the Exchange Ratio by (ii) 0.650 by (iii) the number of shares of Seller Stock issued after the date hereof upon exercise of any outstanding Seller Stock Option prior to the Effective Time; provided, however, (I) if the Average Closing Price is less than $26.35, the Aggregate Company Share Amount will be equal to (x) the quotient obtained by dividing $15,810,000 by the Average Closing Price plus (y) the product obtained by multiplying (i) the Exchange Ratio by (ii) 0.650 by (iii) by the number of shares of Seller Stock issued after the date hereof upon exercise of any outstanding Seller Stock Option prior to the Effective Time, or (II) if the Average Closing Price is greater than $35.65, the Aggregate Company Share Amount will be equal to the sum of (x) the quotient obtained by dividing $21,390,000 by the Average Closing Price plus (y) the product obtained by multiplying (i) the Exchange Ratio by (ii) 0.650 by (iii) the number of shares of Seller Stock issued after the date hereof upon exercise of any outstanding Seller Stock Option prior to the Effective Time.

“Average Closing Price” means the average of the daily closing price of a share of Company’s Stock reported over NASDAQ National Market during the twenty (20) consecutive trading days ending at the end of the fifth trading day immediately preceding the Effective Day.

“Bank” shall have the meaning given such term in the introductory clause.

“Bank Merger” shall have the meaning given such term in the Recitals.

“Bank Stock” means the common stock, $ 0.625 par value, of Bank.

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in California are authorized or required to be closed.

“Cash Election” shall have the meaning given such term in Section 2.7(a).

“Cash Proration Factor” shall have the meaning given such term in Section 2.7(c).

“Certificates” shall have the meaning given such term in Section 2.5(b).

“Change in Recommendation” shall have the meaning given such term in Section 6.6.

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, articles of incorporation or articles of association and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Bank Merger on the Effective Day at the main office of Company or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Combination Cash Election” shall have the meaning given such term in Section 2.7(a).

“Combination Stock Election” shall have the meaning given such term in Section 2.7(a).

“Company” shall have the meaning given such term in the introductory clause.

“Company Benefit Arrangement” means the Benefit Arrangements maintained or otherwise contributed to by Company or Bank.

“Company Property” shall have the meaning given such term in Section 3.24.

“Company Stock” means the common stock, $0.625 par value, of Company.

“Company Stock Option” means any option issued pursuant to the Company Stock Option Plans.

“Company Shareholders’ Meeting” shall have the meaning given such term in Section 5.10.

“Company Stock Option Plans” means the Company’s 1985, 1993 and 2003 Stock Option Plans, as amended, and the 2005 Equity Based Compensation Plan.

“Competing Transaction” shall have the meaning given such term in Section 6.12.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its affiliates and agents, on the one hand, and Company and Bank, their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“DFI” shall mean the California Department of Financial Institutions.

“Directors Agreement” shall mean an agreement substantially in the form attached as either as Exhibits 2.6(a), (b) or 2.6(c), as the case may be.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder’s business records as such.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Election” shall have the meaning given such term in Section 2.7(a).

“Election Deadline” shall have the meaning given such term in Section 2.7(b).

“Election Form” shall have the meaning given such term in Section 2.7(a).

“Election Form Record Date” shall have the meaning given such term in Section 2.7(a).

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, law or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.25.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means U.S. Stock Transfer Corporation or other institution appointed by Company to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means the number of shares of Company Stock into which a share of Seller Stock shall be converted which shall be equal to the amount (to the nearest ten thousandth) obtained by dividing the Per Share Amount by the Average Closing Price.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller, shall mean Seller’s Chief Executive Officer and Chief Financial Officer.

“FDIC” means the Federal Deposit Insurance Corporation.

“Financial Statements of Company” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Company and the related opinions thereon for the years ended December 31, 2002, 2003 and 2004 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Company for the three months ended March 31, 2005.

“Financial Statements of Seller” means the audited financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2002, 2003 and 2004 and the unaudited statements of financial condition and statements of operations and cash flow of Seller for the three months ended March 31, 2005.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles accepted in the United States of America.

“Governmental Entity” means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.25.

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“Insurance Amount” shall have the meaning given such term in Section 5.8.

“IRS” shall mean the Internal Revenue Service.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Mailing Date” shall have the meaning given such term in Section 2.7(a).

“OCC” means the Office of the Comptroller of the Currency.

“Operating Loss” shall have the meaning given such term in Section 4.24.

“Party” means Company/Bank or Seller.

“Per Share Amount” means the quotient of (i) the sum of (a) the product of 600,000 multiplied by the Average Closing Price plus (b) 10,000,000, divided by (ii) 950,114; provided, however, (A) if the Average Closing Price is less than $26.35, the Per Share Amount will be $27.16, or (B) if the Average Closing Price is greater than $35.65, the Per Share Amount will be $33.03.

“Per Share Cash Consideration” is an amount of cash, without interest, equal to the Per Share Amount.

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Proxy Statement” means the proxy statement that is included as part of the S-4 and used to solicit proxies for the Seller Shareholders’ Meeting, to solicit proxies for the Company Shareholders’ Meeting and to offer and sell the shares of Company Stock to be issued in connection with the Bank Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Company Stock to be issued in the Bank Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Seller Shareholders’ Meeting.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC or other Governmental Entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Dissenting Shares” means shares of Seller Stock held by dissenting shareholders pursuant to 12 USC 215a(b).

“Seller Perfected Dissenting Shares” means Dissenting Shares, which the holders thereof have not withdrawn or caused to lose their status as Seller Dissenting Shares.

“Seller Property” shall have the meaning given such term in Section 4.25.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.29.

“Seller Shareholders’ Meeting” shall have the meaning given such term in Section 6.6.

“Seller Stock” means the common stock, no par value of Seller.

“Seller Stock Option Plan” means Seller’s 1997 Stock Option Plan.

“Seller Stock Options” means the stock options issued pursuant to Seller’s 1997 Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Stock Election” shall have the meaning given such term in Section 2.7(a).

“Stock Proration Factor” shall have the meaning given such term in Section 2.7(c).

“Surviving Bank” means the Bank as the national banking association surviving the Bank Merger of Seller with and into Bank.

“Tank” shall have the meaning given such term in Section 4.25.

“Third Party Consent” shall have the meaning given such term in subsection (b) of Section 5.6.

“To the knowledge” shall have the meaning given such term in Section 11.13.

“Undesignated Shares” shall have the meaning given such term in Section 2.7(a).

ARTICLE 2

CONSUMMATION OF THE BANK MERGER

2.1 The Bank Merger; Plan of Reorganization.

(a) Subject to the terms and conditions of this Agreement and the Agreement of Bank Merger, at the Effective Time, Seller will be merged into Bank in accordance with the procedures specified in 12 USC 215a. Bank will be the Surviving Bank in the Bank Merger. The Surviving Bank will continue operations as a national banking association retaining the use of Bank’s name. The main office of the Surviving Bank will be 900 Canterbury Place, Escondido, California, and it will maintain offices at the legally established offices of Bank and Seller prior to the Bank Merger.

(b) The Charter Documents of Bank as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law and the members of the Board of Directors and the Executive Officers of Bank immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of the Surviving Bank; provided, however, that Bank shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of directors of Bank shall be increased by one and (ii) Alan L. Douglas, the current Chairman and Chief Executive Officer of Seller shall be added to the Board of Directors of Bank and shall serve until the earlier of his resignation or until his successor is duly elected and qualified.

(c) The Charter Documents of Company as in effect immediately prior to the Effective Time shall continue in effect after the Bank Merger until thereafter amended in accordance with applicable law, the members of the Board of Directors and the Executive Officers of Company immediately prior to the Bank Merger shall continue in their respective positions after the Bank Merger and be the Board of Directors and Executive Officers of Company and the operations of Company shall continue in effect after the Bank Merger; provided, however, that Company shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of directors of Company shall be increased by one and (ii) Alan L. Douglas, the current Chairman and Chief Executive Officer of Seller shall be added to the Board of Directors of Company and shall serve until the earlier of his resignation or until his successor is duly elected and qualified.

(d) At the Effective Time, the corporate existence of Seller shall be merged and continued in Bank under Bank’s certificate of authority. All assets, rights, franchises, titles and interests of Seller and Bank, in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Bank by virtue of the Bank Merger without any deed or other transfer, and Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller and Bank at the Effective Time. At the Effective Time, the Surviving Bank shall be liable for all liabilities of Seller and Bank, and all debts, liabilities, obligations and contracts of Seller and Bank, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller and Bank, shall be those of Surviving Bank; and all rights of creditors or other obligees and all liens on property of Seller and Bank shall be preserved unimpaired.

2.2 Effective Time. The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Bank Merger, and (iii) the expiration of all required waiting periods, or such other time and date as to which the Parties may agree. The Merger shall be effective at the date and time specified in a merger approval issued by the OCC. Such time is referred to herein as the “Effective Time.”

2.3 Conversion of Shares. At the Effective Time and pursuant to the Agreement of Bank Merger:

(a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Seller Stock shall, by virtue of the Bank Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

(1) shares of Company Stock in accordance with the Exchange Ratio; or

(2) cash in the amount of the Per Share Cash Consideration.

(b) Each outstanding share of Company Stock shall remain outstanding and shall not be converted or otherwise affected by the Bank Merger.

2.4 Certain Exceptions and Limitations. (A) Any shares of Seller Stock held by Company or any subsidiary of Company (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; (B) Seller Perfected Dissenting Shares shall not be converted, but shall, after the Effective Time, be entitled only to such rights as are granted them by 12 USC 215a(b) (each dissenting shareholder who is entitled to payment for his shares of Seller Stock shall receive such payment in an amount as determined pursuant to 12 USC 215a(b)), and (C) no fractional shares of Company Stock shall be issued in the Bank Merger and, in lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration.

2.5 Exchange Procedures.

(a) As of the Effective Time, Company shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Company Stock issuable pursuant to Section 2.3 and funds in an amount not less than the amount of cash payable pursuant to Elections (as hereinafter defined) and to fractional shares of Company Stock which would otherwise be payable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the “Exchange Fund”).

(b) Company shall direct the Exchange Agent to mail on the Mailing Date (as hereinafter defined) to each holder of record of a certificate or certificates of Seller Stock (the “Certificates”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), (ii) an Election Form (as hereinafter defined), and (iii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein (subject to the provisions of Section 2.7), and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the transfer of ownership which is not registered in the transfer records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller Stock should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Company, such bond in form and substance and with surety reasonably satisfactory to Company and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration (as hereinafter defined).

(c) No dividends or other distributions declared or made after the Effective Time with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who is to receive Company Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Company Stock pursuant to the provisions hereof, there shall be paid to the record holder of the Certificates representing whole shares of Company Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Company Stock.

(d) There shall be no further registration of transfers on the stock transfer books of Seller or Company of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to Company for any reason, they shall be canceled and exchanged as provided in this Agreement.

(e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Seller following the passage of six months after the Effective Time shall be delivered to Company, upon demand, and any shareholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Company for payment of their claim for the consideration provided herein.

(f) Neither Company nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Company Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Company Stock for the account of the Persons entitled thereto. Former shareholders of record of Seller Stock who are to receive shares of Company Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Company shareholders the number of whole shares of Company Stock into which their respective shares of Seller Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Company Stock in accordance with the provisions of this Agreement.

2.6 Directors Agreements. Concurrently with the execution of this Agreement, Seller shall cause each of its directors to enter into a Directors Agreement (substantially in the form of Exhibit 2.6(a)); provided, however, that in lieu of such agreement, Seller shall cause Seller’s chief executive officer to enter into a Directors Agreement (substantially in the form of Exhibit 2.6(b)) and Seller’s chief financial officer to enter into a Directors Agreement (substantially in the form of Exhibit 2.6(c)).

2.7 Election and Proration Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing Seller Stock shall pass only upon delivery of such Certificates to the Exchange Agent) in such form as Company and Seller shall mutually agree (“Election Form”) shall be mailed no less than 35 days prior to the anticipated Effective Time or on such other date as Seller and Company shall mutually agree (“Mailing Date”) to each holder of record of Seller Stock as of five Business Days prior to the Mailing Date (“Election Form Record Date”). Company shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Seller Stock after the Election Form Record Date and prior to the Election Deadline (as defined below), and Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Company Stock (a “Stock Election”) with respect to all of such holder’s Seller Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Stock, or (iii) a specified number of shares of Seller Stock to receive Company Stock

(a “Combination Stock Election”) and a specified number of shares of Seller Stock to receive cash (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Stock (other than Seller Dissenting Shares) with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

(b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. California time on or before the 30th day following the Mailing Date, or such other time and date as Company and Seller may mutually agree (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Stock covered by such Election Form and if accompanied by one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of Seller Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline, and Company shall cause the Certificates representing such shares of Seller Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Company and Seller required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. The Exchange Agent shall notify as soon as reasonably possible any person of any material defect in his or her Election Form.

(c) Company shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Stock of rights to receive Company Stock or cash in the Bank Merger as follows:

(i) If the conversion of shares of Seller Stock for which Cash Election and Combination Cash Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is greater than the Aggregate Company Share Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Company Stock,) then, to the extent necessary so that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Aggregate Company Share Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) shares of Seller Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(2) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive the Per Share Cash Consideration as shall be necessary so that the shares of Company Stock to be received by other holders of Undesignated Shares, when combined with the number of shares of Company Stock for which Stock Elections or Combination Stock Elections have been made shall be equal to the Aggregate Company Share Amount. If all Undesignated Shares are converted into the right to receive the Per Share Cash Consideration and the shares for which Stock Election and Combination Stock Elections are still greater than the Aggregate Company Share Amount, then;

(3) a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Aggregate Company Share Amount by (y) the product of (i) the total number of shares of Seller Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(a) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(b) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(ii) If the conversion of the shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would result in a number of shares of Company Stock being issued that is less than the Aggregate Company Share Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Aggregate Company Share Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election;

(2) the Exchange Agent shall select by lot such number of holders of Undesignated Shares to receive Company Stock as shall be necessary so that the shares of Company Stock to be received by those holders, when combined with the number of shares of Company Stock for which a Stock Election or Combination Stock Election has been made shall be equal to at least the Aggregate Company Share Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Aggregate Company Share Amount, then;

(3) a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Aggregate Company Share Amount (less the product of (i) the sum of the shares for which an effective Stock Election and Combination Stock Election has been made plus all the Undesignated Shares multiplied by (ii) the Exchange Ratio) by (y) the product of (i) the sum of the total number of shares of Seller Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

(a) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

(b) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

(iii) If the aggregate number of shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is equal to the Aggregate Company Share Amount,

(1) the shares of Seller Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Elections and Combination of Stock Elections;

(2) the shares of Seller Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(3) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(iv) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(c), the number of shares of Company Stock that would be issued pursuant to the Bank Merger is less than the Aggregate Company Share Amount or more than the Aggregate Company Share Amount, Company shall be authorized to reallocate shares of Company Stock and cash among the holders of the Seller Stock in good faith and in such a manner as Company reasonably determines to be fair and equitable, or to vary the number of shares of Company Stock to be issued in the Bank Merger, in a manner such that the number of shares of Company Stock to be issued in the Bank Merger shall be equal to the Aggregate Company Share Amount.

(v) Notwithstanding any other provision of this Agreement (other than Section 2.7(c)(iv) hereof), if any share of Seller Dissenting Shares fails to become Seller Perfected Dissenting Shares, such Seller Dissenting Shares shall automatically be converted into and represent the right to receive the consideration for such shares provided in this Agreement, without interest thereon. The consideration payable for any such shares of Seller Dissenting Stock shall be payable in cash, in shares of Company Stock, or in such combination of cash and Company Stock as shall be determined by Company as being necessary or appropriate to preserve the status of the Bank Merger as a “reorganization” within the meaning of section 368(a) of the Code.

(d) The calculations required by Section 2.7(c) shall be prepared by Company prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Company and furnished to Seller at least two Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of Company Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

2.8 Stock Options. Subject to the terms of the Seller Stock Option Plan, each person who holds one or more options to purchase Seller Stock shall be permitted to exercise any options granted under the Seller Stock Option Plan, prior to the Effective Time of the Bank Merger, in accordance with the terms of the Seller Stock Option Plan. Seller will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Seller or holder as permitted by applicable law. For any options not exercised prior to the Effective Time of the Bank Merger, each optionee shall receive, at his election, for each option share (i) cash, in consideration of the termination of such option, equal to the difference between the Per Share Cash Consideration and the exercise price per share of the Seller Stock Option or (ii) shares of Company Stock, in consideration of the termination of such option, equal to the difference between the Per Share Cash Consideration and the exercise price per share of the Seller Stock Option divided by the Average Closing Price. Additionally, Alan L. Douglas, the current Chairman and Chief Executive Officer of Seller, and continuing employees may receive a substitute option pursuant to Section 9.2 hereof.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY AND BANK

Company and Bank represent and warrant to Seller as follows:

3.1 Incorporation, Standing and Power. Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and is registered as a bank holding company under the BHC Act. Bank has been duly incorporated and is validly existing as a national banking association under the laws of the United States and is authorized by the OCC to conduct a general banking business. Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Company and Bank have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Company or Bank nor the location of any of their respective properties requires that Company or Bank be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would, individually or in the aggregate, have a materially adverse effect on the financial condition, results of operation or business of Company on a consolidated basis.

3.2 Capitalization. As of March 31, 2005, the authorized capital stock of Company consisted of (i) 10,000,000 shares of Company Stock, of which 5,263,123 shares were outstanding and (ii) 1,000,000 shares of $0.001 par value preferred stock of which no shares were outstanding. As of the date of this Agreement, the authorized capital stock of Bank consists of 40,000,000 shares of Bank Stock, of which 2,407,065 shares are outstanding and are owned by Company without Encumbrance. All the outstanding shares of Company Stock and Bank Stock are duly authorized, validly issued, fully paid, nonassessable (except in the case of Bank to the extent provided in 12 USC 55) and without preemptive rights. Except for Company Stock Options covering shares of Company Stock granted pursuant to the Company Stock Option Plans and except as set forth in Company’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or Bank Stock or any other securities convertible into such stock, and neither Company nor Bank is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

3.3 Subsidiaries. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

3.4 Financial Statements. Company has previously furnished to Seller a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly the consolidated financial condition of Company as of the respective dates indicated and its consolidated results of operations for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Company have been conducted in accordance with generally accepted auditing standards. The books and records of Company and Bank are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Company and (ii) of liabilities incurred since December 31, 2004 in the ordinary course of business and consistent with past practice, neither Company nor Bank has any liabilities, whether absolute, accrued, contingent or otherwise.

3.5 Authority of Company and Bank. The execution and delivery by Company and Bank of this Agreement and, subject to the requisite approval of Company as the sole shareholder of Bank, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and Bank, and this Agreement is a valid and binding obligation of Company and Bank enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Neither the execution and delivery by Company and Bank of this Agreement, the consummation of the Bank Merger or the transactions contemplated herein, nor compliance by

Company and Bank with any of the provisions hereof, will: (a) violate any provision of their respective Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Company or Bank is a party, or by which Company or Bank or any of their respective properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Company on a consolidated basis; or (c) violate any Rule applicable to Company or Bank or any of their respective properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Company or Bank, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Company and Bank of this Agreement or the consummation by Company and Bank of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by Company as the sole shareholder of Bank; (ii) such approvals or notices as may be required by the FRB, the DFI and the OCC; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Company’s Disclosure Letter.

3.6 Litigation. Except as set forth in Company’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Company’s and Bank’s knowledge threatened, against Company, Bank or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Company or Bank. There are no judgments, decrees, stipulations or orders against Company enjoining it or any of its directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Company or Bank. To the knowledge of Company and Bank, neither Company nor Bank is not a party to any pending or, to the knowledge of any of its officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

3.7 Compliance with Laws and Regulations. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it or any agreement with any Governmental Entity, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Company or Bank.

3.8 Absence of Material Change. Since December 31, 2004, the businesses of Company and Bank have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Company’s Disclosure Letter, there has not occurred since December 31, 2004 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Company or Bank.

3.9 Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Company nor Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.10 SEC Reports. As of the respective dates, since December 31, 2002, Company has timely filed all SEC Reports required to be filed by it and none of Company’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading.

3.11 Regulatory Approvals. To the knowledge of Company and Bank, Company and Bank have no reason to believe that they would not receive all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.12 Performance of Obligations. Company and Bank has each performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Company and Bank’s knowledge, no party with whom either has an agreement that is material to its business is in default thereunder.

3.13 Licenses and Permits. Each of Company and Bank has all licenses and permits that are necessary for the conduct of its businesses, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Company. The properties and operations of Company and Bank are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.14 Undisclosed Liabilities. Except as set forth in Company’s Disclosure Letter neither Company nor Bank has any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Company or (b) incurred subsequent to December 31, 2004 in the ordinary course of business. Neither Company nor Bank knows of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, financial condition or results of operations of Company that is not fairly reflected in the Financial Statements of Company or otherwise disclosed in this Agreement.

3.15 Accounting Records. Each of Company and Bank maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Company or Bank which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

3.16 Absence of Adverse Agreements. Neither Company nor any of its subsidiaries is a party to any agreement or instrument, nor is Company or any such subsidiary subject to any judgment, order, decree, rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may materially and adversely affect the financial condition, results of operations, business or prospects of Company or any subsidiary of Company.

3.17 Disclosure. Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.18 Bank Secrecy Act. Neither Company nor Bank has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.19 Brokers and Finders. Except as provided in Company’s Disclosure Letter with copies of any such written agreements attached, neither Company nor Bank is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Company or Bank to any broker or finder.

3.20 Insurance. Company and Bank have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Company’s Disclosure Letter, neither Company nor Bank is in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Company and Bank are sufficient for compliance by them with all material requirements of law and regulations and agreements to which they are subject or are a party.

3.21 Taxes. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Company’s Disclosure Letter, Company and Bank have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Company and Bank in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Company or Bank and, to the extent required by GAAP, reflected in the Financial Statements of Company, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. To the knowledge of Company and Bank, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Company’s Disclosure Letter.

3.22 Loan Portfolio. Company’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Bank of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Bank’s allowance for loan losses is and will be at the Effective Time adequate in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity.

3.23 Operating Losses. Company’s Disclosure Letter sets forth any Operating Loss (as hereinafter defined), which has occurred at Company or Bank during the period after December 31, 2004. To the knowledge of Company and Bank, no action has been taken or omitted to be taken by an employee of Company or Bank that has resulted in the incurrence by Company or Bank of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2004, which, net of any insurance proceeds payable in respect thereof, would exceed $100,000.

3.24 Environmental Matters. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and Bank, (i) Company and Bank are in compliance with all Environmental Laws (as hereinafter defined); (ii) there are no Tanks (as hereinafter defined) on or about any Company Property; (iii) there are no Hazardous Materials (as hereinafter defined) on, below or above the surface of, or migrating to or from Company Property; (iv) Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Company and Bank, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Company or Bank or concerning property securing Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property or property securing Bank’s loans, relating to the foregoing representations (i)—(iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Company on a consolidated basis. “Company Property” shall mean real estate currently owned, leased, or otherwise used by Company or Bank, or in which either has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Bank in its capacity as a trustee or otherwise. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Company or Bank without the imposition of any duty of inquiry beyond that required in Bank’s lending policies.

3.25 Financial Resources. Except as set forth in Company’s Disclosure letter, Company has the financial resources and liquidity to complete the transactions contemplated by this Agreement, including the payment of a dividend by the Bank to the Company. Bank is legally able to pay such a dividend and there are no legal, regulatory or other restrictions of any kind which will adversely affect its ability to pay such a dividend.

3.26 Employees. There are no controversies pending or threatened between Company or the Bank and any of their employees that are likely to have a material adverse effect on Company’s or the Bank’s business, financial condition or results of operation. Neither Company nor Bank is a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Company and Bank as follows:

4.1 Incorporation, Standing and Power. Seller has been duly incorporated and is validly existing as a California state bank under the laws of the state of California and is authorized by the DFI to conduct a general banking business. Seller’s deposits are insured by the FDIC in the manner and to the extent provided by law. Seller has all requisite corporate power and authority to own, lease and operate Seller’s properties and assets and to carry on Seller’s business as presently conducted. Neither the scope of the business of Seller nor the location of any of Seller’s properties requires that Seller be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would have a materially adverse effect on the financial condition, results of operation or business of Seller.

4.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Seller consists of (i) 15,000,000 shares of Seller Stock, of which 950,114 shares are outstanding and (ii) 10,000,000 shares of preferred stock, of which none are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable, and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option.

4.3 Subsidiaries. Except as set forth in Seller’s Disclosure Letter, Seller does not own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person.

4.4 Financial Statements. Seller has previously furnished to Company a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) present fairly the financial condition of Seller as of the respective dates indicated and its results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Seller have been conducted in accordance with generally accepted auditing standards. The books and records of Seller are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Seller and (ii) of liabilities incurred since December 31, 2004 in the ordinary course of business and consistent with past practice, Seller does not have any liabilities, whether absolute, accrued, contingent or otherwise.

4.5 Authority of Seller. The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the shareholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforce ability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles and by Section 8(b)(6)(D) of the Federal Deposit Insurance Act, 12 USC 1818(b)(6)(D). Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Bank Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will: (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have consequences materially adverse to Seller; or (c) violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Bank Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller; (ii) such approvals or notices as may be required by the FRB, the DFI and the OCC; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Seller’s Disclosure Letter.

4.6 Insurance. Seller has policies of insurance and bonds covering Seller’s assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for Seller’s business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, Seller has not received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller is sufficient for compliance by Seller with all material requirements of law and regulations and agreements to which Seller is subject or is a party.

4.7 Title to Assets. Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment with a gross book value of $50,000 or more, or having an annual lease payment of $25,000 or more, owned or leased by Seller. Seller has good and marketable title to all of Seller’s properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter.

4.8 Real Estate. Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned by Seller, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller is a party. Seller has good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Seller’s Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller; or (d) as set forth in Seller’s Disclosure Letter. Seller, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Seller, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller, there has not occurred under any such lease any breach, violation or default. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller has not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller, all properties and assets used by Seller are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Seller enjoys peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller is the lessee, and, to the knowledge of Seller, all leases to which Seller is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller is not in default with respect to any such lease, and to the knowledge of the officers of Seller no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9 Litigation. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Seller’s knowledge is one threatened, against Seller or against any of Seller’s directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller. There are no judgments, decrees, stipulations or orders against Seller enjoining Seller or any of Seller’s directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller. To the knowledge of Seller, Seller is not a party to any pending or, to the knowledge of any of its Executive Officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

4.10 Taxes. Except as set forth in Seller’s Disclosure Letter, Seller has filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Seller and has paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller has filed all required payroll tax returns, has fulfilled all tax withholding obligations and has paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Seller and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller and lists each tax case of Seller currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent’s report issued to Seller within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller. To the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter.

4.11 Compliance with Laws and Regulations. Except as set forth in Seller’s Disclosure Letter, Seller is not in default under or in breach of any provision of its Charter Documents or any Rule promulgated by any Governmental Entity having authority over it, where such default or breach would have a material adverse effect on the business, financial condition or results of operations of Seller.

4.12 Performance of Obligations. Seller has performed all of the obligations required to be performed by it to date and is not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Seller’s knowledge, no party with whom Seller has an agreement that is material to its business is in default thereunder.

4.13 Employees. There are no controversies pending or threatened between Seller and any of Seller’s employees that are likely to have a material adverse effect on Seller’s business, financial condition or results of operation of Seller. Seller is not a party to any collective bargaining agreement with respect to any of its employees or any labor organization to which its employees or any of them belong.

4.14 Brokers and Finders. Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, Seller is not a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15 Absence of Material Change. Since December 31, 2004, the business of Seller has been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2004 any event that has had or may reasonably be expected to have a material adverse effect on the business, prospects, financial condition or results of operation of Seller.

4.16 Licenses and Permits. Seller has all licenses and permits necessary for the conduct of its business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Seller. The properties and operations of Seller are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

4.17 Undisclosed Liabilities. Except as set forth in Seller’s Disclosure Letter Seller does not have any liabilities or obligations, either accrued or contingent, that are material to it and that have not been: (a) reflected or disclosed in the Financial Statements of Seller or (b) incurred subsequent to December 31, 2004 in the ordinary course of business. Seller does not know of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a material adverse change in the business, prospects, financial condition or results of operations of Seller that is not fairly reflected in the Financial Statements of Seller or otherwise disclosed in this Agreement.

4.18 Employee Benefit Plans.

(a) Except as set forth in Seller’s Disclosure Letter, Seller does not have any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA nor has Seller ever sponsored or maintained any such plan.

(b) Seller’s Disclosure Letter sets forth copies and descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2004. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Seller since December 31, 2004, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 2004. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or benefit arrangement covering any employee of Seller which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c) With respect to all Seller Benefit Arrangements, Seller is in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d) Except for the contracts set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller within a period of 30 days following the Effective Time of the Bank Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e) Notwithstanding any statement or indication in this Agreement to the contrary, except as set forth on Seller’s Disclosure Letter, there are no Seller Benefit Arrangements as to which Seller or Company/Bank will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f) None of the Seller Benefit Arrangements nor any trust created thereunder has ever incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, Seller has no unfunded liability under ERISA in respect of any of the Benefit Arrangements. Seller has made all contributions and paid all amounts due and owing under all of the Seller Benefit Arrangements. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service and Seller does not know of any fact, which could adversely affect the qualified status of any such Benefit Arrangement. All amendments required to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Benefit Arrangement, ERISA, the Code or any other applicable laws have been timely made. The Financial Statements of Seller properly reflect all amounts required to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g) There has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller as the “Employer” or “Sponsor” under the Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h) Seller has not used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangement or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity or (iv) leased employees, as that term is defined in section 414(n) of the Code.

4.19 Corporate Records. The Charter Documents of Seller and all amendments thereto to the date hereof (true, correct and complete copies of which are set forth in Seller’s Disclosure Letter) are in full force and effect as of the date of this Agreement. The minute books of Seller, together with the documents and other materials incorporated therein by reference, reflect all meetings held and contain complete and accurate records of all corporate actions taken by the board of directors of Seller (or any committees thereof) and stockholders. Except as reflected in such minute books, there are no minutes of meetings or consents in lieu of meetings of the board of directors (or any committees thereof) or of the stockholders of Seller.

4.20 Accounting Records. Seller maintains accounting records which fairly and validly reflect, in all material respects, its transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller, which is not easily, and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

4.21 Offices and ATMs. Set forth in Seller’s Disclosure Letter is a list of the headquarters of Seller (identified as such) and each of the offices and automated teller machines (“ATMs”) maintained and operated (or to be maintained and operated) by Seller (including, without limitation, representative and loan production offices and operations centers) and the location thereof. Except as set forth in Seller’s Disclosure Letter, Seller maintains no other office or ATM and conducts business at no other location, and Seller has not applied for nor received permission to open any additional branch nor operate at any other location. Each ATM maintained and operated by Seller is triple DES compliant.

4.22 Loan Portfolio. Seller’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller of $25,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller’s allowance for loan losses is and will be at the Effective Time adequate in accordance with GAAP in all materials respects and in accordance with all applicable regulatory requirements of any Governmental Entity.

4.23 Power of Attorney. Except as set forth in Seller’s Disclosure Letter, Seller has not granted any Person a power of attorney or similar authorization that is presently in effect or outstanding.

4.24 Operating Losses. Seller’s Disclosure Letter sets forth any Operating Loss, which has occurred at Seller during the period after December 31, 2004. To the knowledge of Seller, no action has been taken or omitted to be taken by an employee of Seller that has resulted in the incurrence by Seller of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2004, which, net of any insurance proceeds payable in respect thereof, would exceed $25,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.25 Environmental Matters. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, (i) Seller is in compliance with all Environmental Laws; (ii) there are no Tanks on or about Seller Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Seller Property; (iv) Seller does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Seller, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or concerning property securing Seller loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property or property securing Seller loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a material adverse effect on the business, financial condition, results of operations or prospects of Seller. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller, or in which Seller has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller in its capacity as a trustee or otherwise. For purposes of this Agreement, the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Tank” shall mean treatment or storage Tanks, sumps, or water, gas or oil wells and associated piping transportation devices. “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable state and local laws, including without limitation, the Carpenter-Presley-Tanner Hazardous Substance Account Act (State Superfund), the Porter-Cologne Water Quality Control Action, Section 25140, 25501(j) and (k); 25501.1.25281 and 25250.1 of the California Health and Safety Code and/or Article I of Title 22 of the California Code of Regulations, Division 4, Chapter 30; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB’s), asbestos or urea formaldehyde foam insulation. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Seller without the imposition of any duty of inquiry beyond that required in Seller’s lending policies.

4.26 Community Reinvestment Act. Seller received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller has not been advised of any concerns regarding Seller’s compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

4.27 Derivatives. Seller is not a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

4.28 Bank Secrecy Act. Except as set forth in Seller’s Disclosure Letter, Seller has not been advised of any current or pending supervisory concerns regarding its compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.29 Material Contracts. Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), Seller is not a party or otherwise subject to:

(a) any employment, deferred compensation, bonus or consulting contract;

(b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

(c) any contract or agreement that would restrict Company or the Surviving Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d) any collective bargaining agreement or other such contract or agreement with any labor organization;

(e) any lease of real or personal property providing for annual lease payments by or to Seller in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Seller is lessor and leases of real property presently used by Seller as banking offices.

(f) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller’s business) in personal property having a value of $25,000 or more;

(g) any stock purchase, stock option, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more;

(i) any agreement for the sale of any property or assets in which Seller has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(j) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller);

(k) any restrictive covenant contained in any deed to or lease of real property owned or leased by Seller (as lessee) that materially restricts the use, transferability or value of such property;

(l) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

(m) any supply, maintenance or landscape contracts not terminable by Seller without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

(n) other than as disclosed with reference to subparagraph (k) of this Section 4.29, any agreement which would be terminable other than by Seller or as a result of the consummation of the transactions contemplated by this Agreement;

(o) any contract of participation with any other bank in any loan entered into by Seller subsequent to December 31, 2004 in excess of $25,000, or any sales of assets of Seller with recourse of any kind to Seller, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(p) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Seller other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Seller’s business;

(q) any material agreement, arrangement or understanding not made in the ordinary course of business;

(r) any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller;

(s) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Seller upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or

(t) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI, FDIC, FRB or any other regulatory agency.

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.30 Trust Administration. Seller does not presently exercise trust powers, including, but not limited to, trust administration, and has not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term “trusts” as used in this Section 4.30 includes (i) any and all common law or other trusts between an individual, corporation or other entities and Seller, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents’ estates where Seller is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Seller is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Seller is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

4.31 Regulatory Approvals. To the knowledge of Seller, except as described in Seller’s Disclosure Letter, Seller has no reason to believe that all required approvals from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.32 Indemnification. Seller is not a party to any indemnification agreement with any of its present officers, directors, employees, agents or other persons who serve or served in any capacity with any other enterprise at the request of Seller, and to the knowledge of Seller, there are no claims for which any of such persons would be entitled to indemnification by Seller if such provisions were deemed in effect, except as set forth in Seller’s Disclosure Letter.

4.33 Intellectual Property. Except as set forth in Seller’s Disclosure Letter, Seller owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in Seller’s business; and Seller has not received any notice with respect thereto that asserts the rights of others. Seller has in all material respects performed all the obligations required to be performed by Seller, and is not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

4.34 Investment Securities. Seller has set forth on its Disclosure Letter a list of each Investment Security held by Seller on March 31, 2005. Such list sets forth, with respect to each such Investment Security: (i) the issuer thereof; (ii) the outstanding balance or number of shares; (iii) the maturity, if applicable; (iv) the title of issue; and (v) the classification under SFAS No. 115.

4.35 Certain Interests. Seller’s Disclosure Letter sets forth a description of each instance in which an officer or director of Seller (a) has any material interest in any property, real or personal, tangible or intangible, used by or in connection with the business of Seller; (b) is indebted to Seller except for normal business expense advances; or (c) is a creditor (other than as a deposit holder) of Seller except for amounts due under normal salary and related benefits or reimbursement of ordinary business expenses. Except as set forth in the Seller’s Disclosure Letter, all such arrangements are arm’s length transactions pursuant to normal commercial terms and conditions and comply with all Rules.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF

COMPANY AND BANK AFTER THE DATE HEREOF

Company and Bank covenant and agree with Seller as follows:

5.1 Material Adverse Changes; Reports; Financial Statements; Filings.

(a) Company and Bank will promptly notify Seller (i) of any event of which Company or Bank obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of either Company or Bank; or (ii) in the event Company or Bank determine that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 may not be satisfied.

(b) Company and Bank will furnish to Seller, as provided in Section 11.12 of this Agreement, as soon as practicable, but in no event later than 20 days after the end of the month (i) monthly unaudited consolidated balance sheets and statements of operations for Company and Bank; (ii) as soon as available, all letters and communications sent by Company to its shareholders and all reports filed by Company or Bank with the SEC, the FRB, the OCC and any other Governmental Entity; and (iii) all regulatory applications relating to the transactions contemplated by this Agreement and all correspondence relating thereto.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Company, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Company and Bank for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

5.2 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Company or Bank shall not, without prior written consent of Seller (which consent shall not be unreasonably withheld and which consent shall be deemed granted if within five (5) Business Days of Seller’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Company and Bank):

(1) amend, modify, terminate or fail to renew or preserve their material Permits;

(2) amend or modify its Charter Documents except as contemplated hereby;

(3) agree or make any commitment to take any actions prohibited by this Section 5.2;

(4) take any action which would or is reasonably likely to (i) adversely affect the ability of Company or Bank to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s or Bank’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s or Bank’s obligations hereunder, as set forth in Article 8 herein not being satisfied;

(5) knowingly take or cause to be taken any action, which would disqualify the Bank Merger as a “reorganization” within the meaning of Section 368 of the Code; and

(6) enter into or complete any transaction for (i) the acquisition, merger or consolidation of the Company or the Bank where the Company or the Bank, as the case may be, is not the surviving entity or (ii) the sale of all or substantially all of the assets of the Company or the Bank, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the Bank Merger and the other transactions contemplated by this Agreement; provided, however, the public or private sale of securities for cash consideration, the acquisition or disposition of loans or loan participations, investment securities and related activities in the ordinary course of the banking business shall not be prohibited by this provision.

(b) Between the date hereof and the Effective Time, Company and Bank shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable to its business; and

(2) maintain their assets and properties in good condition and repair, normal wear and tear excepted.

5.3 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Company and Bank shall amend or supplement the Company Disclosure Letter provided for herein pertaining to Company and Bank as necessary so that the information contained therein accurately reflects the then current status of Company and Bank and shall transmit copies of such amendments or supplements to Seller in accordance with Section 11.12 of this Agreement.

5.4 Bank Shareholder Approval. Bank will promptly take action necessary in accordance with applicable law and its Charter Documents to obtain the approval of its shareholder of the Bank Merger, this Agreement and related matters. Company shall vote all shares of Bank Stock which it owns in favor of the Bank Merger, this Agreement and related matters.

5.5 Consents and Approvals.

(a) Company and Bank will cooperate with Seller in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Company’s and Bank’s cooperation hereunder shall include, but not be limited to, providing all information concerning Company or Bank and their respective shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that the consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Company or Bank or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Company and Bank shall use its best efforts to obtain such consent prior to the Effective Time.

5.6 Compliance with Rules. Company and Bank shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Company or Bank.

5.7 Agreement of Bank Merger. As soon as practicable, Bank shall execute the Agreement of Bank Merger.

5.8 Insurance and Indemnification.

(a) Company and Bank shall permit Seller to use commercially reasonable efforts to extend the discovery period of its directors’ and officers’ liability insurance for a period of up to 48 months with respect to all matters arising from facts or events which occurred before the Effective Time for which Seller would have had an obligation to indemnify its directors and officers; provided, however, that the total aggregate costs to Seller, Company and Bank of the premiums for such coverage shall not exceed 160% of the current annual amount expended by Seller (the “Insurance Amount”). If Company is unable to maintain or obtain the insurance called for by this Section 5.8 as a result of the preceding provision, Company shall use commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount with respect to acts or omissions occurring prior to the Effective Time of the Merger by such directors and officers in their capacities as such. If Company shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Company shall assume the obligations set forth in this Section 5.8.

(b) For a period of 48 months after the Effective Time, Company shall, and shall cause its subsidiaries to, maintain and preserve the rights to indemnification of officers and directors provided for in the Charter Documents of Seller as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including, without limitation, the Bank Merger and the other transactions contemplated by this Agreement, to the extent such rights to indemnification are not in excess of the maximum permitted by applicable state or federal laws or regulatory authorities.

(c) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each director or officer of Seller and his or her heirs and representatives. There shall be no duplication of benefits pursuant to Section 5.8 (a) and (b).

5.9 Rule 144 Compliance. From and after the Effective Time, Company shall file all reports with the SEC necessary to permit the shareholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Seller Stock to sell Company Stock received by them in connection with the Bank Merger pursuant to Rules 144 and 145(d) under the 1933 Act if they would otherwise be so entitled; provided, however, that Company is otherwise required by Rule to file such reports with the SEC.

5.10 Access. Company and Bank will authorize and permit Seller, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Company and Bank, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Seller may from time to time reasonably request. Company and Bank shall permit Seller, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Company and Bank with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Seller considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Company and Bank, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Company and Bank will cause Deloitte & Touche LLP to make available to Seller, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Company and Bank as may be requested by Seller in connection with its review of the foregoing matters.

5.11 Certain Loans and Other Extensions of Company. Company will promptly inform Seller of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Bank as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Company will furnish to Seller, as soon as practicable, and in any event by the earlier of (i) 5 Business Days of the information becoming available or (ii) 20 days after the occurrence of such event, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $100,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $100,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $100,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $100,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Bank to any director, officer, or employee of Company or Bank, or any shareholder holding 5% or more of the capital stock of Company, including with respect to each such loan or lease, the identity and, to the best knowledge of Company, the relation of the borrower to Company or Bank, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $100,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section, and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $1,000,000, originated on or after the date of the schedule previously provided to Seller (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $1,000,000, showing with respect to each, the credit type and the office.

ARTICLE 6

AGREEMENTS WITH RESPECT TO

CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Company and Bank as follows:

6.1 Access. (a) Seller will authorize and permit Company, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Company may from time to time reasonably request. Seller shall permit Company, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Company considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Seller will cause Vavrinek, Trine, Day & Co., LLP to make available to Company, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Company in connection with its review of the foregoing matters.

(b) The Chairman of the Board or President of Company, or in their absence another representative of Company shall be invited by Seller to attend all regular and special Board of Directors and committee meetings of Seller from the date hereof until the Effective Time. Seller shall inform Company of all such Board meetings at least 5 Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Company shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Seller under this Agreement.

6.2 Material Adverse Changes; Reports; Financial Statements; Filings.

(a) Seller will promptly notify Company (i) of any event of which Seller obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of Seller;

(ii) in the event Seller determines that it is possible that the conditions to the performance of Company set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the best knowledge of Seller, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller of the services of any Executive Officer of Seller (no knowledge will be imputed to Seller for purposes of this subsection (a)(iii) of any such event, development or circumstance if it is known only by the Executive Officer whose services will be lost).

(b) Seller will furnish to Company, as provided in Section 11.12 of this Agreement, as soon as practicable, but in no event later than 20 days after the end of the month (i) a copy of any report submitted to the board of directors of Seller and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Seller need not furnish Company any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller under this Agreement; (ii) monthly unaudited balance sheets and statements of operations for Seller; (iii) as soon as available, all letters and communications sent by Seller to its shareholders and all reports filed by Seller with the DFI and FDIC and any other Governmental Entity; and (iv) such other reports as Company may reasonably request relating to Seller.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such financial statements fairly present the financial condition and results of operations of Seller for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

6.3 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, Seller shall not, without prior written consent of Company (which consent shall not be unreasonably withheld and which consent [except with respect to subparagraph (29) of this Section 6.3(a)] shall be deemed granted if within five (5) Business Days of Company’s receipt of written notice of a request for prior written consent, written notice of objection is not received by Seller):

(1) amend, modify, terminate or fail to renew or preserve its material Permits;

(2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3) enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract;

(4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Seller Stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $50,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $100,000;

(6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except (i) in the ordinary course of business and consistent with past practice or established practices; or (ii) payment of bonuses on a pro-rated basis pursuant to Seller’s Management Incentive Plans_ or pursuant to any nondiscretionary bonus payments required by an employment agreement; or pay any severance or similar payment to any Person;

(7) grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except (i) in the ordinary course of business and consistent with past practice or established practices; or (ii) payment of bonuses on a pro-rated basis pursuant to Seller’s Management Incentive Plans or pursuant to any nondiscretionary bonus payments required by an employment agreement; or pay any severance or similar payment to any Person;

(8) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

(9) except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock, or any Equity Securities of Seller, or any other securities (including long term debt) of Seller;

(10) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Seller, or split, combine or reclassify any shares of its capital stock or other Equity Securities;

(11) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller;

(12) amend or modify its Charter Documents;

(13) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14) make any capital expenditures, or commitments with respect thereto, in excess of $10,000;

(15) make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16) make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Company in writing; file or amend any United States federal, foreign, state or local tax return without Company’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18) enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller is a party or bound;

(19) grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Company;

(20) agree or make any commitment to take any actions prohibited by this Section 6.3;

(21) change any of Seller’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22) take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23) reclassify any Investment Security from hold-to-maturity or available for sale to trading;

(24) sell any Investment Security prior to maturity, except in the ordinary course of business;

(25) knowingly take or cause to be taken any action which would disqualify the Bank Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26) settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms; and

(29) grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $250,000 on an unsecured basis or $500,000 on a secured basis. Consent shall be deemed granted if within one Business Day of written notice delivered to Bank’s Chief Credit Officer, written notice of objection is not received by Seller.

(b) Between the date hereof and the Effective Time, Seller shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable Seller’s business and conduct Seller’s business in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2) use its reasonable best efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3) promptly upon learning of such information, advise Company in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4) promptly notify Company regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller; and

(5) maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

6.4 Certain Loans and Other Extensions of Seller. Seller will promptly inform Company of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Company, as soon as practicable, and in any event by the earlier of (i) 5 Business Days of the information becoming available or (ii) 20 days after the occurrence of such event, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the best knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $25,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Company (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office.

6.5 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Seller shall amend or supplement the Seller Disclosure Letter provided for herein pertaining to Seller as necessary so that the information contained therein accurately reflects the then current status of Seller and shall transmit copies of such amendments or supplements to Company in accordance with Section 11.12 of this Agreement.

6.6 Shareholder Approval. Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the “Seller Shareholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Bank Merger. In connection with the Seller Shareholders’ Meeting, (i) the Board of Directors of Seller shall, subject to the Board’s fiduciary duties, recommend shareholder approval of the Bank Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable best efforts to obtain such shareholder approval by the largest possible percentage and (iii) Seller shall use its reasonable best efforts to cause the number of Seller perfected dissenting shares to be the least possible number. The board of directors of Seller shall not, in a manner adverse to Company, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.12) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.12.

6.7 Consents and Approvals.

(a) Seller will cooperate with Company in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller shall obtain such consent prior to the Effective Time.

6.8 Preservation of Employment Relations Prior to Effective Time. Seller will use its reasonable best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller through the Effective Time.

6.9 Compliance with Rules. Seller shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Seller.

6.10 Seller Benefit Arrangements. Seller and any effected officers, directors or employees shall mutually terminate all Seller Benefit Arrangements (including Seller’s 401k Plan with continuing employees being eligible to roll their distributions into Company’s 401k Plan), without the imposition of any liability therefor to Company, Bank or any other Party.

6.11 Agreement of Merger. As soon as practicable, Seller shall execute the Agreement of Bank Merger.

6.12 No Shop. Seller shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, (with written direction to such foregoing Persons not to take any of such actions), and Seller shall promptly notify Company (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock; a solicitation of proxies in opposition to approval of the Bank Merger by Seller shareholders; or a public announcement by another Person (besides the Company or Bank) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Seller from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the Board of Directors of Seller concludes in good faith that the Competing Transaction, if consummated, would result in a transaction more favorable to holders of Seller Stock than the transaction contemplated by this Agreement; (B) the Board of Directors of Seller determines in good faith based upon the written advice of outside counsel that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) at least 48 hours prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the Board of Directors of Seller notifies Company of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller.

6.13 Affiliates. Within fifteen (15) days of the execution of this Agreement, (a) Seller shall deliver to Company a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit 6.13. Seller shall use reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit 6.13 hereto as soon as practicable after obtaining such status.

6.14 Access to Operations. Within thirty (30) Business Days prior to the Effective Day, Seller shall afford to Company and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Bank Merger. Company shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Company and Seller. Company’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

6.15 Access to Employees. Company shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Seller who will become employees of

Company. Such training shall be at the expense of Company and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Company. At the request of Company, Company shall compensate employees, in accordance with Seller’s customary policies and practices, for the employee’s time being trained by Company. Seller shall cooperate with Company to make such employees available for such training prior to Closing. Training shall not exceed 40 hours per employee. All travel and other reimbursable expense incurred by the employee for training are Company’s responsibility. Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Company, Bank or Seller.

6.16 Stock Options. Prior to the Effective Time, Seller shall (a) use its best efforts to cause each holder of Seller Stock Options, as listed in its Disclosure Letter, (except for Alan L. Douglas and/or continuing employees) to exchange any unexercised options prior to the Effective Time for the cash or Company Stock set forth in Section 2.8 and (b) take all actions necessary to cancel and terminate the Seller’s 1997 Stock Option Plan, such cancellation and termination to be effective at the Effective Time. Each holder of such canceled Seller Stock Option shall acknowledge that upon payment of such amount set forth in Section 2.8, no further liability shall accrue to Seller or any successor thereto.

ARTICLE 7

FURTHER COVENANTS OF COMPANY AND SELLER

7.1 S-4 and Proxy Statement.

(a) As promptly as practicable, Company and Seller shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4. Each of the parties will use its respective best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Subject to the provisions of Section 11.1(d), Company shall pay all third party costs (except Seller’s legal and accounting fees) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators as well as the costs of printing and mailing the Proxy Statement. At the time the S-4 becomes effective, the S-4 will comply in all material respects with the provisions of Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the times of mailing thereof to the Seller’s and the Company’s shareholders, at the times of the Seller and Company Shareholders’ Meetings and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(b) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Seller and Company to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(c) Company shall take all required action with appropriate Governmental Entities under state securities or blue sky laws in connection with the issuance of Company Stock pursuant to this Agreement.

7.2 Filings. Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable statutes, rules and regulations enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

7.3 Applications. No later than 30 days following the execution of this Agreement, Company will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies necessary to consummate the transactions contemplated hereby. Company shall afford Seller a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof as well as all correspondence and comment letters relating to such applications. The Parties covenant and agree that the S-4 and the Proxy Statement and all applications to the appropriate Governmental Entities for approval or consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Company will use its best efforts to obtain all required regulatory approvals or consents and Seller shall cooperate with Company and Bank in such efforts.

7.4 Further Assurances. Company and Seller agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Bank Merger and the transactions contemplated in this Agreement. Company, Bank, and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5 Listing of Company Stock. Company shall use its best efforts to have the shares of Company Stock to be issued in the Bank Merger listed on the NASDAQ National Market as of the Effective Date or as soon thereafter as is practicable.

7.6 Establishment of Accruals. If requested by Company, on the business day immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Company and Bank (as such practices and methods are to be applied to Seller from and after the Effective Time) and reflect Company’s plans with respect to the conduct of Seller’s business following the Bank Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller contained in the Agreement or constitute a material adverse change in the business, operations, prospects or financial condition of Seller.

ARTICLE 8

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Company and Bank, on the one hand, and Seller, on the other, to consummate the Bank Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the shareholders of Seller.

(b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, the Bank Merger substantially in the form contemplated by this Agreement, unless counsel to the Party against whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

(c) On or before December 31, 2005, (i) the Parties shall have received any required Consent from the FRB, the DFI and the OCC and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Company or the Surviving Bank after the Bank Merger that Company reasonably and in good faith concludes would materially adversely affect the financial condition, prospects or operations of any Party or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Bank Merger and permit the Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Seller, at or prior to the Effective Time, and all required waiting periods shall have expired.

(d) No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Bank Merger substantially in the form contemplated by this Agreement or which would not permit the businesses presently carried on by Seller, Company or Bank to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

(e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a material adverse effect on the business, financial condition, prospects or results of operations of Company on a consolidated basis.

(f) The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Company shall have received all state securities or “Blue Sky” permits and other authorizations necessary to issue the Company Stock to consummate the Bank Merger.

(g) Seller and Company shall have received from Katten, Muchin, Zavis & Rosenman, an opinion reasonably satisfactory to each of them to the effect that the Bank Merger shall not result in the recognition of gain or loss for federal income tax purposes to Seller, Company or Bank, nor shall the issuance of Company Stock result in the recognition of gain or loss by the holders of Seller Stock who receive such stock in connection with the Bank Merger, and that such holders will be entitled to carryover the basis of their Seller Stock and tack holding periods relating thereto. Such opinion shall be dated prior to the date of the Proxy Statement is first mailed to the shareholders of Seller and Company and such opinion shall not have been withdrawn or modified in any material respect.

8.2 Additional Conditions to Obligations of Company and Bank to Close. The obligations of Company and Bank to consummate the Bank Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Bank Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholders of Seller.

(b) The representations and warranties of Seller contained in Article 4 of this Agreement shall have been true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time;

and Company shall have received a certificate to that effect dated the Effective Time and executed on behalf of Seller by its chief executive officer and chief financial officer.

(c) Each of the covenants and agreements of Seller contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Company shall have received a certificate to that effect dated the Effective Time and executed by the chief executive officer and chief financial officer of Seller.

(d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Seller that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, prospects or results of operations of Seller, whether or not such event, change or effect is reflected in Seller’s Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Company shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Seller.

(e) Concurrently with the execution of this Agreement, each director shall have executed and delivered to Company a Directors Agreement, substantially in the form required by Section 2.6.

(f) Within 30 days of the execution of this Agreement, Company shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of the agreement required by Section 6.13.

(g) Company shall have received satisfactory evidence that all of Seller’s Benefit Arrangements have been treated as provided in Article 6 of this Agreement.

(h) Company shall have received the written resignation of each director of Seller dated as of the Effective Date.

8.3 Additional Conditions to Obligations of Seller to Close. The obligations of Seller to consummate the Bank Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Bank Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the respective boards of directors and shareholders of Company and Bank, as the case may be.

(b) The representations and warranties of Company and Bank contained in Article 3 of this Agreement shall be true and correct in all material respects (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Seller shall have received a certificate to that effect dated the Effective Time and executed on behalf of Company and Bank by their respective chief executive officer and chief financial officer.

(c) The covenants and agreements of Company and Bank to be performed at or before the Effective Time shall have been duly performed in all material respects; and Seller shall have received one or more certificates to that effect dated the Effective Time and executed by the respective chief executive officer and chief financial officer of Company and Bank.

(d) During the period from the date of this Agreement to the Effective Time, there shall not have occurred any event related to the business, condition (financial or otherwise), prospects, capitalization or properties of Company or Bank that has had or could reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Surviving Bank or Company, whether or not such event, change or effect is reflected in Company’s Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Seller shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Company and Bank.

(e) Prior to or concurrent with the execution of this Agreement, Seller shall have received a fairness opinion from Hoefer & Arnett, Inc. or another investment banking firm acceptable to Seller, to the effect that the Total Consideration is fair to Seller’s shareholders from a financial point of view and such fairness opinion will be affirmed by such investment banking firm when the Proxy Statement is mailed.

ARTICLE 9

EMPLOYEE BENEFITS

9.1 Employee Benefits. All employees of Seller, at the Effective Time, shall be entitled to participate in the Company Benefit Arrangements on the same basis as other similarly situated employees of Company or Bank. Each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Company’ sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company. Each employee of Seller (except for each officer and employee with an agreement in effect providing for benefits in the event of a change in control) employed by Seller at the Effective Time who is not offered employment by Bank will have the opportunity to receive severance benefits to be offered by the Bank in accordance with Bank’s severance plan.

9.2 Substitute Stock Options. Company shall grant, as of the Effective Time, substitute stock options to the continuing director and to each of those employees who will continue their employ with the Bank and who has at the Effective Time an outstanding Seller Stock Option and who has not elected to receive cash or stock pursuant to Section 2.8. Each substitute stock option so granted by Company to replace a Seller Stock Option shall be 100% vested and shall be exercisable for that number of whole shares of Company Stock equal to the product of (A) the number of shares of Seller Stock that were purchasable under such Seller Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of shares of Company Stock. Further, each substitute stock option so granted by Company to replace a Seller Stock Option shall provide for a per share exercise price which shall be equal to the quotient determined by dividing (A) the exercise price per share of Seller Stock at which such Seller Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Each substitute option shall have a duration equal to the remaining duration of the Seller Stock Option for which it is substituted and, in the case when an optionee receives a substitute option for a non-qualified Seller Stock Option, shall not terminate as a result of the holder of the substitute option not being an officer, employee or director of Company and/or Bank. Any substitute option granted by the Company to replace a Seller Stock Option which is an incentive stock option will, to the extent legally permissible, be an incentive stock option.

9.3 Employment Agreement. Concurrent with the execution of this Agreement, the Chief Executive Officer of Seller and Bank shall have initialed a term sheet for an employment agreement. Within thirty (30) days of the date hereof, the Chief Executive Officer of Seller and Bank shall have documented and executed an employment agreement based upon such term sheet.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Bank Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Seller as follows, and in no other manner:

(a) By mutual consent of Company and Bank, on the one hand, and Seller, on the other;

(b) By Company or Seller, (i) if any conditions set forth in Section 8.1 shall not have been met by December 31, 2005, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, all Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, consent or authorization requested;

(c) By Company, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, by December 31, 2005, or such earlier time as it becomes apparent that such condition cannot be met;

(d) By Company, if Seller should (i) materially breach any of its representations or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e) By Seller, if Company or Bank should (i) materially breach any of its representation or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default; or

(f) By Company, if the shareholders of Seller fail to approve this Agreement and the Bank Merger by the requisite vote at the Seller Shareholders’ Meeting; or

(g) By Company, if the Average Closing Price is less than $24.00, provided, however, that if the Company elects to terminate this Agreement pursuant to Section 10.1(g), Seller may render such election null and void, and thereby revive this Agreement, by agreeing to set the Aggregate Company Share Amount to 658,750 Company shares.

10.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other Party or Parties in connection with negotiating and implementing the transactions contemplated in this Agreement).

10.3 Waiver of Conditions. If any of the conditions specified in Section 8.2 have not been satisfied, Company and Bank may nevertheless, at their election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

10.4 Force Majeure. Company and Seller agree that, notwithstanding anything to the contrary in this Agreement, in the event this Agreement is terminated as a result of a failure of a condition, which failure is due to a natural disaster or other act of God, or an act of war or of terror, and provided neither Party has materially failed to observe the obligations of such Party under this Agreement, neither Party shall be obligated to the other Party to this Agreement for any expenses or otherwise be liable hereunder.

ARTICLE 11

GENERAL

11.1 Expenses/Termination_Expenses.

(a) Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(d), Seller shall promptly, and in any event within seven Business Days after such termination, pay Company $500,000.

(b) Company and Bank hereby agree that if this Agreement is terminated by Seller pursuant to Section 10.1(e), Company and Bank shall promptly, and in any event within seven Business Days after such termination, pay Seller $500,000. The payment obligations of Company and Bank set forth in the preceding sentence shall be deemed to be joint and several.

(c) Seller hereby agrees that if (i) (X) the board of directors of Seller fails to recommend approval of this Agreement and the Bank Merger to the shareholders of Seller or effects a Change in Recommendation, and this Agreement and the Bank Merger are not approved by the shareholders of Seller by the requisite vote at the Seller Shareholders’ Meeting, or (Y) a Competing Transaction is proposed between the date hereof and the time of the Seller Shareholders’ Meeting and the shareholders of Seller fail to approve this Agreement and the Bank Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Bank Merger, or (Z) this Agreement is terminated after a Competing Transaction is proposed and (ii) after the occurrence of (X), (Y) or (Z)), a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, within 12 months after the termination of this Agreement, then, upon the happening of any such events, it shall promptly pay Company $1,000,000. There shall be no duplication of remedy under this Section 11.1(c) and 11.1(a) and any payment to Company pursuant to Section 11.1(a) shall be credited towards the $1,000,000 payment provided for in this subsection.

(d) Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(f), Seller shall promptly, and in any event within seven Business Days after such termination, pay Company one-half of Company documented expenses (including, but not limited to, its legal and accounting fees, printing, mailing and filing fees and costs) incurred by the Company in connection with the S-4 and Seller Shareholders’ Meeting, but in no event shall such payment exceed $100,000.

(e) Except as otherwise provided herein and in Section 7.1, all expenses incurred by Company/Bank or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

(f) The amounts set forth in Section 11.1(a), (b) and (c) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 11.1(a), (b) and (c) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Section 11.1(a), (b) or (c), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement.

11.2 Amendments. To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Seller.

11.3 Disclosure Letter; Exhibits; Integration. Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, and exhibits constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4 Best Efforts. Each Party will use its best efforts to cause all conditions to the obligations of the Parties to be satisfied.

11.5 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of California except to the extent that the provisions of federal law are mandatorily applicable.

11.6 No Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Company/Bank or Seller, in whole or in part, without the prior written consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7 Headings. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8 Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9 Publicity and Reports. Company, Bank, and Seller shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10 Confidentiality. All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the OCC, the FRB, the DFI, the SEC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11 Specific Performance. Seller, Bank and Company each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12 Notices. Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and (a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Company or Bank, addressed to:

Michael J. Perdue

President

Community Bancorp Inc.

900 Canterbury Place, Suite 300

Escondido, CA 92025

Fax No. (760) 432-1119

With a copy addressed to:

John F. Stuart, Esq.

Reitner & Stuart

1319 Marsh Street

San Luis Obispo, CA 93401

Fax No. (805) 545-8599

If to Seller, addressed to:

Alan L. Douglas

President

Rancho Bernardo Community Bank

16495 Bernardo Center Drive

San Diego, California 92128

(858) 487-0605

With a copy addressed to:

S. Alan Rosen, Esq.

Horgan, Rosen, Beckham & Coren, LLP

23975 Park Sorrento, Suite 200

Calabasas, CA 91302-4001

Fax No. (818) 591-3838

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section11.12. Notwithstanding anything to the contrary contained herein, notice and/or delivery to Company shall be deemed notice and/or delivery to Bank.

11.13 Knowledge. Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of any Party or other Person such Party or other Person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted.

11.14 Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.15 Attorneys’ Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.16 Termination of Representations, Warranties and Covenants. The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

(This space intentionally blank.)

WITNESS, the signature of Community Bancorp Inc., as of the 21st day of April, 2005, set by its Chairman of the Board and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

COMMUNITY BANCORP INC.

By:	/s/ GARY W. DEEMS	By:	/s/ L. BRUCE MILLS, JR.
	Gary W. Deems Chairman of the Board		L. Bruce Mills, Jr. Secretary

WITNESS, the signature of Community National Bank as of the 21st day of April, 2005, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

COMMUNITY NATIONAL BANK

By:	/s/ MICHAEL J. PERDUE	By:	/s/ L. BRUCE MILLS, JR.
	Michael J. Perdue President & Chief Executive Officer		L. Bruce Mills, Jr. Secretary

WITNESS, the signature of Rancho Bernardo Community Bank, as of the 21st day of April, 2005 set by its Chief Executive Officer and its Secretary, pursuant to a resolution of its Board of Directors, acting by at least a majority:

RANCHO BERNARDO COMMUNITY BANK

By:	/s/ ALAN L. DOUGLAS	By:	/s/ JOHN D. GONNERMAN
	Alan L. Douglas Chief Executive Officer		John D. Gonnerman Secretary

APPENDIX B

FAIRNESS OPINION OF

HOEFER & ARNETT, INC.

445 South Figueroa Street 26th Floor Los Angeles, CA 90071 800 644-1302 213 362-0717 Fax www.hoeferarnett.com

April 21, 2005

Board of Directors

Rancho Bernardo Community Bank

16495 Bernardo Center Drive

San Diego, California 92128

Directors of Rancho Bernardo Community Bank:

We understand that Rancho Bernardo Community Bank (the “Company”) and Community Bancorp and its subsidiary, Community National Bank (collectively, hereinafter, “CMBC”) have entered into an Agreement and Plan of Merger dated as of April 21, 2005 (the “Merger Agreement”), pursuant to which the Company will be merged with and into CMBC (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of the Company, we understand that, subject to the exercise of dissenters’ rights, each outstanding share of common stock of the Company (“Company Common Stock”) is to be converted into the right to receive cash or CMBC common stock in an amount equal to between $27.17 and $33.04 and equal to $29.65 as of April 19, 2005. The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

You have asked us whether, in our opinion, as of the date hereof, the consideration to be received by the holders of Company Common Stock as provided in the Merger Agreement (the “Merger Consideration”) is fair to such holders from a financial point of view.

Hoefer & Arnett, Inc. is an investment banking firm and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate purposes.

For purposes of this opinion and in connection with our review of the Merger, we have, among other things: (1) reviewed the Merger Agreement, (2) reviewed certain publicly available business and financial information relating to the Company and CMBC that we deem to be relevant, (3) reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data relating to the strategic implications and operational benefits anticipated to result from the Merger, furnished to us by the Company and CMBC, (4) reviewed certain publicly available and other information concerning the reported prices and trading history of, and the trading market for, the common stock of the Company and CMBC, (5) reviewed certain publicly available information with respect to other companies that we believe to be comparable in certain respects to the Company and CMBC, (6) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which we deemed to be comparable, in whole or in part, to the Merger, and (7) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with the Company’s counsel. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our opinion.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information provided to or reviewed by us, whether or not publicly available, and we have not assumed

Member NASD-SIPC

Board of Directors

Rancho Bernardo Community Bank

April 21, 2005

any responsibility for independent verification of any such information. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of the Company that such projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and CMBC as to the expected future financial performance of the Company and CMBC and the strategic implications and operational benefits anticipated from the Merger, and we have assumed that, after the Merger, CMBC and its subsidiaries will perform substantially in accordance with such projections. We further relied on the assurances of the management of the Company that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, nor have we made any physical inspection of the properties or assets, of the Company or CMBC. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for the Company are in the aggregate adequate to cover such losses. In addition, we have not assumed responsibility for reviewing any individual credit files relating to the Company or CMBC.

Our opinion does not address the underlying business decision of the Company to enter into the Merger Agreement or complete the Merger.

Our opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof.

We have acted as financial advisor to the Company and will receive a fee from the Company for our services if the proposed Merger is consummated. In the ordinary course of our business, we and our affiliates may actively trade the common stock of the Company and CMBC for our own account and for the accounts of our customers and, accordingly, we may at any time hold a long or short position in the common stock of the Company or CMBC.

This opinion is for the benefit and use of the members of the Board of Directors of the Company in connection with their evaluation of the Merger and does not constitute a recommendation to any holder of the Company Common Stock as to how such holder should vote with respect to the Merger. This opinion may not be used for any other purpose without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Sincerely,

HOEFER & ARNETT, INC.

APPENDIX C

12 U.S.C. SECTION 215a(b)

APPENDIX C

215a(b) Dissenting shareholders

If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the shares so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

215a(c) Valuation of shares

The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

215a(d) Application to shareholders of merging associations; appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

C-1